Confidential draft submitted to the Securities and Exchange Commission on December 19, 2019.

This draft registration statement has not been filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

nCino, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	46-4353148
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6770 Parker Farm Drive

Wilmington, North Carolina 28405

(888) 676-2466

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Pierre Naudé

President and Chief Executive Officer

nCino, Inc.

6770 Parker Farm Drive

Wilmington, North Carolina 28405

(888) 676-2466

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Martin A. Wellington Robert A. Ryan Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 (212) 839-5300	Gregory D. Orenstein Chief Corporate Development & Legal Officer and Secretary nCino, Inc. 6770 Parker Farm Drive Wilmington, North Carolina 28405 (888) 676-2466	Paul D. Tropp Michael S. Pilo Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 (212) 596-9000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.0005 per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of any additional common stock that the underwriters have the option to purchase, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                , 2020

PROSPECTUS

            Shares

Common Stock

This is the initial public offering of shares of common stock of nCino, Inc. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $             and $            per share. We intend to apply to list our common stock on         under the symbol “NCNO.”

We have granted the underwriters a 30-day option to purchase up to                      additional shares of common stock from us at the initial public offering price, less the underwriting discounts and commissions.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. See the section titled “Prospectus Summary—Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” on page 14.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Us, Before Expenses
Per Share	$	$	$
Total	$	$	$
(1)	See the section entitled “Underwriting” for additional information regarding underwriting compensation.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to investors on or about                     , 2020.

BofA Securities	Barclays

The date of this prospectus is                     , 2020

You should rely only on the information contained in this document or to which we have referred you. Neither we nor any of the underwriters has authorized anyone to provide you with information that is different. This document may only be used in jurisdictions where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document or such other date set forth in this document, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

For investors outside the United States: Neither we, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus outside of the United States.

Basis of presentation

Our fiscal year ends on January 31 of each year and references in this prospectus to a fiscal year mean the year in which that fiscal year ends. Accordingly, references in this prospectus to “fiscal 2018,” “fiscal 2019,” and “fiscal 2020” refer to the fiscal year ended January 31, 2018, January 31, 2019 and January 31, 2020, respectively.

In this prospectus, when we refer to “Annual Contract Value” or “ACV” for any customer for any given period, we mean the annualized subscription fees from fully-activated subscription contracts in effect for such customers at the end of the applicable period. We define “ACV-based net retention” as total ACV at the end of a period from customers that existed at the beginning of the period, divided by total ACV at the beginning of the period.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to purchase our common stock. Unless the context requires otherwise, the words “we,” “us,” “our,” and “the Company” refer to nCino, Inc. and its subsidiaries.

nCino, Inc.

Our Mission

Our mission is to transform financial services through innovation, reputation and speed.

Overview

nCino is a leading global provider of cloud-based software for financial institutions. We empower banks and credit unions with the technology they need to meet ever-changing client expectations and regulatory requirements, gain increased visibility into their operations and performance, replace legacy systems and operate more competitively. Our solution, the nCino Bank Operating System, digitizes, automates and streamlines inefficient and complex processes and workflow, and utilizes data analytics and artificial intelligence and machine learning (“AI/ML”) to enable financial institutions to more effectively onboard new clients, make loans and manage the entire loan life cycle, open deposit and other accounts and manage regulatory compliance. We serve financial institution customers of all sizes and complexities, including global financial institutions, enterprise banks, regional banks, community banks, credit unions and new market entrants, such as challenger banks. Our customers deploy our solution for mission critical functions across their organizations.

Built as a single, multi-tenant SaaS platform, the nCino Bank Operating System transforms the way financial institutions operate, go to market and interact with their clients, while delivering measurable return on investment by enabling them to:

•	digitally serve their clients across commercial, small business and retail lines of business,

•	improve financial results,

•	operate more efficiently,

•	manage risk and compliance more effectively, and

•	establish a data, audit and business intelligence hub.

We were founded in a bank with the goal of improving that institution’s operations and client service. Realizing the problems we were addressing were endemic to virtually all banks and credit unions, we were spun out as a separate company in 2011 with the vision of providing a comprehensive solution to onboard clients, originate any type of loan and open any type of account on a single cloud-based platform. We initially focused on transforming commercial and small business lending for community and regional banks. We introduced the nCino Bank Operating System to enterprise banks in the United States in 2014, and then internationally in 2017, and have subsequently expanded across North America, Europe and Asia-Pacific (“APAC”). Throughout this market expansion, we broadened our solution by adding functionality for retail lending, client onboarding, deposit account opening, analytics and AI/ML. Our holistic solution enables us to provide a single digital banking platform for financial institutions of all sizes on a global basis. We work with some of the world’s leading systems integrators (“SIs”) to help implement our solution, which has increased our capacity to deliver and deploy the nCino Bank Operating System and enabled us to scale more quickly.

As a native cloud platform that utilizes a single code base regardless of the size and complexity of the financial institution, the nCino Bank Operating System is highly scalable and configurable for the specific needs of each of our customers. Once implemented, our solution becomes deeply embedded in our customers’ business processes, enabling critical workflows across the financial institution on a single platform. The nCino Bank Operating System connects the front, middle and back office employees of a financial institution with clients and third parties across lines of business. We deliver data analytics and AI/ML capabilities through our nCino IQ (“nIQ”) application suite to provide our customers with automation and insights into their operations, such as tools for analyzing, measuring and managing credit risk, as well as to improve their ability to comply with regulatory requirements. We leverage the Salesforce platform (the “Salesforce Platform”) for its global infrastructure, reliability and scalability, which enables us to focus our product development efforts on building deep vertical functionality specifically for banks and credit unions.

We offer the nCino Bank Operating System on a subscription basis pursuant to non-cancellable multi-year contracts that typically range from three to five years, and we employ a “land and expand” business model. Our initial deployment with a customer generally focuses on implementing a client onboarding, loan origination and/or deposit account opening application in a specific line of business within the financial institution, such as commercial, small business or retail. The nCino Bank Operating System is designed to scale with our customers and once our solution is deployed, we seek to have our customers expand adoption within and across lines of business. The nCino Bank Operating System leverages common data sets and functionality across applications, which optimizes and accelerates the deployment of our solution throughout a financial institution.

The nCino Bank Operating System serves a large addressable market opportunity globally as financial institutions make significant investments in IT applications and infrastructure, with demand for cloud-based solutions in banking continuing to grow. According to Gartner, banking had the highest global enterprise IT spending of all industries with approximately $376 billion spent in 2018. Based on our internal analysis and experience, we estimate the current serviceable market for the nCino Bank Operating System to be greater than $10 billion.

nCino has a diverse customer base ranging from global financial institutions, to enterprise banks, to regional and community banks, to credit unions and new market entrants, such as challenger banks. We ended fiscal 2019 with over 230 financial institutions that utilized the nCino Bank Operating System for client onboarding, loan origination and/or deposit account opening, of which over 120 each generated more than $100,000 in annual subscription revenues in fiscal 2019. In addition, we have over 840 financial institutions that use the portfolio analytics solution we acquired with the Visible Equity acquisition in fiscal 2020, which is now part of nIQ. In total, we served over 1,100 financial institution customers as of October 31, 2019.

Our customers are some of the world’s leading financial institutions, including Bank of America, Bank of the West, Barclays, Capital One, Key Bank, Macquarie, M&T Bank, Navy Federal Credit Union, Santander, TD Bank, Truist and U.S. Bancorp. We delivered ACV-based net retention of 112% in fiscal 2019. In any given period, ACV for a customer represents the annualized subscription fees from the fully activated subscription contracts in effect for such customers at the end of the applicable period. We define ACV-based net retention as total ACV at the end of a period from customers that existed at the beginning of the period, divided by total ACV at the beginning of the period.

Our business has achieved rapid growth since its inception. We plan to continue investing in expanding the breadth and depth of the nCino Bank Operating System and expanding internationally. We believe our product development and global expansion initiatives will continue to drive revenue and customer growth. Our total revenues were $91.5 million and $58.1 million for fiscal 2019 and 2018, respectively, representing 57.4% year-over-year growth. We also had recurring, subscription-based revenues of $64.5 million and $38.0 million for fiscal 2019 and 2018, respectively, representing 69.4% year-over-year growth. We incurred net losses for fiscal 2019 and 2018 of $22.3 million and $18.6 million, respectively.

Industry Background

With more than 28,000 financial institutions worldwide, banking is one of the largest and most complex industries in the global economy and is characterized by intense competition between incumbent financial institutions, as well as with new challenger banks and non-bank lenders. This competitive environment, combined with high levels of regulatory oversight and persistently low interest rates over the last several years, can make executing and delivering favorable financial results difficult for financial institutions. Furthermore, technologies like social media, mobile and online commerce are challenging financial institutions to engage with clients and employees more efficiently, intelligently and transparently through new channels. In response to these challenges, many financial institutions have embarked on digital transformations, investing in technology to make their operations more client focused, automated and agile. The most forward-thinking financial institutions are going a step further by adopting modern predictive analytics and AI/ML to become more truly data-driven organizations.

Financial Institution Clients Increasingly Demand a Seamless, Modern and Transparent Experience

Evolving client expectations are driving the need for change across financial services. Today, a typical client expects to interact with a financial institution in a myriad of ways, from visiting a branch to logging in from a variety of devices. These clients increasingly value a consistent and seamless experience across these diverse channels. According to a 2019 PricewaterhouseCoopers (“PwC”) survey, there has been a 21% increase since 2015 in consumers who use financial institutions that place more importance on experiential factors than interest rates. Additionally, this survey notes that 35% of clients choose their financial institution based on ease of use and client service. Financial institutions, which have historically required clients to adapt to the institution’s operating structure, must increasingly adapt their operating structures to the needs of their clients. This transformation requires a flexible, scalable, agile and secure technology platform. According to a 2016 PwC survey, 61% of bank executives say that a client-centric model is “very important”, yet only 17% felt “very prepared” for such a model.

Digital Transformation is Driving Financial Institution Technology Spend Even Higher

Financial institutions spend more on technology than any other industry and digital transformation is expected to accelerate this trend. According to a 2018 Ernst & Young (“EY”) survey, 85% of banks are currently undertaking digital transformations to modernize their businesses and 60% of banks plan to increase their technology budgets by at least 10% over the next 12 months. Cloud computing is a key enabler of digital transformation and financial institutions are in the early stages of a large-scale cloud transition. In the 2018 EY survey, 60% to 80% of global banks said they planned to increase investment in cloud technology over the next three years. Additionally, according to a 2018 Celent report, financial services firms are expected to progressively abandon private data centers and triple the amount of data they upload to the cloud over the next three years.

Financial Institutions Face Increased Regulatory Scrutiny

Financial institutions are facing ever increasing regulatory requirements. The Dodd-Frank Wall Street Reform and Consumer Protection Act, the Basel capital requirement standards and the Current Expected Credit Loss (“CECL”) accounting standard have imposed stringent regulations pertaining to capital and leverage ratios and how financial institutions are required to estimate allowances for credit losses. Additionally, increased privacy regulations, such as the European Union’s General Data Protection Regulation (“GDPR”), have imposed tougher data protection requirements. According to a Thomson Reuters report, compliance costs for financial institutions have increased 13% year over year since 2017 and the cost of non-compliance can be material. The overhang of this and other regulation is driving increased demand for technology solutions to help financial institutions standardize processes, enhance visibility, ease the burden of regulatory exams and ultimately reduce compliance costs.

The Shift to Automation and Data-Driven Banking

To accelerate digital transformation, financial institutions are focusing their technology investments on automation, actionable intelligence, predictive analytics and AI/ML.

•

Automation. Financial institutions are marrying digital technologies and data to modernize and automate what were traditionally manual processes. The automation opportunity is an institution-wide mandate where dynamic data models are increasingly being used to monitor business processes and automate tasks and decisions to drive organizational efficiency and speed.

•

Actionable Intelligence. Actionable intelligence technology offers the ability to synthesize disparate data sets into unified reportable information and provides a recommended course of action to make more informed real-time decisions.

•

Predictive Analytics. Predictive analytics use cases in financial services include predicting fraud, modeling risk, personalizing marketing, predicting client lifetime value, segmenting clients, enabling recommendation engines, predicting loan defaults and improving client support. The financial and operational benefit of these use cases can be substantial.

•

AI/ML. AI/ML can be used to continually improve operating results by, for example, modeling credit exposure and estimating the impact of a downturn on a financial institution’s portfolios. Other AI/ML use cases in financial services include streamlining credit decisions, preventing fraud and providing personalized services. According to a 2018 Accenture report, AI/ML will allow banks to save 20% to 25% across IT operations, infrastructure, maintenance and operations.

Benefits of the nCino Bank Operating System

The nCino Bank Operating System is a single, multi-tenant cloud platform that provides client onboarding, loan origination and deposit account opening applications that span a financial institution’s commercial, small business and retail lines of business across channels. Our solution streamlines employee, client and third-party interactions and drives increased profitability, efficiency, transparency and regulatory compliance across a financial institution. The nCino Bank Operating System was designed by bankers who understand how financial institutions operate and delivers a significant and measurable return on investment by enabling them to:

•	Digitally Serve Their Clients Across Commercial, Small Business and Retail Lines of Business. The nCino Bank Operating System delivers a seamless experience across multiple devices, channels and products, enabling a unified digital relationship between a financial institution, its employees, clients and third parties, such as appraisers, lawyers and regulators. This empowers financial institution employees to be more efficient and effective, and enhance relationships with their clients.

•

Improve Financial Results. Our customers leverage nCino’s capabilities to drive revenue growth by digitally expanding their brand presence and reach, delivering new products to increase client wallet share and improving client satisfaction and retention. Our SaaS platform can reduce total cost of ownership by eliminating redundant legacy systems and simplifying our customers’ internal information technology landscape. The nCino Bank Operating System increases transparency at all organizational levels across lines of business, enabling our customers to measure their operations and performance more effectively.

•

Operate More Efficiently. Utilizing the nCino Bank Operating System automation, workflow and digitization capabilities allows financial institutions and their employees to focus on value-add work, reduce time spent on clearing exceptions, reduce duplicative data entry and data rekeying, help eliminate manual processes, decrease the use of paper files and accelerate document collection.

•

Manage Risk and Compliance More Effectively. The nCino Bank Operating System helps financial institutions reduce regulatory, credit and operational risk through workflow and automation, data reporting, standardized risk rating calculations and financial modeling. For example, the content management, automated workflow and digital audit trail and snapshot functionality within the nCino Bank Operating System helps our customers more effectively and efficiently prepare for regulatory examinations.

•

Establish a Data, Audit and Business Intelligence Hub. With an open application program interface (“API”) technology framework and integrations with third-party data sources, financial institutions can use the nCino Bank Operating System to augment their client and operational data and create a centralized data hub that enhances data-driven decision-making. This centralized hub enables data to be more easily accessed, modeled and analyzed to help deliver greater operational, portfolio and financial intelligence, a more complete client view, improved compliance monitoring and metrics, as well as the opportunity to more successfully leverage AI/ML.

Our Competitive Advantages

We believe our position as a leading global provider of cloud banking software for financial institutions is built on a foundation of the following strengths:

•

Built by Bankers for Bankers. Our company was started by banking professionals who recognized the need for a single cloud platform to address the endemic challenges faced by financial institutions. This heritage is the foundation of our deep banking domain expertise, which differentiates us and continues to drive our strategy to design software that addresses the unique challenges of our financial institution customers globally.

•

Cloud Banking Technology Pioneer and Market Leader. The nCino Bank Operating System was developed from inception as a native cloud application and we believe our eight year track record of innovation in cloud banking technology distinguishes us in the market. As a first mover in this sector, we have developed trusted relationships and a reputation for successfully implementing our solution with financial institutions of all sizes in multiple geographies.

•

Single SaaS Platform. We deliver a single SaaS platform that spans business lines and replaces point and other legacy technology solutions for client onboarding, loan origination and deposit account opening. This approach allows financial institutions to leverage common data sets and workflows across lines of business, providing a consistent and engaging client experience and a more comprehensive view of their client relationships.

•

Measurable Return on Investment. The nCino Bank Operating System provides quantifiable results for our customers, including increased client growth and retention, loan volume and efficiency and reduced loan closing times, policy exceptions and operating costs. Our solution empowers our customers with data driven, real-time insights into their business performance, enabling them to better measure and manage their operations.

•

Empowering the Intelligent Enterprise. Through our nIQ applications, we leverage analytics and AI/ML to help financial institutions become more predictive, personalized and proactive. nIQ automates data extraction and analysis, allowing our customers to focus on more value-add activities, and employs predictive analytics to, for example, assist in understanding risk and fair lending compliance. nIQ drives personalized experiences by embedding actionable information throughout the nCino Bank Operating System, which enables our customers to make more informed decisions in real time at the point of production.

•

Award-Winning Culture. We are in the business of fundamentally changing the way financial institutions operate. To transform an industry, we believe it is essential to have a company culture that not only empowers its employees to challenge the status quo, but also emboldens them to drive change and have a passion for customer success. For these reasons, we have built nCino with a cultural foundation based on our six core values: Bring Your A-Game, Do the Right Thing, Respect Each Other, Make Someone’s Day, Have Fun and Be a Winner! We believe our culture is the foundation for the successful execution of our strategy and, as a result, is a critical strength of our organization. In recognition of our continued focus on employee engagement, satisfaction and culture, we have received numerous awards, including being named the 2019 #1 Best Place to Work in Financial Technology by American Banker.

How nCino Will Grow

We intend to continue growing our business by executing on the following strategies:

•

Expand Within and Across our Existing Customers. We believe there is a significant opportunity to further expand within our existing customer base both vertically within business lines and horizontally across business lines. As an example, we formally launched our solution in retail lending in May 2018 and we now have 30 customers contracted to use both our commercial and retail loan origination applications. Our revenues from existing customers continue to grow as additional users are added, creating strong customer cohort dynamics.

•

Expand our Customer Base. We believe the global market for cloud banking is large and underserved. With banks and credit unions needing to replace legacy point products with more efficient technology and banking services continuing to shift to digital, we believe there is a significant opportunity to deliver our solution and expand our customer base to financial institutions of all sizes and complexity around the world. Currently deployed in 11 countries, we have made significant investments to expand our presence in Europe, the Middle East and Africa (“EMEA”) and APAC, and our solution can currently support over 120 languages and over 140 currencies. We promote sales in North America out of our offices in the United States and Canada, in APAC out of our offices in Australia and Japan, and in EMEA out of our office in the United Kingdom (“UK”).

•

Continue Strengthening and Extending our Product Functionality. We plan to continue to develop our AI/ML capabilities through automation, predictive analytics, digital assistant services and data source integration to further reduce human interaction for routine but time-consuming tasks, allowing our customers to spend more time on value creating activities. We also plan to continue to expand our portfolio analytics and credit modeling capabilities. By further enhancing this functionality, we can provide our customers with greater real-time access to deeper insights at the point of production, helping them make faster and more informed decisions and become more effective and proactive.

•

Foster and Grow our SI Ecosystem. We have developed strong relationships with a number of leading SIs, including Accenture, PwC, Deloitte and West Monroe Partners, that increase our capacity to onboard new customers and implement the nCino Bank Operating System, extend our global reach and drive increased market awareness of our company and solution. To date, over 1,000 SI consultants have completed our training program to implement the nCino Bank Operating System.

•

Selectively Pursue Strategic Transactions. In addition to developing our solution organically, we may selectively pursue acquisitions, joint ventures or other strategic transactions. We expect these transactions to focus on innovation to help strengthen and expand the functionality and features of the nCino Bank Operating System and/or expand our global presence. For example, in fiscal 2020 we acquired Visible Equity and FinSuite as part of our strategy to build out our nIQ capabilities and we established our nCino K.K. joint venture to facilitate our entry into the Japanese market.

Risks Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include the following:

•	We have a limited operating history, which makes it difficult to predict our future operating results, and we may not achieve our expected operating results in the future;

•	We have a history of operating losses and may not achieve or sustain profitability in the future;

•	If we are unable to attract new customers or continue to broaden our existing customers’ use of our solution, our revenue growth will be adversely affected;

•

If the market for cloud-based banking technology develops more slowly than we expect or changes in a way that we fail to anticipate, our sales would suffer and our results of operations would be adversely affected;

•	We may not be able to sustain our revenue growth rate in the future;

•	Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business;

•	We may not accurately predict the long-term rate of customer subscription renewals or adoption of our solution, or any resulting impact on our revenues or operating results;

•

A breach of our security measures or those we rely on could result in unauthorized access to customer or their clients’ data, which may materially and adversely impact our reputation, business and results of operations;

•	Fundamental elements of the nCino Bank Operating System are built on the Salesforce Platform and we rely on our agreement with salesforce.com (“Salesforce”) to provide our solution to our customers.

•

Privacy and data security concerns, data collection and transfer restrictions and related domestic or foreign regulations may limit the use and adoption of the nCino Bank Operating System and adversely affect our business and results of operations;

•	Because we recognize subscription revenues over the term of the contract, downturns or upturns in our business may not be reflected in our results of operations until future periods;

•

Our corporate culture has contributed to our success, and if we cannot maintain it as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be adversely affected;

•

We derive all of our revenues from customers in the financial services industry, and any downturn or decrease in technology spend in the financial services industry could adversely affect our business; and

•

The markets in which we participate are intensely competitive and highly fragmented, and pricing pressure, new technologies or other competitive dynamics could adversely affect our business and results of operations.

Corporate Information

We were organized in the state of North Carolina in 2011, and incorporated in Delaware in 2013. Our principal executive offices are located at 6770 Parker Farm Drive, Wilmington, North Carolina 28405, and our telephone number is (888) 676-2466. Our website address is www.ncino.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

nCino and other trademarks or service marks of nCino, Inc. appearing in this prospectus are the property of nCino, Inc. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate that we will not assert our rights in these trademarks, service marks and trade names.

Emerging Growth Company

We are an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). We may take advantage of certain exemptions from various public reporting requirements, including that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We have elected to use the extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company and (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We intend to take advantage of the foregoing exemptions until we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of (1) the end of the fiscal year following the fifth anniversary of this offering; (2) the last day of the fiscal year during which our annual gross revenues are $1.07 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (4) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year.

See the section titled “Risk Factors—Risks Relating to Our Initial Public Offering and Ownership of Our Common Stock—We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors” for additional information.

THE OFFERING

Common stock offered	shares

Common stock outstanding after this offering	shares

Option to purchase additional shares	shares

Use of proceeds	We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $ , or approximately $ if the underwriters’ option to purchase additional shares is exercised in full, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire, invest in or obtain rights to complementary technologies, products, services or businesses. There are no such transactions (or agreements related to such transactions) at this time. See the section titled “Use of Proceeds” for additional information.

Proposed trading symbol	“NCNO”

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of common stock that will be outstanding after this offering is based on              shares of our common stock outstanding as of             and excludes:

•	shares of common stock issuable upon exercise of options outstanding as of , at a weighted-average exercise price of $ per share under our existing equity plans;

•	shares of common stock reserved for future issuance under our 2019 Equity Incentive Plan (the “2019 Plan”); and

•

             shares of common stock reserved for issuance under our 2020 Employee Stock Purchase Plan (the “ESPP”), which will become effective on the business day immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Unless otherwise indicated, all information in this prospectus assumes:

•	no issuance or exercise of outstanding options or warrants after ;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws, which will each occur immediately prior to the completion of this offering;

•	no exercise of the underwriters of their option to purchase up to an additional shares of our common stock; and

•	the conversion of all of our outstanding non-voting common stock into voting common stock prior to or contemporaneously with the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our summary consolidated financial data. The summary consolidated statement of operations data for the fiscal years ended January 31, 2018 and January 31, 2019 and the summary consolidated balance sheet data as of January 31, 2019 are each derived from our audited financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. You should read this summary consolidated financial and other data in conjunction with the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Fiscal Year Ended January 31,
	2018	2019
($ In thousands, except share and per share amounts)
Revenues:
Subscription revenues	$38,048	$64,458
Professional services revenues	20,094	27,076

Total revenues	58,142	91,534
Cost of revenues(1):
Cost of subscription revenue	12,581	19,995
Cost of professional services revenue	17,890	26,456

Total cost of revenue	30,471	46,451

Gross profit	27,671	45,083
Operating expenses(1):
Sales and marketing	20,954	31,278
Research and development	16,559	22,230
General and administrative	8,933	14,791

Total operating expenses	46,446	68,299

Loss from operations	(18,775)	(23,216)
Non-operating income (expense):
Interest income	260	1,193
Other	(24)	(89)

Loss before income tax expense	(18,539)	(22,112)
Income tax expense	50	194

Net loss	$(18,589)	$(22,306)
Other comprehensive income (loss):
Foreign currency translation	6	(27)

Comprehensive loss	$(18,583)	$(22,333)

Net loss per share, basic and diluted	$(0.27)	$(0.30)

Shares used to compute net loss per share, basic and diluted	68,290,570	74,593,709

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended January 31,
	2018	2019
(In thousands)
Cost of revenues	$1,357	$1,487
Sales and marketing	940	1,078
Research and development	1,070	1,056
General and administrative	459	474

Total stock-based compensation expense	$3,826	$4,095

Consolidated Balance Sheet Data

	As of January 31, 2019
	Actual	As Adjusted(1)
(In thousands)
Cash and cash equivalents	$74,347	$
Total assets	119,966
Total liabilities	53,930
Accumulated deficit	(104,752)
Total stockholders’ equity	66,036

(1)

The as adjusted column in the balance sheet data table above gives effect to the sale and issuance by us of              shares of our common stock in this offering, based upon the assumed initial public offering price of $         per share, which is the midpoint of the offering price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease the amount of our as adjusted cash and cash equivalents, total assets and total stockholders’ equity by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our as adjusted cash and cash equivalents, total assets and total stockholders’ equity by $         assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Relating to Our Business and Industry

We have a limited operating history, which makes it difficult to predict our future operating results, and we may not achieve our expected operating results in the future.

As a result of our limited operating history, our ability to forecast our future operating results, including revenues, cash flows and profitability, is limited and subject to a number of uncertainties. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in the technology industry, such as the risks and uncertainties described in this prospectus. If our assumptions regarding these risks and uncertainties are incorrect or change due to changes in our markets, or if we do not address these risks successfully, our operating and financial results may differ materially from our expectations and our business may suffer.

We have a history of operating losses and may not achieve or sustain profitability in the future.

We began operations in 2011 and have experienced net losses since inception. We generated a net loss of $22.3 million in fiscal 2019, and as of January 31, 2019, we had an accumulated deficit of $104.8 million. We will need to generate and sustain increased revenue levels in future periods in order to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant resources to support further growth and extend the functionality of the nCino Bank Operating System, expand our sales and product development headcount, increase our marketing activities and grow our international operations. We will also face increased costs associated with growth, the expansion of our customer base and the costs of being a public company. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenues enough to offset our increased operating expenses. We expect to incur losses for the foreseeable future as we continue to invest in product development, and we cannot predict whether or when we will achieve or sustain profitability. If we are unable to achieve and sustain profitability, the value of our business and common stock may significantly decrease.

If we are unable to attract new customers or continue to broaden our existing customers’ use of our solution, our revenue growth will be adversely affected.

To increase our revenues, we will need to continue to attract new customers and succeed in having our current customers expand the use of our solution across their institution. In order for us to maintain or improve our results of operations, it is important that our customers renew their subscriptions with us on the same or more favorable terms to us when their existing subscription term expires. Our revenue growth rates may decline or fluctuate as a result of a number of factors, including customer spending levels, customer dissatisfaction with our solution, decreases in the number of users at our customers, changes in the type and size of our customers, pricing changes, competitive conditions, the loss of our customers to other companies and general economic conditions. Our customers may also require fewer subscriptions for our solution as its use may enable them to operate more efficiently over time. Therefore, we cannot assure you that our current customers will renew or expand their use of our solution. If we are unable to sign new customers or retain or attract new business from current customers, our business and results of operations may be materially and adversely affected.

If the market for cloud-based banking technology develops more slowly than we expect or changes in a way that we fail to anticipate, our sales would suffer and our results of operations would be adversely affected.

Use of, and reliance on, cloud-based banking technology is still at an early stage and we do not know whether financial institutions will continue to adopt cloud-based banking technology such as the nCino Bank Operating System in the future, or whether the market will change in ways we do not anticipate. Many financial institutions have invested substantial personnel and financial resources in legacy software, and these institutions may be reluctant, unwilling or unable to convert from their existing systems to our solution. Furthermore, these financial institutions may be reluctant, unwilling or unable to use cloud-based banking technology concerns such as the security of their data and reliability of the delivery model. These concerns or other considerations may cause financial institutions to choose not to adopt cloud-based banking technology such as ours or to adopt them more slowly than we anticipate, either of which would adversely affect us. Our future success also depends on our ability to sell additional applications and functionality such as nIQ, to our current and prospective customers and our customers may be dissatisfied with the updates or changed features. As we create new applications and enhance our existing solution, these applications and enhancements may not be attractive to customers. In addition, promoting and selling new and enhanced functionality may require increasingly costly sales and marketing efforts, and if customers choose not to adopt this functionality our business and results of operations could suffer. If financial institutions are unwilling or unable to transition from their legacy systems, or if the demand for our solution does not meet our expectations, results of operations and financial condition will be adversely affected.

We may not be able to sustain our revenue growth rate in the future.

Our revenues increased from $58.1 million for fiscal 2018 to $91.5 million for fiscal 2019. We may not be able to sustain revenue growth consistent with our recent history, if at all. Our revenue growth in recent periods may not be indicative of our future performance. Furthermore, to the extent we grow in future periods, maintaining consistent rates of revenue growth may be difficult. Our revenue growth may also slow or even reverse in future periods due to a number of factors, which may include slowing demand for our solution, increasing competition, decreasing growth of our overall market, our inability to attract and retain a sufficient number of financial institution customers, concerns over data security, our failure, for any reason, to capitalize on growth opportunities or general economic conditions. If we are unable to maintain consistent revenue growth, the price of our common stock could be volatile and it may be difficult for us to achieve and maintain profitability.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our revenues, gross margin, profitability, cash flow and deferred revenue, may vary significantly in the future and, accordingly, period-to-period comparisons of our results of operations may not be meaningful. Thus, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, and may not fully or accurately reflect the underlying performance of our business. For example, while subscriptions with our customers include multi-year non-cancellable terms, in a limited number of contracts, customers have an option to buy out of the contract for a specified termination fee. If such customers exercise this buy-out option, or if we negotiate an early termination of a contract at a customer’s request, any termination fee would be recognized in full at the time of termination, which would favorably affect subscription revenues in that period and unfavorably affect subscription revenues in subsequent periods. Fluctuation in quarterly results may negatively impact the value of our common stock. Factors that may cause fluctuations in our quarterly financial results include, without limitation, those listed below:

•	our ability to retain current customers or attract new customers;

•	the activation, delay in activation or cancelation of large blocks of users by customers;

•	the timing of recognition of professional services revenues;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	acquisitions of our customers, to the extent the acquirer elects not to continue using our solution or reduces subscriptions to it;

•	customer renewal rates;

•	increases or decreases in the number of users licensed or pricing changes upon renewals of customer contracts;

•	network outages or security breaches;

•	general economic, industry and market conditions (particularly those affecting financial institutions);

•	changes in our pricing policies or those of our competitors;

•	seasonal variations in sales of our solution, which have historically been highest in the fourth quarter of our fiscal year;

•

the timing and success of new product introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners; and

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies.

We may not accurately predict the long-term rate of customer subscription renewals or adoption of our solution, or any resulting impact on our revenues or operating results.

Our customers have no obligation to renew their subscriptions for our solution after the expiration of the initial or current subscription term, and our customers, if they choose to renew at all, may renew for fewer users or on less favorable pricing terms. Since the average initial term of our customer agreements is three to five years, and we only began selling our solution in 2012, we have limited historical data with respect to rates of customer subscription renewals and cannot be certain of anticipated renewal rates. Our renewal rates may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our pricing or our solution or their ability to continue their operations or spending levels. If our customers do not renew their subscriptions for our solution on similar pricing terms, our revenues may decline and our business could suffer.

Additionally, as the markets for the nCino Bank Operating System develop, we may be unable to attract new customers based on the same subscription model that we have used historically. Moreover, large or influential financial institution customers may demand more favorable pricing or other contract terms from us.

As a result, we may in the future be required to change our pricing model, reduce our prices or accept other unfavorable contract terms, any of which could adversely affect our revenues, gross margin, profitability, financial position and/or cash flow.

A breach of our security measures or those we rely on could result in unauthorized access to customer or their clients’ data, which may materially and adversely impact our reputation, business and results of operations.

Certain elements of our solution, particularly our analytics application, process and store personally identifiable information (“PII”) such as banking and personal information of our customers’ clients, and we may also have access to PII during various stages of the implementation process or during the course of providing customer support. Furthermore, as we develop additional functionality, we may gain greater access to PII. We maintain policies, procedures and technological safeguards designed to protect the confidentiality, integrity and availability of this information and our information technology systems. However, we cannot entirely eliminate the risk of improper or unauthorized access to or disclosure of PII or other security events that impact the integrity or availability of PII or our systems and operations, or the related costs we may incur to mitigate the consequences from such events. There may be unlawful attempts to disrupt or gain access to our information technology systems or the PII or other data of our customers or their clients that may disrupt our or our customers’ operations. In addition, because we leverage third-party providers, including cloud, software, data center and other critical technology vendors to deliver our solution to our customers and their clients, we rely heavily on the data security technology practices and policies adopted by these third-party providers. A vulnerability in a third-party provider’s software or systems, a failure of our third-party providers’ safeguards, policies or procedures, or a breach of a third-party provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our solution.

Cyberattacks and other malicious internet-based activity continue to increase and evolve, and cloud-based providers of products and services have been and are expected to continue to be targeted. In addition to traditional computer “hackers,” malicious code (such as viruses and worms), phishing, employee theft or misuse and denial-of-service attacks, sophisticated criminal networks as well as nation-state and nation-state supported actors now engage in attacks, including advanced persistent threat intrusions. Current or future criminal capabilities, discovery of existing or new vulnerabilities, and attempts to exploit those vulnerabilities or other developments, may compromise or breach our systems or solution. In the event our or our third-party providers’ protection efforts are unsuccessful and our systems or solution are compromised, we could suffer substantial harm. A security breach could result in operational disruptions, loss, compromise or corruption of customer or client data or data we rely on to provide our solution, including our analytics initiatives and offerings that impair our ability to provide our solution and meet our customers’ requirements resulting in decreased revenues and otherwise materially negatively impacting our financial results. Also, our reputation could suffer irreparable harm, causing our current and prospective customers to decline to use our solution in the future. Further, we could be forced to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing security protection costs by deploying additional personnel and protection technologies, and defending against and resolving legal and regulatory claims, all of which could divert resources and the attention of our management and key personnel away from our business operations.

Federal and state regulations may require us or our customers to notify individuals of data security incidents involving certain types of personal data or information technology systems. Security compromises experienced by others in our industry, our customers or us may lead to public disclosures and widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could erode customer confidence in the effectiveness of our security measures, negatively impact our ability to attract new customers, cause existing customers to elect not to renew or expand their use of our solution or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, which could materially and adversely affect our business and results of operations.

In addition, some of our customers contractually require notification of data security compromises and include representations and warranties in their contracts with us that our solution complies with certain legal and technical standards related to data security and privacy and meets certain service levels. In certain of our contracts, a data security compromise or operational disruption impacting us or one of our critical vendors, or other circumstances resulting in system unavailability or damage due to other circumstances outside of our control, may constitute a material breach and give rise to a customer’s right to terminate their contract with us. In these circumstances, it may be difficult or impossible to cure such a breach in order to prevent customers from potentially terminating their contracts with us. Furthermore, although our customer contracts typically include limitations on our potential liability, there can be no assurance that such limitations of liability would be adequate. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will be available on acceptable terms or will be available in sufficient amounts to cover one or more claims, or that our insurers will not deny or attempt to deny coverage as to any future claim. The successful assertion of one or more claims against us, the inadequacy or denial of coverage under our insurance policies, litigation to pursue claims under our policies or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or coinsurance requirements, could materially and adversely affect our business and results of operations.

Fundamental elements of the nCino Bank Operating System are built on the Salesforce Platform and we rely on our agreement with Salesforce to provide our solution to our customers.

Fundamental elements of the nCino Bank Operating System, including our client onboarding, loan origination and deposit account opening applications, are built on the Salesforce Platform and we rely on our agreement with Salesforce to use the Salesforce Platform in conjunction with our solution, including for hosting infrastructure and data center operations. Any termination of our relationship with Salesforce would result in a materially adverse impact on our business model.

Our current agreement with Salesforce expires in June 2022. If we are unable to renew our agreement with Salesforce, there would be, absent a termination for cause, a wind-down period during which existing customers would be able to continue using the nCino Bank Operating System in conjunction with the Salesforce Platform, but we would be unable to provide our solution to new customers and could be limited in our ability to allow current customers to add additional users. In addition, if we are unable to renew our agreement with Salesforce, our customers would need to obtain a separate subscription from Salesforce in order to access the nCino Bank Operating System. This could cause a significant delay in the time required to enter into agreements with customers, place us and our customers at a disadvantage in negotiating with Salesforce, and lead customers not to renew or enter into agreements with us. We also cannot assure you that the pricing or other terms in any renewal with Salesforce would be favorable to us, and if not, our business and operating results may be materially and adversely affected.

In addition, Salesforce has the right to terminate its agreement with us in certain circumstances, including in the event of a material breach of the agreement by us. If Salesforce terminates our agreement for cause, it would not be required to provide the wind-down period described above. We are also required to indemnify Salesforce for claims made against Salesforce by a third party alleging that the nCino Bank Operating System infringes the intellectual property rights of such third party.

An expiration or termination of our agreement with Salesforce would cause us to incur significant time and expense to acquire rights to, or develop, a replacement solution and we may not be successful in these efforts, which could cause the nCino Bank Operating System to become obsolete. Even if we were to successfully acquire or develop a replacement solution, some customers may decide not to adopt the solution and may, as a result, decide to use a different product. If we were unsuccessful in acquiring or developing a replacement solution or acquire or develop a replacement solution that our customers do not adopt, our business, results of operations and brand would be materially and adversely affected.

Furthermore, there are no exclusivity arrangements in place with Salesforce that would prevent them from developing their own offerings that compete directly with ours, acquiring a company with offerings similar to ours, or investing greater resources in our competitors. While we believe our relationship with Salesforce is strong, Salesforce competing with us could materially and adversely affect our business and results of operations.

Privacy and data security concerns, data collection and transfer restrictions and related domestic or foreign regulations may limit the use and adoption of the nCino Bank Operating System and adversely affect our business and results of operations.

Personal privacy, information security, and data protection are significant issues in the United States, the European Union (“EU”) and a number of other jurisdictions where we offer the nCino Bank Operating System. The regulatory framework governing the collection, processing, storage and use of certain information, particularly financial and other PII, is rapidly evolving. Any failure or perceived failure by us to comply with applicable privacy, security or data protection laws, regulations or industry standards may materially and adversely affect our business and results of operations.

We expect that there will continue to be new proposed and adopted laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the EU and other jurisdictions in which we operate. For example, California enacted the California Consumer Privacy Act (the “CCPA”) which goes into effect in January 2020 and, among other things, requires companies covered by the legislation to provide new disclosures to California consumers and afford such consumers new rights of access and deletion for personal information, as well as the right to opt-out of certain sales of personal information. The CCPA was enacted in June 2018, amended in September 2018 and amended again in September 2019. Draft regulations were issued in October 2019 and it is possible that another referendum will be on the California ballot in November 2020 to further change the law for 2021. It remains unclear what, if any, modifications will be made to the CCPA or how those modifications will be interpreted or enforced. The CCPA or similar legislation may require us to modify our practices and policies and incur substantial costs and expenses in an effort to comply or respond to further changes to laws or regulations. Similarly, the European Commission adopted the GDPR, which became fully effective on May 25, 2018, and imposes similarly complex and stringent data protection requirements with regard to the processing of EU PII. Violations of the GDPR carry penalties of up to 4% of gross annual turnover. Additional GDPR interpretations and guidance have been and may continue to be issued that may require us to modify our practices and policies and incur substantial costs and expenses in an effort to comply or to adjust to changes in the law or EU member state implementing legislation.

We cannot yet fully determine the impact these or future laws, rules and regulations may have on our business or operations. Any such laws, rules and regulations may be inconsistent among different jurisdictions, subject to differing interpretations or may conflict with our current or future practices. Additionally, we may be bound by contractual requirements applicable to our collection, use, processing and disclosure of various types of information including financial and PII, and may be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters that may further change as laws, rules and regulations evolve.

Any failure or perceived failure by us, or any third parties with which we do business, to comply with these laws, rules and regulations, or with other obligations to which we or such third parties are or may become subject, may result in actions or other claims against us by governmental entities or private actors, the expenditure of substantial costs, time and other resources or the incurrence of fines, penalties or other liabilities. In addition, any such action, particularly to the extent we were found to be guilty of violations or otherwise liable for damages, would damage our reputation and adversely affect our business and results of operations.

Because we recognize subscription revenues over the term of the contract, downturns or upturns in our business may not be reflected in our results of operations until future periods.

We generally recognize subscription revenues ratably over the terms of our customer contracts, which typically range from three to five years. Most of the subscription revenues we report each quarter is derived from the recognition of deferred revenue relating to subscriptions activated in previous quarters. Consequently, a reduction in activated subscriptions in any single quarter may only have a small impact on our revenues for that quarter. However, such a decline will negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns in sales or market acceptance of our solution may not be reflected in our results of operations until future periods.

Our corporate culture has contributed to our success, and if we cannot maintain it as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be adversely affected.

We believe our corporate culture is one of our fundamental strengths, as we believe it enables us to attract and retain top talent and deliver superior results for our customers. As we grow and transition from a private company to a public company, we may find it difficult to preserve our corporate culture, which could reduce our ability to innovate and operate effectively. In turn, the failure to preserve our culture could negatively affect our ability to attract, recruit, integrate and retain employees, continue to perform at current levels and effectively execute our business strategy.

We derive all of our revenues from customers in the financial services industry, and any downturn or consolidation or decrease in technology spend in the financial services industry could adversely affect our business.

All of our revenues are derived from financial institutions whose industry has experienced significant pressure in recent years due to economic uncertainty, low interest rates, liquidity concerns and increased regulation. In the past, financial institutions have experienced consolidation, distress and failure. It is possible these conditions may reoccur. If any of our customers merge with or are acquired by other entities, such as financial institutions that have internally developed banking technology solutions or that are not our customers or use our solution less, we may lose business. Additionally, changes in management of our customers could result in delays or cancelations of the implementation of our solution. It is also possible that the larger financial institutions that result from business combinations could have greater leverage in negotiating price or other terms with us or could decide to replace some or all of the elements of our solution. Our business may also be materially and adversely affected by weak economic conditions in the financial services industry. Any downturn in the financial services industry may cause our customers to reduce their spending on technology or cloud-based banking technology or to seek to terminate or renegotiate their contracts with us. Moreover, even if the overall economy is robust, economic fluctuations caused by things such as the U.S. Federal Reserve lowering interest rates may cause potential new customers and existing customers to become less profitable and therefore forego or delay purchasing our solution or reduce the amount of spend with us, which would materially and adversely affect our business.

The markets in which we participate are intensely competitive and highly fragmented, and pricing pressure, new technologies or other competitive dynamics could adversely affect our business and results of operations.

We currently compete with providers of technology and services in the financial services industry, primarily point solution vendors that focus on building functionality that competes with specific components of the nCino Bank Operating System. From time to time, we also compete with systems internally developed by financial institutions. Many of our competitors have significantly more financial, technical, marketing and other resources than we have, may devote greater resources to the development, promotion, sale and support of their systems than we can, have more extensive customer bases and broader customer relationships than we have and have longer operating histories and greater name recognition than we do.

We may also face competition from new companies entering our markets, which may include large established businesses that decide to develop, market or resell cloud-based banking technology, acquire one of our competitors or form a strategic alliance with one of our competitors or with Salesforce. In addition, new companies entering our markets may choose to offer cloud-based banking applications at little or no additional cost to the customer by bundling them with their existing applications, including adjacent banking technologies. Competition from these new entrants may make attracting new customers and retaining our current customers more difficult, which may adversely affect our results of operations.

If we are unable to compete in this environment, sales and renewals of the nCino Bank Operating System could decline and adversely affect our business and results of operations. With the introduction of new technologies and potential new entrants into the cloud-based banking technology market, we expect competition to intensify in the future, which could harm our ability to increase sales and achieve profitability.

We depend on data centers operated by or on behalf of Salesforce and other third parties, and any disruption in the operation of these facilities could adversely affect our business and subject us to liability.

The nCino Bank Operating System is primarily hosted in data centers operated by or on behalf of Salesforce and other third parties and we do not control the operation of these data centers. Problems associated with these data centers could adversely affect the experience of our customers. Any disruptions or other operational performance problems with these data centers could result in material interruptions in our services, adversely affect our reputation and results of operations and subject us to liability.

We may encounter implementation challenges, including in situations in which we rely on SIs, which would materially and adversely affect our business and results of operations.

We may face unexpected challenges related to the complexity of our customers’ implementation and configuration requirements. Implementation of our solution may be delayed or expenses may increase when customers have unexpected data, software or technology challenges, or unanticipated business requirements, which could adversely affect our relationship with customers and our operating results. In general, the revenues related to implementation and other professional services we provide are recognized on a proportional performance basis, and delays and difficulties in these engagements could result in losses on these contracts. In addition, our customers often require complex acceptance testing related to the implementation of our solution. We also leverage the services of SIs, including Accenture, Deloitte, PwC and West Monroe Partners, among others, to implement and configure the nCino Bank Operating System for our larger financial institution customers, and we are increasingly using other SIs for smaller engagements as we continue to scale our business. While SIs contract directly with our customers, any failure or delay by the SIs we work with in providing adequate service and support would likely adversely affect our brand and reputation. For implementations we conduct ourselves, project delays may result in recognizing revenue later than expected. Further, because we do not fully control our customers’ implementation schedules, if our customers do not allocate the internal resources necessary to meet implementation timelines or if there are unanticipated implementation delays or difficulties, our ability to take customers live and the overall customer experience could be adversely affected. We rely on existing customers to act as references for prospective customers, and difficulties in implementation and configuration could therefore adversely affect our ability to attract new customers. Any difficulties or delays in implementation processes could cause customers to delay or forego future purchases of our solution.

We have experienced rapid growth, and if we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges, any of which may materially and adversely affect our business and results of operations.

Since our inception, our business has grown rapidly, which has resulted in a large increase in our employee headcount, expansion of our infrastructure, enhancement of our internal systems and other significant changes and additional complexities. Our revenues increased from $58.1 million for fiscal 2018 to $91.5 million for fiscal 2019. Our total number of fulltime employees increased from 436 as of January 31, 2018 to 584 as of January 31, 2019. Managing and sustaining a growing workforce and customer base geographically-dispersed in the United States and internationally will require substantial management effort, infrastructure and operational capabilities. To support our growth, we must continue to improve our management resources and our operational and financial controls and systems, and these improvements may increase our expenses more than anticipated and result in a more complex business. We will also have to expand and enhance the capabilities of our sales, relationship management, implementation, customer service, research and development, and other personnel to support our growth and continue to achieve high levels of customer service and satisfaction. Our success will depend on our ability to plan for and manage this growth effectively. If we fail to anticipate and manage our growth or are unable to continue to provide high levels of customer service, our reputation, as well as our business and results of operations, could be materially and adversely affected.

Defects, errors or other performance problems in the nCino Bank Operating System could harm our reputation, result in significant costs to us, impair our ability to sell our solution and subject us to substantial liability.

The nCino Bank Operating System is complex and may contain defects or errors when implemented or when new functionality is released. Despite extensive testing, from time to time we have discovered and may in the future discover defects or errors in our solution. Any performance problems or defects in our solution may materially and adversely affect our business and results of operations. Defects, errors or other performance problems or disruptions in service to provide bug fixes or upgrades, whether in connection with day-to-day operations or otherwise, could be costly for us, damage our customers’ businesses and harm our reputation. In addition, if we have any such errors, defects or other performance problems, our customers could seek to terminate their contracts, elect not to renew their subscriptions, delay or withhold payment or make claims against us. Any of these actions could result in liability, lost business, increased insurance costs, difficulty in collecting accounts receivable, costly litigation or adverse publicity. Errors, defects or other problems could also result in reduced sales or a loss of, or delay in, the market acceptance of our solution.

If we fail to accurately anticipate and respond to rapid changes in the industry in which we operate, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

The financial services industry is subject to rapid change and the introduction of new technologies to meet the needs of this industry will continue to have a significant effect on competitive conditions in our market. If we are unable to successfully expand our product offerings beyond our current solution, our customers could migrate to competitors who may offer a broader or more attractive range of products and services. For example, we recently launched our nIQ capabilities and we may fail to achieve market acceptance of this offering. Unexpected delays in releasing new or enhanced versions of our solution, or errors following their release, could result in loss of sales, delay in market acceptance, or customer claims against us, any of which could adversely affect our business. The success of any new solution depends on several factors, including timely completion, adequate quality testing and market acceptance. We may not be able to enhance aspects of our solution successfully or introduce and gain market acceptance of new applications or improvements in a timely manner, or at all. Additionally, we must continually modify and enhance our solution to keep pace with changes in software applications, database technology, and evolving technical standards and interfaces. Uncertainties related to our ability to introduce and improve functionality, announcements or introductions of a new or updated solution or modifications by our competitors could adversely affect our business and results of operations.

We leverage third-party software, content and services for use with our solution. Performance issues, errors and defects, or failure to successfully integrate or license necessary third-party software, content or services, could cause delays, errors, or failures of our solution, increases in our expenses and reductions in our sales, which could materially and adversely affect our business and results of operations.

We use software and content licensed from, and services provided by, a variety of third parties in connection with the operation of our solution. Any performance issues, errors, bugs, or defects in third-party software, content or services could result in errors or a failure of our solution, which could adversely affect our business and results of operations. In the future, we might need to license other software, content or services to enhance our solution and meet evolving customer demands and requirements. Any limitations in our ability to use third-party software, content or services could significantly increase our expenses and otherwise result in delays, a reduction in functionality, or errors or failures of our solution until equivalent technology or content is either developed by us or, if available, identified, obtained through purchase or license, and integrated into our solution. In addition, third-party licenses may expose us to increased risks, including risks associated with the integration of new technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs, all of which may increase our expenses and materially and adversely affect our business and results of operations.

We may acquire or invest in companies, or pursue business partnerships, which may divert our management’s attention or result in dilution to our stockholders, and we may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions, investments or partnerships.

From time to time, we consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, solutions and other assets. For example, in fiscal 2020, we acquired Visible Equity and FinSuite. We also may enter into relationships with other businesses to expand our solution, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may be subject to approvals that are beyond our control. In addition, we have limited experience in acquiring other businesses. Consequently, these transactions, even if undertaken and announced, may not close. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer. We may not be able to find and identify desirable acquisition targets, we may incorrectly estimate the value of an acquisition target, and we may not be successful in entering into an agreement with any particular target. If we are successful in acquiring additional businesses, we may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	our inability to integrate or benefit from acquired technologies or services;

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	difficulty integrating the technology, accounting systems, operations, control environments and personnel of the acquired business;

•	difficulties and additional expenses associated with supporting legacy solutions and infrastructure of the acquired business;

•	difficulty converting the customers of the acquired business to our solution and contract terms, including disparities in licensing terms;

•	additional costs for the support or professional services model of the acquired company;

•	diversion of management’s attention and other resources;

•	adverse effects to our existing business relationships with business partners and customers;

•	the issuance of additional equity securities that could dilute the ownership interests of our stockholders;

•	incurrence of debt on terms unfavorable to us or that we are unable to repay;

•	incurrence of substantial liabilities;

•	difficulties retaining key employees of the acquired business;

•	difficulties integrating the acquired business or its employees in our culture; and

•	adverse tax consequences, substantial depreciation or deferred compensation charges.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Because three of our stockholders collectively hold a substantial majority of our total outstanding common stock, the influence of our public stockholders over significant corporate actions will be limited.

Following this offering, entities affiliated with Insight Partners (“Insight Partners”), Salesforce and Wellington Management (“Wellington”) will hold      %,     % and     % of our total outstanding common stock respectively, or     %,     % and     % respectively, if the underwriters exercise in full their option to purchase additional shares. As a result, Insight Partners by itself, and to a lesser degree, Salesforce and Wellington, will have the ability to influence the outcome of corporate actions requiring stockholder approval, including the election of directors, the approval of mergers or other changes of corporate control, any of which may be in opposition to the best interests of our other stockholders and may adversely impact our results of operations and the value of our common stock. Further, although we have what we consider to be a deep commercial relationship with Salesforce, it has the right to, and has no duty to abstain from exercising its right to, engage or invest in the same or similar business as us, and do business with any of our customers and any other party with which we do business. Conflicts of interest could arise between us and Salesforce, and any conflict of interest may be resolved in a manner that does not favor us.

Our customers are highly regulated and subject to a number of challenges and risks. Our failure to comply with laws and regulations applicable to us as a technology provider to financial institutions could adversely affect our business and results of operations, increase costs and impose constraints on the way we conduct our business.

Our customers and prospective customers are highly regulated and are generally required to comply with stringent regulations in connection with performing business functions that the nCino Bank Operating System addresses. As a provider of technology to financial institutions, we may be examined on a periodic basis by various regulatory agencies and may be required to review certain of our suppliers and partners. In addition, while much of our operations are not directly subject to the same regulations applicable to financial institutions, we are generally obligated to our customers to provide software solutions and maintain internal systems and processes that comply with certain federal and state regulations applicable to them. For example, as a result of obligations under some of our customer contracts, we are required to comply with certain provisions of the Gramm-Leach-Bliley Act related to the privacy of consumer information and may be subject to other privacy and data security laws because of the solution we provide to financial institutions. Matters subject to review and examination by federal and state financial institution regulatory agencies and external auditors include our internal information technology controls in connection with our performance of data processing services, the agreements giving rise to those processing activities, and the design of our solution. Any inability to satisfy these examinations and maintain compliance with applicable regulations could adversely affect our ability to conduct our business, including attracting and maintaining customers. If we have to make changes to our internal processes and solution as result of these regulations, we could be required to invest substantial additional time and funds and divert time and resources from other corporate purposes to remedy any identified deficiency.

The evolving, complex and often unpredictable regulatory environment in which our customers operate could result in our failure to provide a compliant solution, which could result in customers not purchasing our solution or terminating their contracts with us or the imposition of fines or other liabilities for which we may be responsible. In addition, federal, state and/or foreign agencies may attempt to further regulate our activities in the future which could adversely affect our business and results of operations.

We may fail to successfully expand internationally. In addition, sales to customers outside the United States or with international operations expose us to risks inherent in international sales, which may include a marked increase in expenses.

In fiscal 2019, sales to customers outside the United States accounted for approximately 5.0% of our total revenues. A key element of our growth strategy is to further expand our international operations and worldwide customer base. We have begun expending significant resources to build out our sales and professional services organizations outside of the United States and we may not realize a suitable return on this investment in the near future, if at all. We have limited operating experience in international markets, and we cannot assure you that our international expansion efforts will be successful. Our experience in the United States may not be relevant to our ability to expand in any international market.

Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that are different from those in the United States. Export control regulations in the United States may increasingly be implicated in our operations as we expand internationally. These regulations may limit the export of our solution and provision of our solution outside of the United States, or may require export authorizations, including by license, a license exception or other appropriate government authorizations, including annual or semi-annual reporting and the filing of an encryption registration. Changes in export or import laws, or corresponding sanctions, may delay the introduction and sale of our solution in international markets, or, in some cases, prevent the export or import of our solution to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and results of operations.

We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering or providing improper payments or benefits to officials and other recipients for improper purposes. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

In addition, we face risks in doing business internationally that could adversely affect our business, including:

•	unanticipated costs;

•	the need to localize and adapt our solution for specific countries;

•	complying with varying and sometimes conflicting data privacy laws and regulations;

•	difficulties in staffing and managing foreign operations, including employment laws and regulations;

•	unstable regional, economic or political conditions, including that arise from Brexit in the UK;

•	different pricing environments, longer sales cycles and collections issues;

•	new and different sources of competition;

•

weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

•	laws and business practices favoring local competitors;

•	compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, and anti-bribery laws and regulations;

•	increased financial accounting and reporting burdens and complexities;

•	restrictions on the transfer of funds; and

•	adverse tax consequences.

Our international contracts often provide for payment denominated in local currencies, and the majority of our local costs are denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may impact our results of operations when translated into U.S. dollars. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations.

The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy.

We must attract and retain highly qualified personnel. In particular, we are dependent upon the services of our senior leadership team, and the loss of any member of this team could adversely affect our business. Competition for executive officers, software developers, sales personnel and other key employees in our industry is intense. In particular, we compete with many other companies for software developers with high levels of experience in designing, developing and managing cloud-based software, as well as for skilled sales and operations professionals. Our principal operations are in Wilmington, North Carolina, where the pool of potential employees with the skills we need is more limited than it may be in larger markets, and we are sometimes required to induce prospective employees to relocate. Many of the companies with which we compete for experienced personnel have greater resources than we do. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed. In addition, job candidates and existing employees often consider the actual and potential value of the equity awards they receive as part of their overall compensation. Thus, if the perceived value or future value of our stock declines, our ability to attract and retain highly skilled employees may be adversely affected.

Uncertain or weakened economic conditions may adversely affect our industry, business and results of operations.

Our overall performance depends on economic conditions, which may be challenging at various times in the future. Financial developments seemingly unrelated to us or our industry may adversely affect us. Domestic and international economies have from time-to-time been impacted by falling demand for a variety of goods and services, tariffs and other trade issues, threatened sovereign defaults and ratings downgrades, restricted credit, threats to major multinational companies, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty. We cannot predict the timing, strength or duration of any potential economic slowdown in the United States or globally. These conditions affect the rate of technology spending generally and could adversely affect our customers’ ability or willingness to purchase the nCino Bank Operating System, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscriptions or affect renewal rates, any of which could adversely affect our results of operations.

Failure to effectively expand our sales capabilities could harm our ability to increase our customer base.

Increasing our customer base and expanding customer adoption within and across business lines will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. From February 1, 2018 to October 31, 2019, our sales and marketing teams increased from 111 to 212 employees. We plan to continue to expand our direct sales force both domestically and internationally for the foreseeable future. We believe that there is significant competition for experienced sales professionals with the sales skills and technical knowledge that we require. Newly hired employees require significant training and time before they achieve full productivity and they may not become as productive as quickly as we expect, if at all. Further, we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. Our business will be adversely affected if our sales expansion efforts do not generate a significant increase in revenues.

If we fail to provide effective customer training on the nCino Bank Operating System and high-quality customer support, our business and reputation would suffer.

Effective customer training on the nCino Bank Operating System and high-quality, ongoing customer support are critical to the successful marketing, sale and adoption of our solution and for the renewal of existing customer contracts. As we grow our customer base, we will need to further invest in and expand our customer support and training organization, which could strain our team and infrastructure and reduce profit margins. If we do not help our customers quickly resolve any post-implementation matters and provide effective ongoing customer support and training, our ability to expand sales to existing and future customers and our reputation would be adversely affected.

If we are unable to effectively integrate our solution with other systems used by our customers, or if there are performance issues with such third-party systems, our solution will not operate effectively and our business and reputation will be adversely affected.

The nCino Bank Operating System integrates with other third-party systems used by our customers, including core processing systems. We do not have formal arrangements with many of these third-party providers regarding our access to their application program interfaces to enable these customer integrations. If we are unable to effectively integrate with third-party systems, our customers’ operations may be disrupted, which may result in disputes with customers, negatively impact customer satisfaction and harm our business. If the software of such third-party providers has performance or other problems, such issues may reflect poorly on us and the adoption and renewal of our solution, and our business and reputation may be harmed.

Our sales cycle can be unpredictable, time-consuming and costly.

Our sales process involves educating prospective customers and existing customers about the benefits and technical capabilities of our solution. Prospective customers often undertake a prolonged evaluation process, which typically involves not only our solution, but also those of our competitors. Our sales cycles are typically lengthy, generally ranging from six to nine months for smaller financial institutions and twelve to eighteen months or more for larger financial institutions. We may spend substantial time, effort and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. Events affecting our customers’ businesses may occur during the sales cycle that could affect the size or timing of a purchase, contributing to more unpredictability in our business and results of operations. As a result of these factors, we may face greater costs, longer sales cycles and less predictability in the future.

Failure to protect our proprietary technology and intellectual property rights could adversely affect our business and results of operations.

Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary technologies. To safeguard these rights, we rely on a combination of patent, trademark, copyright and trade secret laws and contractual protections in the United States and other jurisdictions, all of which provide only limited protection and may not now or in the future provide us with a competitive advantage.

As of October 31, 2019, we had twelve issued patents and one patent application pending relating to the nCino Bank Operating System in the United States. We cannot assure you that any patents will issue from any patent applications, that patents that may be issued from such applications will give us the protection we seek or that any such patents will not be challenged, invalidated, or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers. We have registered the “nCino” name and logo in the United States and certain other countries and we have registrations and/or pending applications for additional marks including the “Bank Operating System” and “nIQ” in the United States and certain other countries. However, we cannot assure you that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights. We also license software from third parties for integration into our solution, including open source software and other software available on commercially reasonable terms. We cannot assure you that such third parties will maintain such software or continue to make it available. We also rely on confidentiality agreements, consulting agreements, work-for-hire agreements and inventions assignment agreements with our employees, consultants and others.

Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Further, the contractual provisions that we enter into may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. We may be unable to determine the extent of any unauthorized use or infringement of our solution, technologies or intellectual property rights.

We use “open source” software in our solution, which may restrict how we use or distribute our solutions, require that we release the source code of certain software subject to open source licenses or subject us to litigation or other actions that could adversely affect our business.

We currently use in our solution, and may use in the future, software that is licensed under “open source,” “free” or other similar license, where the licensed software is made available to the general public on an “as-is” basis under the terms of a specific non-negotiable license. Some open source software licenses require that software subject to the license be made available to the public and that any modifications or derivative works based on the open source code be licensed in source code form under the same open source licenses. Although we monitor our use of open source software, we cannot assure you that all open source software is reviewed prior to use in our solution, that our programmers have not incorporated open source software into our solution, or that they will not do so in the future.

In addition, our solution may incorporate third-party software under commercial licenses. We cannot be certain whether such third-party software incorporates open source software without our knowledge. In the past, companies that incorporate open source software into their products have faced claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software. Therefore, we could be subject to suits by parties claiming noncompliance with open source licensing terms or infringement or misappropriation of proprietary software. Because few courts have interpreted open source licenses, the manner in which these licenses may be interpreted and enforced is subject to some uncertainty. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our solution. As a result of using open source software subject to such licenses, we could be required to release proprietary source code, pay damages, re-engineer our solution, limit or discontinue sales or take other remedial action, any of which could adversely affect our business.

Assertions by third parties of infringement or other violations by us of their intellectual property rights, whether or not correct, could result in significant costs and adversely affect our business and results of operations.

Patent and other intellectual property disputes are common in our industry. We may be subject to claims in the future alleging that we have misappropriated, misused, or infringed other parties’ intellectual property rights. Some companies, including certain of our competitors, own a larger number of patents, copyrights and trademarks than we do, which they may use to assert claims against us. This disparity may also increase the risk that third parties may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses. In addition, future assertions of patent rights by third parties, and any resulting litigation, may involve patent holding companies, non-practicing entities or other adverse patent owners who have no relevant product revenues and against whom our own patents may provide little or no deterrence or protection. Our solution utilizes third-party licensed software, and any failure to comply with the terms of one or more of these licenses could adversely affect our business. Third parties may also assert claims of intellectual property rights infringement against our customers, whom we are typically required to indemnify. As competition increases, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could deter customers or potential customers from purchasing our solution.

There can be no assurance that we will successfully defend third-party intellectual property claims. An adverse outcome of a dispute may require us to:

•	pay substantial damages, including treble damages, if we are found to have willfully infringed a third party’s patents or copyrights;

•	cease developing or selling any elements of our solution that rely on technology that is alleged to infringe or misappropriate the intellectual property of others;

•	enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights;

•	expend additional development resources to attempt to redesign our solution or otherwise develop non-infringing technology, which may not be successful; and

•	indemnify our customers and other third parties.

Any license we may enter into as a result of litigation may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Any of the foregoing events could adversely affect our business and results of operations.

Any future litigation against us could damage our reputation and be costly and time-consuming to defend.

We may become subject, from time to time, to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by current or former employees. Litigation might result in reputational damage and substantial costs and may divert management’s attention and resources, which might adversely impact our business, overall financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. Moreover, any negative impact to our reputation will not be adequately covered by any insurance recovery. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our results of operations and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the value of our common stock. While we currently are not aware of any material pending or threatened litigation against us, we can make no assurances the same will continue to be true in the future.

Our ability to raise capital in a timely manner if needed in the future may be limited, or such capital may be unavailable on acceptable terms, if at all. Our failure to raise capital if needed could adversely affect our business and results of operations, and any debt or equity issued to raise additional capital may reduce the value of our common stock.

We have funded our operations since inception primarily through equity financings and receipts generated from customers. We cannot be certain when or if our operations will generate sufficient cash to fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business and may require additional funds. Moreover, we do not expect to be profitable for the foreseeable future. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could adversely affect our business and results of operations. If we incur debt, the lenders would have rights senior to holders of common stock to make claims on our assets, the terms of any debt could restrict our operations and we may be unable to service or repay the debt. Furthermore, if we issue additional equity securities, stockholders may experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in a future offering will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the impact any future incurrence of debt or issuance of equity securities will have on us. Any future incurrence of debt or issuance of equity securities could adversely affect the value of our common stock.

The market data and forecasts included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you that our business will grow at similar rates, or at all.

The third-party market data and forecasts included in this prospectus, as well as our internal estimates and research, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. If the forecasts of market growth, anticipated spending or predictions regarding market size prove to be inaccurate, our business and growth prospects could be adversely affected. Even if all or some of the forecasted growth occurs, our business may not grow at a similar rate, or at all. Our future growth is subject to many factors, including our ability to successfully implement our business strategy, which itself is subject to many risks and uncertainties. The reports described in this prospectus speak as of their respective publication dates and the opinions expressed in such reports are subject to change. Accordingly, investors in our common stock are urged not to put undue reliance on such forecasts and market data.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial net operating losses (“NOLs”), during our history. Unused NOLs may carry forward to offset future taxable income if we achieve profitability in the future, unless such NOLs expire under applicable tax laws. However, under the rules of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its NOLs and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. The applicable rules generally operate by focusing on changes in ownership among stockholders considered by the rules as owning, directly or indirectly, 5% or more of the stock of a company, as well as changes in ownership arising from new issuances of stock by the company. The rules of Section 382 are being evaluated to determine any current potential limitations. If we experience one or more ownership changes as a result of this offering or future transactions in our stock, then we may be limited in our ability to use our NOL carryforwards to offset our future taxable income, if any. In addition, recently enacted tax legislation commonly referred to as the Tax Cuts and Jobs Act imposes certain limitations on the deduction of NOLs generated in tax years that began on or after January 1, 2018, including a limitation on use of NOLs to offset 80% of taxable income and the disallowance of NOL carryback. Although NOLs generated in tax years before 2018 may still be used to offset future income without regard to the 80% limitation, they have the potential to expire if we do not achieve profitability in the future.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and operating results.

The Tax Cuts and Jobs Act made a number of significant changes to the current U.S. federal income tax rules, including reducing the generally applicable corporate tax rate from 35% to 21%, imposing additional limitations on the deductibility of interest, placing limits on the utilization of NOLs and making substantial changes to the international tax rules. Many of the provisions of the Tax Cuts and Jobs Act still require guidance through the issuance and/or finalization of regulations by the U.S. Treasury Department in order to fully assess their effect, and there may be substantial delays before such regulations are promulgated and/or finalized, increasing the uncertainty as to the ultimate effect of the Tax Cuts and Jobs Act on us and our stockholders. There also may be technical corrections legislation or other legislative changes proposed with respect to the Tax Cuts and Jobs Act, the effect of which cannot be predicted and may be adverse to us or our stockholders.

Natural or man-made disasters and other similar events may significantly disrupt our business, and negatively impact our business, financial condition and results of operations.

A significant portion of our employee base, operating facilities and infrastructure are centralized in Wilmington, North Carolina. Any of our facilities may be harmed or rendered inoperable by natural or man-made disasters, including hurricanes, tornadoes, wildfires, floods, earthquakes, nuclear disasters, acts of terrorism or other criminal activities, infectious disease outbreaks, power outages and other infrastructure failures, which may render it difficult or impossible for us to operate our business for some period of time. Our facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our operations could adversely affect our business and results of operations and harm our reputation. Moreover, although we have disaster recovery plans, they may prove inadequate. We may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a material adverse effect on our business and results of operations. In addition, the facilities of our third-party providers, including Salesforce, may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties or otherwise materially and adversely affect our business.

Risks Relating to Our Initial Public Offering and Ownership of Our Common Stock

The market price of our common stock may be volatile or may decline steeply or suddenly regardless of our operating performance and we may not be able to meet investor or analyst expectations. You may not be able to resell your shares at or above the initial public offering price and may lose all or part of your investment.

The initial public offering price for our common stock will be determined through negotiations between the underwriters and us, and will vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the market price following this offering will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time before this offering. The market price of our common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

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any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•

additional shares of our common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when applicable “lock-up” periods end;

•	hedging activities by market participants;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of companies in our industry, including our competitors;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us;

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

•	other events or factors, including those resulting from political conditions, election cycles, war or incidents of terrorism, or responses to these events.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many technology companies’ stock prices. Stock prices often fluctuate in ways unrelated or disproportionate to a company’s operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

Moreover, because of these fluctuations, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenues or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings forecasts that we may provide.

An active trading market for our common stock may never develop or be sustained.

We intend to apply to list our common stock on the              under the symbol “NCNO.” However, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders, including employees who obtain equity, sell or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on              shares outstanding as of              , upon the completion of this offering, we will have              shares of common stock outstanding. Of these shares, only the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market immediately after the offering. Each of our directors, executive officers and holders of substantially all of our outstanding equity securities are subject to lock-up agreements that restrict their ability to sell or transfer their shares for a period of 180 days after the date of this prospectus, subject to certain exceptions. However, BofA Securities, Inc. and Barclays Capital Inc. (collectively, the “Representatives”) may, in their sole discretion, waive the contractual lock-up before the lock-up agreements expire. After the lock-up agreements expire, all              shares outstanding as of              (assuming the closing of the offering) will be eligible for sale in the public market, of which              shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), and various vesting agreements. Sales of a substantial number of such shares upon expiration or earlier release of the lock-up and market stand-off agreements or, the perception that such sales may occur, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

In addition,              shares of common stock were subject to outstanding stock options as of              and outstanding stock options to purchase an aggregate of              shares of common stock were granted subsequent to             . These shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 of the Securities Act. We intend to file a registration statement on Form S-8 under the Securities Act covering all the shares of common stock subject to stock options and restricted stock units outstanding and reserved for issuance under our stock plans. That registration statement will become effective immediately on filing, and shares covered by that registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and the lock-up agreement described above. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution.

The assumed initial public offering price is substantially higher than the net tangible book value per share of our common stock of $         per share as of             . Investors purchasing common stock in this offering

will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $             per share, based on the assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We have broad discretion in how we may use the net proceeds from this offering, and we may not use them effectively.

The principal purposes of this offering are to create a public market for our common stock, facilitate access to the public equity markets, increase our visibility in the marketplace and obtain additional capital to support further growth in our business. Our management will have broad discretion in applying the net proceeds we receive from this offering. We may use the net proceeds for general corporate purposes, including working capital, operating expenses and capital expenditures. We may use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time. We may also spend or invest these proceeds in a way with which our stockholders disagree. If our management fails to use these funds effectively, our business could be seriously harmed.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our common stock held by non-affiliates exceeds $700 million as of the end of any second quarter before that time. We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Under the JOBS Act, “emerging growth companies” can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis, beginning with our 2022 fiscal year. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company,” as defined in the JOBS Act. We will be required to disclose significant changes made in our internal control procedures on a quarterly basis.

Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition and operating results. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Future securities issuances could result in significant dilution to our stockholders and impair the market price of our common stock.

Future issuances of shares of our common stock, or the perception that these sales may occur, could depress the market price of our common stock and result in dilution to existing holders of our common stock. Also, to the extent outstanding options to purchase shares of our common stock are exercised or options, restricted stock units or other stock-based awards are issued or become vested, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuances or exercises. Furthermore, we may issue additional equity securities that could have rights senior to those of our common stock. As a result, purchasers of our common stock in this offering bear the risk that future issuances of debt or equity securities may reduce the value of our common stock and further dilute their ownership interest.

Operating as a public company will require us to incur substantial costs and will require substantial management attention.

As a public company, we will incur substantial legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations of the SEC. The rules and regulations of              will also apply to us following this offering. As part of the new requirements, we will need to establish and maintain effective disclosure and financial controls and make changes to our corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming.

We expect that our management and other personnel will need to divert attention from other business matters to devote substantial time to the reporting and other requirements of being a public company. In particular, we expect to incur significant expense and devote substantial management effort to complying with the requirements of Section 404 of the Sarbanes-Oxley Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

We also expect that being a public company and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance. Given recent developments in the market for such coverage, we expect to incur substantially higher costs to obtain and maintain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.

Delaware law and provisions in our amended and restated certificate of incorporation and bylaws that will be in effect on the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Our amended and restated certificate of incorporation and bylaws that will be in effect on the completion of this offering contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include the following:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	provide that directors may only be removed for cause;

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	prohibit stockholders from calling special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Any provision of our amended and restated certificate of incorporation or bylaws that will be in effect on the completion of this offering or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. For information regarding these and other provisions, see section titled “Description of Capital Stock—Anti-Takeover Provisions.”

Our amended and restated certificate of incorporation will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf under Delaware law, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), our amended and restated certificate of incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine, or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) in all cases subject to the court having jurisdiction over indispensable parties named as defendants. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the U.S. federal securities laws. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	our future financial performance, including our expectations regarding our revenues, cost of revenues, operating expenses, and our ability to achieve and maintain future profitability;

•	our ability to execute strategies, plans, objectives and goals;

•	our ability to compete with existing and new competitors in existing and new markets and offerings;

•	our ability to develop and protect our brand;

•	our ability to effectively manage privacy, information and data security;

•	costs associated with research and development and building out our sales team;

•	increases in spending by financial institutions in cloud-based technology;

•	our ability to add customers;

•	our ability to expand internationally and associated costs;

•	our ability to comply with laws and regulations;

•	our expectations and management of future growth based on subscription revenues over terms of contracts;

•	our expectations concerning relationships with our customers, partners and other third parties;

•	economic and industry trends; projected growth or trend analysis;

•	our relationship with Salesforce and our SIs;

•	seasonal sales fluctuations;

•	our ability to add capacity capabilities and automation to our operations;

•	the increased expenses associated with being a public company; and

•	our anticipated uses of net proceeds from this offering.

In addition, statements such as “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus and, although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, including market size and growth rates of the markets in which we participate, and discussion of our general expectations, market position and market opportunity. Although we are responsible for the disclosure contained in this prospectus, this information is based on various sources, including reports and publications from Accenture, Ernst & Young, Gartner, IDC, McKinsey & Company, PricewaterhouseCoopers and other industry publications, surveys and forecasts, and assumptions we have made that are based on such data and other similar sources and on our knowledge of the markets for our solution. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates.

The reports and publications appearing in this prospectus include:

•	Accenture, Redefine Banking with Artificial Intelligence, January 2018.

•	Celent and NEX, Cloud in Capital Markets: Getting Ahead of Tomorrow, March 2018.

•	Ernst & Young LLC, Global Banking Outlook 2018: Pivoting Toward an Innovation-Led Strategy, May 2018.

•	Gartner, Forecast: Enterprise IT Spending by Vertical Industry Market, Worldwide, 2017-2023, 3Q19 Update, Neha Gupta, et al., October 2019.

•	IDC, Worldwide Semi Annual Public Cloud Services Spending Guide, 2018H2, June 2019.

•	McKinsey & Company, Inc., Bots, Algorithms, and the Future of the Finance Function, January 2018.

•	McKinsey & Company, Inc., McKinsey on Payments—Special Edition on Advanced Analytics in Banking, August 2018.

•	PricewaterhouseCoopers, Consumer Digital Banking Survey, June 2019.

•	PricewaterhouseCoopers, Financial Services Technology 2020 and Beyond: Embracing Disruption, June 2016.

•	Thomson Reuters, Cost of Compliance 2019: 10 Years of Regulatory Change, June 2019.

Industry data and other third-party information have been obtained from sources believed to be reliable, but we have not independently verified any third-party information. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice. The banking market falls within the banking and securities market in Gartner’s industry data set. Calculations on Gartner industry data were performed by nCino.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the              shares of common stock that we are selling in this offering will be approximately $        , based on an assumed initial public offering price of $         per share, the midpoint of the range on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. If the underwriters fully exercise their option to purchase additional common stock in this offering, we estimate that our net proceeds will be approximately $    , based on an assumed initial public offering price of $         per share, the midpoint of the range on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of our common stock would increase (decrease) the net proceeds from this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and offering expenses payable by us. Similarly, each 1.0 million share increase (decrease) in the number of shares offered by us would increase (decrease) the net proceeds from this offering by $        , assuming no change in the assumed initial public offering price per share and after deducting underwriting discounts and commissions and offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time when we need to seek additional capital.

The principal purposes of this offering are to create a public market for our common stock, facilitate access to the public equity markets, increase our visibility in the marketplace and obtain additional capital to support further growth in our business. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire, invest in or obtain rights to complementary technologies, products, services or businesses. There are no such transactions or agreements at this time.

Because we expect to use the net proceeds from this offering for working capital and other general corporate purposes, our management will have broad discretion over the use of the net proceeds from this offering. As of the date of this prospectus, we intend to invest the net proceeds that are not used as described above in capital-preservation investments, including short-term interest-bearing investment-grade securities, certificates of deposit or U.S. government backed securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Our ability to pay cash dividends on our capital stock may be limited by any future debt instruments or preferred securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of January 31, 2019:

•	on an actual basis; and

•

on an as adjusted basis giving effect to the filing and effectiveness of our amended and restated certificate of incorporation, which will be effective immediately prior to the completion of this offering and our issuance, and the sale of              shares of our common stock in this offering at the assumed initial offering price of $         per share, which is the midpoint of the offering price range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the sections titled “Selected Consolidated Financial and Other Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of January 31, 2019
	Actual		As Adjusted(1)
(In thousands)
Cash and cash equivalents		$74,347	$
Stockholders’ equity:
Voting common stock, $0.0005 par value; 89,708,247 shares authorized; 70,186,189 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted		35
Non-voting common stock, $0.0005 par value; 10,291,753 shares authorized; 5,701,435 shares issued and outstanding, actual; shares issued and outstanding, as adjusted		3
Additional paid-in capital		170,771
Other comprehensive loss		(21)
Accumulated deficit		(104,752)

Total stockholders’ equity		66,036

Total capitalization	$		$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price per share of our common stock would increase or decrease the amount of our as adjusted cash and cash equivalents, total assets and total stockholders’ equity by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our as adjusted cash and cash equivalents, total assets and total stockholders’ equity by $         assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us.

The number of shares of common stock that will be outstanding after this offering is based on              shares of our common stock outstanding as of              and excludes:

•	shares of common stock issuable upon exercise of options outstanding as of , at a weighted-average exercise price of $ per share under our existing equity plans;

•	shares of common stock reserved for future issuance under our 2019 Plan; and

•

             shares of common stock reserved for issuance under our ESPP, which will become effective on the business day immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the as adjusted net tangible book value per share immediately after this offering.

Our net tangible book value as of              was $        , or $         per share. After giving effect to the sale by us of              shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the offering price range on the cover page of this prospectus, and after deducting underwriting discounts and commissions, offering expenses payable by us, our as adjusted net tangible book value as of              would have been $        , or $         per share. This amount represents an immediate increase in as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution in as adjusted net tangible book value of $         per share to new investors purchasing common stock in this offering. We determine dilution by subtracting the as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of	$
Increase in net tangible book value per share attributable to this offering per share to existing investors
As adjusted net tangible book value per share after this offering
Dilution per share to new investors purchasing shares in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of our common stock would increase (decrease) our as adjusted net tangible book value per share after this offering by $         per share and increase (decrease) the dilution to new investors by $         per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) our as adjusted net tangible book value by approximately $         per share and decrease (increase) the dilution to new investors by approximately $     per share, in each case assuming the assumed initial public offering price of $         per share of common stock remains the same, and after deducting underwriting discounts and commissions and offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of common stock in full, the net tangible book value per share, as adjusted to give effect to this offering, would be $         per share, and the dilution in net tangible book value per share to new investors in this offering would be $         per share.

The following table summarizes, as of             , on an as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by existing stockholders and (2) to be paid by new investors acquiring our common stock in this offering at an assumed initial public offering price of $     per share, the midpoint of the offering price range on the cover page of this prospectus, before deducting underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing investors			%	$		%	$
New investors

Total		100%		$	100%

The table above assumed no exercise of the underwriters’ option to purchase              additional shares in this offering. If the underwriters exercise in full their option to purchase additional shares from us, the number of shares held by new investors will increase to              shares, or     % of the total number of shares outstanding following the completion of this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of our common stock would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $        , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions.

The number of shares of common stock that will be outstanding after this offering is based on              shares of our common stock outstanding as of              and excludes:

•	shares of common stock issuable upon exercise of options outstanding as of , at a weighted-average exercise price of $ per share under our existing equity plans;

•	shares of common stock reserved for future issuance under our 2019 Plan; and

•

             shares of common stock reserved for issuance under our ESPP, which will become effective on the business day immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

To the extent that any outstanding options are exercised, restricted stock units vest, or new options are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our selected consolidated financial data. The selected consolidated statement of operations data for the fiscal years ended January 31, 2018 and January 31, 2019 and the selected consolidated balance sheet data as of January 31, 2018 and 2019 are each derived from our audited consolidated financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. You should read this selected consolidated financial and other data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Fiscal Year Ended January 31,
($ in thousands, except share and per share amounts)	2018	2019
Revenues:
Subscription revenues	$38,048	$64,458
Professional services revenues	20,094	27,076

Total revenues	58,142	91,534
Cost of revenues:
Cost of subscription revenue	12,581	19,995
Cost of professional services revenue	17,890	26,456

Total cost of revenue	30,471	46,451

Gross profit	27,671	45,083
Operating expenses:
Sales and marketing	20,954	31,278
Research and development	16,559	22,230
General and administrative	8,933	14,791

Total operating expenses	46,446	68,299

Loss from operations	(18,775)	(23,216)
Non-operating income (expense):
Interest income	260	1,193
Other	(24)	(89)

Loss before income tax expense	(18,539)	(22,112)
Income tax expense	50	194

Net loss	$(18,589)	$(22,306)
Other comprehensive income (loss):
Foreign currency translation	6	(27)

Comprehensive loss	$(18,583)	$(22,333)

Net loss per share, basic and diluted	$(0.27)	$(0.30)

Shares used to compute net loss per share, basic and diluted	68,290,570	74,593,709

Consolidated Balance Sheet Data

	As of January 31,
(In thousands)	2018	2019
Cash and cash equivalents	$80,676	$74,347
Total assets	112,967	119,966
Total liabilities	34,953	53,930
Accumulated deficit	(82,446)	(104,752)
Total liabilities and stockholders’ equity	112,967	119,966

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and related notes and other financial information included in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Our fiscal year ends on January 31 of each year and references in this prospectus to a fiscal year mean the year in which that fiscal year ends. References in this prospectus to “fiscal 2018,” “fiscal 2019,” and “fiscal 2020” refer to the fiscal year ended January 31, 2018, January 31, 2019 and January 31, 2020, respectively.

Overview

nCino is a leading global provider of cloud-based software for financial institutions. We empower banks and credit unions with the technology they need to meet ever-changing client expectations and regulatory requirements, gain increased visibility into their operations and performance, replace legacy systems and operate more competitively. Our solution, the nCino Bank Operating System, digitizes, automates and streamlines inefficient and complex processes and workflow, and utilizes data analytics and AI/ML to enable financial institutions to more effectively onboard new clients, make loans and manage the entire loan life cycle, open deposit and other accounts and manage regulatory compliance. We serve financial institution customers of all sizes and complexities, including global financial institutions, enterprise banks, regional banks, community banks, credit unions and new market entrants, such as challenger banks. Our customers deploy our solution for mission critical functions across their organizations.

Built as a single, multi-tenant SaaS platform, the nCino Bank Operating System transforms the way financial institutions operate, go to market and interact with their clients, while delivering measurable return on investment by enabling them to:

•	digitally serve their clients across commercial, small business and retail lines of business,

•	improve financial results,

•	operate more efficiently,

•	manage risk and compliance more effectively, and

•	establish a data, audit and business intelligence hub.

We were founded in a bank with the goal of improving that institution’s operations and client service. Realizing the problems we were addressing were endemic to virtually all banks and credit unions, we were spun out as a separate company in 2011 with the vision of providing a comprehensive solution to onboard clients, originate any type of loan and open any type of account on a single cloud-based platform. We initially focused on transforming commercial and small business lending for community and regional banks. We introduced the nCino Bank Operating System to enterprise banks in the United States in 2014, and then internationally in 2017, and have subsequently expanded across North America, Europe and APAC. In fiscal 2020, we acquired Visible Equity and FinSuite and combined the acquired technology with certain of our internally-developed technology to launch nIQ. nIQ helps our customers improve operational and financial performance by using AI/ML to increase efficiency through automation and analytics to gain greater insights into their operations and client interactions.

We offer our solution on a SaaS basis under multi-year contracts and recognize subscription revenues ratably over the term of the contract. Our customers may initially purchase our solution for client onboarding, loan origination and/or deposit account opening for a single line of business or geography. Once this initial solution is in production, we seek to deploy additional applications and expand within and across additional lines of business or geographies. The expansion from our original focus on commercial and small business loan origination to retail loan origination, client onboarding, deposit account opening and, most recently, analytics and AI/ML applications, has enhanced our ability to increase adoption of our solution by our customers. Our subscription-based business model affords us visibility into future revenues, and our success in executing our land-and-expand strategy is evidenced by our ACV-based net retention rates of 112%, 121% and 112% for fiscal 2019, 2018 and 2017, respectively.

We sell our solution directly through our business development managers, account executives, field sales engineers and customer success managers. Our sales efforts in the United States are organized around financial institutions based on size, whereas internationally we focus our sales efforts by geography. To drive growth and serve customers in the EMEA region, we continue to expand headcount in our UK office. In fiscal 2020, we opened an office in Tokyo through our joint venture, nCino K.K. giving us another base of operations in Asia Pacific in addition to our Australian offices. As of October 31, 2019, we had 109 sales and sales support personnel in the United States, and 37 sales and support personnel in offices outside the United States.

To help customers go live with our solution and achieve success, we offer professional services including configuration and implementation, training and advisory services. For larger financial institutions, we generally work with SIs such as Accenture, Deloitte, PwC and West Monroe Partners for the delivery of professional services, while we have historically performed professional services for smaller financial institutions ourselves. We expect larger financial institutions to make up a greater proportion of our sales and to increasingly outsource professional services for smaller banks and credit unions to SIs. As a result, we expect the mix of our total revenues to be more heavily weighted toward subscription revenues.

To support our growth and capitalize on what we believe is a compelling market opportunity, we have significantly increased our operating expenses across all aspects of our business. In research and development, we have focused on product improvements and the development of new functionality, while simultaneously leveraging the Salesforce Platform such that our development is heavily focused on vertical-specific solutions for financial institutions. Similarly, to grow our customer base we have invested heavily in sales and marketing both in the United States and internationally. We are also in the process of increasing our general and administrative spending to support our growing operations and prepare for operating as a public company.

In fiscal 2019, we had total revenues of $91.5 million, up 57.4% from $58.1 million in fiscal 2018. Our subscription revenues in fiscal 2019 were $64.5 million or 70.4% of total revenues, up 69.4% from $38.0 million or 65.4% of total revenues in fiscal 2018. Due to our continuing investment in growth, we recorded net losses in fiscal 2019 and fiscal 2018 of $22.3 million and $18.6 million, respectively.

Factors Affecting Our Operating Results

Market Adoption of Our Solution. Our future growth depends on our ability to expand our reach to new financial institution customers and increase adoption with existing customers as they broaden their use of the nCino Bank Operating System within and across lines of business. Our success in growing our customer base and expanding adoption of our solution by existing customers requires a focused direct sales engagement and the ability to convince key decision makers at financial institutions to replace legacy third party point solutions or internally developed software with the nCino Bank Operating System. For new customers, our sales cycles are typically lengthy, generally ranging from six to nine months for smaller financial institutions to 12 to 18 months or more for larger financial institutions. Reaching and converting potential customers requires that we continue to invest in the growth and success of our sales force both in the United States and internationally. In addition, key to landing new customers is our ability to successfully take our existing customers live and help them achieve measurable returns on their investment, thereby turning them into referenceable accounts. Our ability to maintain momentum in our business will depend in large part on our continued success with respect to the foregoing factors.

Mix of Subscription and Professional Services Revenues. The initial deployment of the nCino Bank Operating System by our customers requires a period of implementation and configuration services that can range from as little as three months for community banks to over 18 months for global financial institutions. As a result, during the initial go-live period for a customer, professional services revenues make up a substantial portion of our revenues from that customer, whereas over time revenues from established customers are more heavily weighted to subscriptions. While professional services revenues will fluctuate as a percentage of total revenues in the future and tend to be higher in periods of faster growth, over time we expect to see subscription revenues make up an increasing proportion of our total revenues as our overall business grows.

Net Retention of Our Customers. A key element of our growth strategy is to expand our deployed footprint with a customer after initial adoption. Our customers typically purchase our solution for a defined line of business or to support a specific use case and, once deployed, we seek to convince the customer to adopt our solution within and across additional lines of business. To date, we have been successful in executing our land and expand strategy as a result of our solution’s ability to streamline workflow, generate meaningful insights for operational improvement and help drive improved bottom line results.

We believe our ACV-based net retention of customers demonstrates our success in executing our land and expand strategy, as it demonstrates our growth with existing customers over time, including price increases but net of attrition. To measure net retention, we categorize customers by the year in which they first contracted for our solution, which we call an annual cohort. For each subsequent year, we measure the total ACV for customers in a given annual cohort and divide it by the total ACV for such cohort at the end of the initial cohort year. In any given period, ACV for a customer represents the annualized subscription fees from the fully activated subscription contracts in effect for such customers at the end of the applicable period. We define ACV-based net retention as total ACV at the end of a period from customers that existed at the beginning of the period, divided by total ACV at the beginning of the period.

The graphic below illustrates our ACV-based net retention for customers initially signed since fiscal 2013. Each individual cohort is not necessarily predictive of other or future cohorts.

Continued Investment in Innovation and Growth. We have made substantial investments in product development, sales and marketing and strategic acquisitions since our inception to achieve a leadership position in our market and grow our revenues and customer base. We intend to continue to increase our investment in product development in the coming years to maintain and build on this advantage. We also intend to invest heavily in sales and marketing both in the United States and internationally to further grow our business, and we are in the process of increasing our general and administrative spending to support our growing operations and prepare for operating as a public company. As such, to capitalize on the market opportunity we see ahead of us, we expect to continue to optimize our operating plans for revenue growth, as opposed to profitability, for the foreseeable future.

Components of Results of Operations

Revenues

We derive our revenues from subscription and professional services fees.

Subscription Revenues. Our subscription revenues consist principally of fees from customers for accessing the nCino Bank Operating System and maintenance and support services that we offer under non-cancellable multi-year contracts, which typically range from three to five years. Specifically, we offer:

•

Client onboarding, loan origination and deposit account opening applications targeted at a financial institution’s commercial, small business and retail lines of business, for which we generally charge on a per seat basis.

•

nIQ, first introduced in fiscal 2020, for which we generally charge based on the asset size of the customer or on a usage basis. Prior to our acquisitions of Visible Equity and FinSuite, they generally licensed their products under annual contracts that could be cancelled on 30-days’ notice.

We will continue to support these customers under their legacy contracts until such contracts are renewed, cancelled or expire.

•	Maintenance and support services as well as internal-use or “sandbox” development licenses, for which we charge as a percentage of the related subscription fees.

Our subscription revenues are generally recognized ratably over the term of the contract beginning upon activation. For new customers, we may activate a portion of seats at inception of the agreement, with the balance activated at contractually specified points in time thereafter, to pattern our invoicing after the customer’s expected rate of implementation and adoption. Subscription fees are generally charged annually in advance. Where seats are activated in stages, we charge subscription fees from the date of activation through the anniversary of the initial activation date, and annually thereafter. Maintenance and support fees, as well as development licenses, are provided over the same periods as the related subscriptions, so fees are invoiced and revenues are recognized over the same periods. Subscription fees invoiced are recorded as deferred revenue pending recognition as revenues. In certain cases, we are authorized to resell access to Salesforce’s CRM solution along with the nCino Bank Operating System. When we resell such access, we charge a higher subscription price and remit a higher subscription fee to Salesforce for these subscriptions.

Professional Services Revenues. Professional services revenues consist of fees for implementation and configuration assistance, training and advisory services. For enterprise and larger regional financial institutions, we generally work with SIs to provide the majority of implementation services, for which these SIs bill our customers directly. We have historically delivered professional services ourselves for community banks and smaller credit unions. Revenues for implementation, training and advisory services are recognized on a proportional performance basis, based on labor hours incurred relative to total budgeted hours. To date, our losses on professional services contracts have not been material. During the initial go-live period for a customer, professional services revenues make up a substantial portion of our revenues from that customer, whereas over time, revenues from established customers are more heavily weighted to subscriptions. While professional services revenues will fluctuate as a percentage of total revenues in the future and tend to be higher in periods of faster growth, over time we expect to see subscription revenues make up an increasing proportion of our total revenues.

Cost of Revenues and Gross Margin

Cost of Subscription Revenues. Cost of subscription revenues primarily consists of fees paid to Salesforce for access to the Salesforce Platform, including Salesforce’s hosting infrastructure and data center operations. When we resell access to Salesforce’s CRM solution, cost of subscription revenues also includes the subscription fees we remit to Salesforce for providing such access. In addition, cost of subscription revenues includes personnel-related costs associated with delivering maintenance and support services, including salaries, benefits and stock-based compensation expense, travel and related costs and allocated overhead. Our subscription gross margin will vary from period to period as a function of the utilization of support personnel and the extent to which we recognize revenues from the resale of Salesforce’s CRM solution.

Cost of Professional Services Revenues. Cost of professional services revenues consists primarily of personnel-related costs associated with delivery of these services, including salaries, benefits and stock-based compensation expense, travel and related costs and allocated overhead. The cost of providing professional services is significantly higher as a percentage of the related revenues than for our subscription services due to direct labor costs.

Operating Expenses

Sales and Marketing. Sales and marketing expense consists primarily of personnel costs of our sales and marketing employees, including salaries, sales commissions and incentives, benefits and stock-based compensation expense, travel and related costs. Sales and marketing expense also includes outside consulting fees, marketing programs, including lead generation, costs of our annual user conference, advertising, trade shows, other event expenses and allocated overhead. We expect sales and marketing expenses will continue to increase as we expand our direct sales teams in the United States and internationally to address our market opportunity.

Research and Development. Research and development expense consists primarily of salaries, benefits and stock-based compensation associated with our engineering, product and quality assurance personnel, as well as allocated overhead. Research and development expenses also include the cost of third-party contractors. Research and development costs are expensed as incurred. We expect research and development costs to continue to increase as we develop new functionality and make improvements to the nCino Bank Operating System.

General and Administrative. General and administrative expense consists primarily of salaries, benefits and stock-based compensation associated with our executive, finance, legal, human resources, compliance and other administrative personnel. General and administrative expense also includes accounting, auditing and legal professional services fees, travel and other corporate-related expenses and allocated overhead. We expect that general and administrative expenses will continue to increase as we scale our business and as we incur costs associated with being a publicly-traded company, including legal, audit and consulting fees.

Results of Operations

The following table presents our selected consolidated statement of operations data for fiscal 2018 and 2019 in both dollars and as a percentage of total revenues.

	Fiscal Year Ended January 31,
($ in thousands)	2018		2019
Revenues:
Subscription revenues	$38,048	65.4%	$64,458	70.4%
Professional services revenues	20,094	34.6	27,076	29.6

Total revenues	58,142	100.0	91,534	100.0
Cost of revenues (percentage shown in comparison to related revenues):
Cost of subscription revenues	12,581	33.1	19,995	31.0
Cost of professional services revenues	17,890	89.0	26,456	97.7

Total cost of revenues	30,471	52.4	46,451	50.7

Gross profit	27,671	47.6	45,083	49.3
Operating expenses:
Sales and marketing	20,954	36.0	31,278	34.2
Research and development	16,559	28.5	22,230	24.3
General and administrative	8,933	15.4	14,791	16.2

Total operating expenses	46,446	79.9	68,299	74.6

Loss from operations	(18,775)	(32.3)	(23,216)	(25.4)
Non-operating income (expense):
Interest income	260	0.4	1,193	1.3
Other	(24)	—	(89)	(0.1)

Loss before income tax expense	(18,539)	(31.9)	(22,112)	(24.2)
Income tax expense	50	0.1	194	0.2

Net loss	$(18,589)	(32.0)%	$(22,306)	(24.4)%

Fiscal Years Ended January 31, 2018 and 2019

Revenues

	Fiscal Year Ended January 31,
($ in thousands)	2018		2019
Revenues:
Subscription revenues	$38,048	65.4%	$64,458	70.4%
Professional services revenues	20,094	34.6	27,076	29.6

Total revenues	$58,142	100.0%	$91,534	100.0%

Subscription Revenues

Subscription revenues increased $26.4 million from fiscal 2018 to fiscal 2019, primarily due to new customer additions, as well as expansion from existing customers within and across lines of business and price increases. Subscription revenues were 70.4% of total revenues for fiscal 2019, compared to 65.4% of total revenues for fiscal 2018, reflecting the growth in our installed base and increasing sales to larger financial institutions where SIs provide a substantial portion of professional services.

Professional Services Revenues

Professional services revenues increased $7.0 million from fiscal 2018 to fiscal 2019, primarily due to the addition of new customers, as well as expanded adoption by existing customers within and across lines of business where implementation, configuration and training services were required. For fiscal 2019, $2.5 million of professional services revenues was reimbursable travel and expense related to professional services projects at our customer locations compared to $1.8 million for fiscal 2018.

Cost of Revenues and Gross Margin

	Fiscal Year Ended January 31,
	2018		2019
($ in thousands)		Gross margin		Gross margin
Cost of revenues:
Cost of subscription revenues	$12,581	66.9%	$19,995	69.0%
Cost of professional services revenues	17,890	11.0	26,456	2.3

Total cost of revenues	$30,471	47.6	$46,451	49.3

Cost of Subscription Revenues

Cost of subscription revenues for fiscal 2019 increased $7.4 million, generating a gross margin for subscription revenues of 69.0% compared to a gross margin of 66.9% for fiscal 2018. Costs related to Salesforce user fees were the primary reason for this increase as we continued to add new customers and sold additional functionality to existing customers, and personnel costs increased $1.3 million as we added new employees. We expect the cost of subscription revenues will continue to increase as the number of users of the nCino Bank Operating System grows.

Cost of Professional Services Revenues

Cost of professional services revenues for fiscal 2019 increased $8.6 million, generating a gross margin for professional services of 2.3% compared to a gross margin of 11.0% for fiscal 2018. Compensation-related costs for fiscal 2019 increased $6.9 million for the professional services team compared to fiscal 2018 primarily due to increased headcount. Reimbursable travel and expenses related to professional services projects at customer locations for fiscal 2019 increased $0.7 million compared to fiscal 2018. Allocated overhead costs for fiscal 2019 increased $1.0 million compared to fiscal 2018 due to growth supporting our continued business expansion. The decrease in our professional services gross margin in fiscal 2019 was primarily driven by investments in our international professional services operations as we expanded our international presence. We expect the cost of professional services revenues to increase in absolute dollars in the near term as we add new customer subscriptions that require professional services.

Operating Expenses

	Fiscal Year Ended January 31,
	2018		2019
($ in thousands)
Operating expenses (as a percentage of total revenues):
Sales and marketing	$20,954	36.0%	$31,278	34.2%
Research and development	16,559	28.5	22,230	24.3
General and administrative	8,933	15.4	14,791	16.1

Total operating expenses	$46,446	79.9%	$68,299	74.6%

Sales and Marketing

Sales and marketing expenses for fiscal 2019 increased $10.3 million compared to fiscal 2018 primarily due to an increase of $8.0 million in personnel costs resulting from an increase in headcount on the sales and marketing teams and a $0.6 million increase in marketing costs, including direct costs of conference attendance and sponsorships. The increase in sales and marketing expense also included a $0.8 million increase due to the use of outside service providers to support our expanding sales and a $0.8 million increase in allocated overhead costs due to growth supporting our continued business expansion. We expect sales and marketing expenses to increase in absolute dollars as we invest in expansion of our customer base and user adoption.

Research and Development

Research and development expenses for fiscal 2019 increased $5.7 million compared to fiscal 2018 primarily due to an increase of $4.3 million in personnel costs, resulting from continued increases in headcount, a $0.5 million increase in the use of third-party contractors as we continued to invest in the nCino Bank Operating System, and a $0.9 million increase in allocated overhead costs due to growth supporting our continued business expansion. We expect research and development expenses to increase in absolute dollars, primarily due to higher headcount as we develop new applications and make enhancements to the nCino Bank Operating System.

General and Administrative

General and administrative expenses for fiscal 2019 increased $5.9 million compared to fiscal 2018 primarily due to an increase of $3.3 million in personnel costs, due to increases in headcount as we continue to scale our business. Tax related fees and assessments increased $1.0 million due to increased sales tax liabilities. Allocated overhead and other general and administrative costs increased $1.1 million, which consist primarily of insurance, occupancy costs and professional fees. We expect general and administrative expenses to increase in absolute dollars in the near term, primarily due to higher headcount to support our continued growth and additional expenses for transition to, and continuing costs of, being a public company.

Liquidity and Capital Resources

As of January 31, 2019, we had $74.3 million in cash and cash equivalents, and an accumulated deficit of $104.8 million. Our net losses have been driven by our investments in developing the nCino Bank Operating

System, expanding our sales and marketing organization and scaling our finance and administrative functions to support our rapid growth. We expect to continue to incur operating losses for the foreseeable future.

To date, we have funded our capital needs through issuances of common stock and collections from our customers. Through January 31, 2019, we have raised $159.3 million from common stock issuances. We generally bill and collect from our customers annually in advance. Our billings are subject to seasonality, with billings in the first and fourth quarters of our fiscal year substantially higher than in the second and third quarters. Because we recognize revenue ratably, our deferred revenue balance mirrors the seasonality of our billing. In addition, our advanced billing and collection coupled with our recent growth has resulted in our cash used in operating activities generally being less than our net operating losses in recent periods.

We believe that current cash and cash equivalents will be sufficient to fund our operations and capital requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts to enhance the nCino Bank Operating System and introduce new applications, market acceptance of our solution, the continued expansion of our sales and marketing activities, capital expenditure requirements and any potential future acquisitions. We may from time-to-time seek to raise additional capital to support our growth. Any equity financing we may undertake could be dilutive to our existing stockholders, and any debt financing we may undertake could require debt service and financial and operational covenants that could adversely affect our business. There is no assurance we would be able to obtain future financing on acceptable terms or at all.

Cash Flows

Summary Cash Flow information for fiscal 2018 and 2019 are set forth below.

	January 31,
(In thousands)	2018	2019
Net cash used in operating activities	$(15,958)	$(4,589)
Net cash used in investing activities	(2,837)	(7,965)
Net cash provided by financing activities	70,137	6,260

Net Cash Used in Operating Activities

The $4.6 million we used in operating activities in fiscal 2019 was driven by our net loss of $22.3 million, partially offset by $5.7 million in non-cash charges and $12.1 million generated by changes in working capital accounts. Cash generated by working capital accounts was principally a function of a $13.5 million increase in our deferred revenue, as we expanded our customer base and renewed existing customers, and a $4.7 million increase in accounts payable and accrued expenses. The cash generated by working capital accounts was partially offset by an increase of $5.7 million in accounts receivable due to the timing of collections from customers and a $1.2 million increase in prepaid expenses and other assets.

The $16.0 million we used in operating activities in fiscal 2018 was driven by our net loss of $18.6 million and $1.8 million used in working capital accounts, partially offset by $4.5 million in non-cash charges. Cash used in working capital was principally a function of a $12.4 million increase in accounts receivable due to the timing of collections from customers, partially offset by a $10.8 million increase in deferred revenue, as we expanded our customer base and renewed existing customers.

Net Cash Used in Investing Activities

The $8.0 million and $2.8 million used in investing activities in fiscal 2019 and fiscal 2018, respectively, was for the purchase of property and equipment and leasehold improvements to support the expansion of our business.

Net Cash Provided by Financing Activities

The $6.3 million provided by financing activities in fiscal 2019 was comprised of proceeds from the exercise of stock options. The $70.1 million provided by financing activities in fiscal 2018 was comprised principally of $69.2 million in proceeds from equity financings, net of issuance costs, as well as $0.9 million of proceeds from the exercise of stock options.

Contractual Obligations and Commitments

Our principal commitments consist of future minimum lease payments under non-cancelable operating leases related to our facilities and equipment and a minimum purchase commitment to a related party. The following table summarizes our contractual obligations and commitments as of January 31, 2019.

	Payment due by period (in thousands)
(In thousands)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Operating lease obligations	$4,934	$8,223	$6,513	$4,227	$23,897
Purchase commitments	200	—	—	—	200

Total	$5,134	$8,223	$6,513	$4,227	$24,097

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

At January 31, 2019, we had cash and cash equivalents of $74.3 million, which consisted primarily of bank deposits and money market funds. Interest-earning instruments carry a degree of interest rate risk. However, our historical interest income has not fluctuated significantly. A hypothetical 10% change in interest rates would not have had a material impact on our financial results included in this prospectus. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar and the functional currency of each of our subsidiaries is its local currency. The assets and liabilities of each of our subsidiaries are translated into U.S. dollars at exchange rates in effect at each balance sheet date. Revenues and expenses are translated using the average exchange rate for the relevant period. Equity transactions are translated using historical exchange rates. Decreases in the relative value of the U.S. dollar to other currencies may negatively affect revenues and other operating results as expressed in U.S. dollars. Foreign currency translation adjustments are accounted for as a component of accumulated other comprehensive income (loss) within stockholders’ equity. Gains or losses due to transactions in foreign currencies are included in “Non-operating income (expense), Other” in our consolidated statements of comprehensive loss. Furthermore, our customers outside of the United States typically pay us in local currency. We have not engaged in hedging of foreign currency transactions to date, although we may choose to do so in the future. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on operating results or financial condition.

Critical Accounting Policies and Estimates

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for a description of our other significant accounting policies. The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Revenue Recognition

We derive our revenues from subscriptions and professional services.

Arrangements with customers do not provide the customer with the right to take possession of the software supporting the cloud-based application service at any time and, as a result, are accounted for as service contracts. We commence revenue recognition when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery or performance has occurred;

•	fees are fixed or determinable; and

•	collectability is probable.

For multiple-element arrangements, we evaluate each element to determine whether it represents a separate unit of accounting. In order to account for deliverables in a multiple-deliverable arrangement as separate units of accounting, we must determine whether each deliverable has stand-alone value. In determining whether professional services revenues have stand-alone value, we consider the availability of professional services from other vendors, the nature of the professional services, and whether subscriptions are sold to new customers without professional services.

We determined that all professional services revenues included in multiple deliverable arrangements have stand-alone value due to the availability of professional services from other vendors and, as such, each revenue type is recognized in the following manner:

•

Subscription Revenues—subscriptions are recognized ratably over the contract term beginning on the initial activation date of each contract, which is the date the solution is first activated and made available to customers. Invoiced amounts are recorded in accounts receivable and deferred revenue or revenues depending on whether the revenue recognition criteria have been met.

•	Professional Services Revenues – professional services revenues are recognized on a proportional performance basis based on labor hours incurred relative to total budgeted hours.

Multiple deliverables included in an arrangement are separated into different units of accounting, and the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. We determine the relative selling price for a deliverable based on its vendor-specific objective evidence of selling price (“VSOE”), if available, or its best estimate of selling price (“BESP”), if VSOE is not available. We have determined that third-party evidence is not a practical alternative due to differences in our service offerings compared to other parties and the availability of relevant third-party pricing information. We have not been able to establish VSOE due to a lack of pricing consistency, the introduction of new services, and other factors. Accordingly, we use BESP to determine the relative selling price. The objective of BESP is to estimate the price at which we would transact a sale of the service deliverables if the services were sold on a stand-alone basis. Revenues allocated to each deliverable are recognized when the basic revenue recognition criteria are met for each deliverable. The amount of revenues allocated to delivered items excludes contingent revenues if any.

The determination of BESP requires us to make significant estimates and judgments. We consider a number of factors, including overall pricing objectives and market conditions. Our significant pricing practices takes into consideration discount practices, the size and volume of transactions, customer demographics, geographic area where the services are sold, our price lists, our go-to-market strategy, historical stand-alone sales and contract prices. The determination of BESP is made by management, taking into consideration the go-to-market strategy.

Income Taxes

Accrued income taxes are reported as a component of either other current assets or other accrued liabilities, as appropriate, in our consolidated balance sheets and reflect our estimate of income taxes to be paid or received.

Deferred income taxes represent the amount of future income taxes to be paid or refunded and are accounted for using the asset and liability method. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. We recognize deferred tax assets for temporary deductible differences and deferred tax liabilities for temporary taxable differences.

A valuation allowance is provided against a deferred tax asset when we determine that it is more likely than not that all, or a portion of, the balance will not be realized. This requires management to utilize significant judgement and the use of estimates. Any realization of the Company’s deferred tax assets is based upon the evaluation of four sources of taxable income, the future reversals of taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in prior carryback years and tax-planning strategies. At January 31, 2019, we determined that it is more likely than not that all of our deferred tax assets will not be realized and as such, recorded a valuation allowance of $33.1 million against our deferred tax assets as of that date.

The Company is subject to income tax in the United States, multiple state and local jurisdictions and various foreign countries. The tax laws and regulations in each jurisdiction may be interpreted differently in certain situations, which could result in differing financial results. The Company is required to exercise judgement regarding the application of these tax laws and regulations. Through this judgement process, the Company will evaluate and recognize any tax liabilities related to any income tax uncertainties. Due to the complexity of any uncertainty, the ultimate resolution may result in a remittance that is different from the current estimate of any tax liabilities.

Stock-Based Compensation

Stock-based compensation expense related to employees is measured based on the grant-date fair value of the awards. We establish fair value as the measurement objective in accounting for share-based payment transactions and recognize expense on a straight-line basis over the requisite service period, which is generally the vesting term of four years. Stock-based compensation is recognized net of estimated forfeiture activity. The estimated forfeiture rate applied is based on historical forfeiture rates. The fair value of each award is estimated on the grant date using the Black-Scholes option-pricing model.

Determining the fair value of stock-based awards at the grant date requires significant judgement. The determination of the grant date fair value of stock-based awards using the Black-Scholes option-pricing model is affected by our estimated common stock fair value as well as other subjective assumptions including the expected term of the awards, the expected volatility over the expected term of the awards, expected dividend yield and risk-free interest rates. The assumptions used in our option-pricing model represent management’s best estimates. These assumptions and estimates are as follows:

•	Fair Value of Common Stock. As our stock is not publicly traded, we estimate the fair value of common stock based on contemporaneous valuations and other factors deemed relevant by management.

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Expected Term. The expected term of employee stock options reflects the period for which the Company believes the option will remain outstanding. To determine the expected term, we generally apply the simplified approach in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award.

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Expected Volatility. As we do not have trading history for our common stock, the selected volatility used is representative of expected future volatility. We base expected future volatility on the historical and implied volatility of comparable publicly traded companies over a similar expected term.

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Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently intend to pay cash dividends in the foreseeable future. As a result, we used an expected dividend yield of zero.

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Risk-Free Interest Rates. We base the risk-free interest rate on the rate for a U.S. Treasury zero-coupon issue with a term that closely approximates the expected life of the option grant at the date nearest the option grant date.

The following table reflects the weighted average assumptions used to estimate the fair value of options granted during fiscal 2018 and 2019:

	Fiscal Year Ended January 31,
	2018	2019
Expected life (in years from vesting)	6.08 — 6.25	6.25
Expected volatility	42.0% — 44.0%	40.0% — 41.0%
Expected dividends	0.00%	0.00%
Risk-free rate	2.07% — 2.27%	2.71% — 3.06%

In addition to assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation expense for our option awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture rate is revised. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the financial statements.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation expense on a prospective basis. If any assumptions used in the Black-Scholes option-pricing model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS

Our Mission

Our mission is to transform financial services through innovation, reputation and speed.

Overview

nCino is a leading global provider of cloud-based software for financial institutions. We empower banks and credit unions with the technology they need to meet ever-changing client expectations and regulatory requirements, gain increased visibility into their operations and performance, replace legacy systems and operate more competitively. Our solution, the nCino Bank Operating System, digitizes, automates and streamlines inefficient and complex processes and workflow and utilizes data analytics and AI/ML to enable financial institutions to more effectively onboard new clients, make loans and manage the entire loan life cycle, open deposit and other accounts and manage regulatory compliance. We serve financial institution customers of all sizes and complexities, including global financial institutions, enterprise banks, regional banks, community banks, credit unions and new market entrants, such as challenger banks. Our customers deploy our solution for mission critical functions across their organizations.

Built as a single, multi-tenant SaaS platform, the nCino Bank Operating System transforms the way financial institutions operate, go to market and interact with their clients, while delivering measurable return on investment by enabling them to:

•	digitally serve their clients across commercial, small business and retail lines of business,

•	improve financial results,

•	operate more efficiently,

•	manage risk and compliance more effectively, and

•	establish a data, audit and business intelligence hub.

We were founded in a bank with the goal of improving that institution’s operations and client service. Realizing the problems we were addressing were endemic to virtually all banks and credit unions, we were spun out as a separate company in 2011 with the vision of providing a comprehensive solution to onboard clients, originate any type of loan and open any type of account on a single cloud-based platform. We initially focused on transforming commercial and small business lending for community and regional banks. We introduced the nCino Bank Operating System to enterprise banks in the United States in 2014, and then internationally in 2017, and have subsequently expanded across North America, Europe and APAC. Throughout this market expansion, we broadened our solution by adding functionality for retail lending, client onboarding, deposit account opening, analytics and AI/ML. Our holistic solution enables us to provide a single digital banking platform for financial institutions of all sizes on a global basis. We work with some of the world’s leading SIs to help implement our solution, which has increased our capacity to deliver and deploy the nCino Bank Operating System and enabled us to scale more quickly.

As a native cloud platform that utilizes a single code base regardless of the size and complexity of the financial institution, the nCino Bank Operating System is highly scalable and configurable for the specific needs of each of our customers. Once implemented, our solution becomes deeply embedded in our customers’ business processes, enabling critical workflow across the financial institution on a single platform. The nCino Bank Operating System connects the front, middle and back office employees of a financial institution with clients and third parties across lines of business. We deliver data analytics and AI/ML capabilities through our nIQ application suite to provide our customers with automation and insights into their operations, such as tools for analyzing, measuring and managing credit risk, as well as to improve their ability to comply with regulatory requirements. We leverage the Salesforce Platform for its global infrastructure, reliability and scalability, which enables us to focus our product development efforts on building deep vertical functionality specifically for banks and credit unions.

We offer the nCino Bank Operating System on a subscription basis pursuant to non-cancellable multi-year contracts that typically range from three to five years, and we employ a “land and expand” business model. Our initial deployment with a customer generally focuses on implementing a client onboarding, loan origination and/or deposit account opening application in a specific line of business within the financial institution, such as commercial, small business or retail. The nCino Bank Operating System is designed to scale with our customers and once our solution is deployed, we seek to have our customers expand adoption within and across lines of business. The nCino Bank Operating System leverages common data sets and functionality across applications, which optimizes and accelerates the deployment of our solution throughout a financial institution.

The nCino Bank Operating System serves a large addressable market opportunity globally as financial institutions make significant investments in IT applications and infrastructure, with demand for cloud-based solutions in banking continuing to grow. According to Gartner, banking had the highest global enterprise IT spending of all industries with approximately $376 billion spent in 2018. Based on our internal analysis and experience, we estimate the current serviceable market for the nCino Bank Operating System to be greater than $10 billion.

Our customers are some of the world’s leading financial institutions, including Bank of America, Bank of the West, Barclays, Capital One, Key Bank, Macquarie, M&T Bank, Navy Federal Credit Union, Santander, TD Bank, Truist and U.S. Bancorp. We delivered ACV-based net retention of 112% in fiscal 2019. In any given period, ACV for a customer represents the annualized subscription fees from the fully activated subscription contracts in effect for such customers at the end of the applicable period. We define ACV-based net retention as total ACV at the end of a period from customers that existed at the beginning of the period, divided by total ACV at the beginning of the period.

Our business has achieved rapid growth since its inception. We plan to continue investing in expanding the breadth and depth of the nCino Bank Operating System and expanding internationally. We believe our product development and global expansion initiatives will continue to drive revenue and customer growth. Our total revenues were $91.5 million and $58.1 million for fiscal 2019 and 2018, respectively, representing 57.4% year-over-year growth. We also had recurring, subscription-based revenues of $64.5 million and $38.0 million for fiscal 2019 and 2018, respectively, representing 69.4% year-over-year growth. We incurred net losses for fiscal 2019 and 2018 of $22.3 million and $18.6 million, respectively.

Industry Background

With more than 28,000 financial institutions worldwide, banking is one of the largest and most complex industries in the global economy and is characterized by intense competition between incumbent financial institutions, as well as with new challenger banks and non-bank lenders. This competitive environment, combined with high levels of regulatory oversight and persistently low interest rates over the last several years, can make executing and delivering favorable financial results difficult for financial institutions. Furthermore, technologies like social media, mobile and online commerce are challenging financial institutions to engage with clients and employees more efficiently, intelligently and transparently through new channels. In response to these challenges, many financial institutions have embarked on digital transformations, investing in technology to make their operations more client focused, automated and agile. The most forward-thinking financial institutions are going a step further by adopting modern predictive analytics and AI/ML to become more truly data-driven organizations.

Financial Institution Clients Increasingly Demand a Seamless, Modern and Transparent Experience

Evolving client expectations are driving the need for change across financial services. Today, a typical client expects to interact with a financial institution in a myriad of ways, from visiting a branch to logging in from a variety of devices. These clients increasingly value a consistent and seamless experience across these diverse channels. According to a 2019 PwC survey, there has been a 21% increase since 2015 in consumers who use financial institutions that place more importance on experiential factors than interest rates. Additionally, this survey notes that 35% of clients choose their financial institution based on ease of use and client service. Financial institutions, which have historically required clients to adapt to the institution’s operating structure, must increasingly adapt their operating structures to the needs of their client. This transformation requires a flexible, scalable, agile and secure technology platform. According to a 2016 PwC survey, 61% of bank executives say that a client-centric model is “very important”, yet only 17% felt “very prepared” for such a model.

Digital Transformation is Driving Financial Institution Technology Spend Even Higher

Financial institutions spend more on technology than any other industry and digital transformation is expected to accelerate this trend. According to a 2018 EY survey, 85% of banks are currently undertaking digital transformations to modernize their businesses and 60% of banks plan to increase their technology budgets by at least 10% over the next 12 months. Cloud computing is a key enabler of digital transformation and financial institutions are in the early stages of a large- scale cloud transition. In the 2018 EY survey, 60% to 80% of global banks said they planned to increase investment in cloud technology over the next three years. Additionally, according to a 2018 Celent report, financial services firms are expected to progressively abandon private data centers and triple the amount of data they upload to the cloud over the next three years.

Financial Institutions Face Increased Regulatory Scrutiny

Financial institutions are facing ever increasing regulatory requirements. The Dodd-Frank Wall Street Reform and Consumer Protection Act, the Basel capital requirement standards and the CECL accounting standard have imposed stringent regulations pertaining to capital and leverage ratios and how financial institutions are required to estimate allowances for credit losses. Additionally, increased privacy regulations, such as the European Union’s GDPR, have imposed tougher data protection requirements. According to a Thomson Reuters report, compliance costs for financial institutions have increased 13% year over year since 2017 and the cost of non-compliance can be material. The overhang of this and other regulation is driving increased demand for technology solutions to help financial institutions standardize processes, enhance visibility, ease the burden of regulatory exams and ultimately reduce compliance costs.

The Shift to Automation and Data-Driven Banking

To accelerate digital transformation, financial institutions are focusing their technology investments on automation, actionable intelligence, predictive analytics and AI/ML.

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Automation. Financial institutions are marrying digital technologies and data to modernize and automate what were traditionally manual processes. The automation opportunity is an institution-wide mandate where dynamic data models are increasingly being used to monitor business processes and automate tasks and decisions to drive organizational efficiency and speed.

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Actionable Intelligence. Actionable intelligence technology offers the ability to synthesize disparate data sets into unified reportable information and provides a recommended course of action to make more informed real-time decisions.

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Predictive Analytics. Predictive analytics use cases in financial services include predicting fraud, modeling risk, personalizing marketing, predicting client lifetime value, segmenting clients, enabling recommendation engines, predicting loan defaults and improving client support. The financial and operational benefit of these use cases can be substantial. For example, a 2018 McKinsey report estimated that successful implementations of “next-product-to-buy” recommendation engines within the financial services industry have resulted in an increase of more than 50% in the number of leads offered per client and as many as 6 out of 10 clients purchasing a new product in response to a sales call.

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AI/ML. Artificial intelligence makes it possible for machines to perform human-like tasks and analyses. Machine learning is an application of artificial intelligence that allows systems to automatically learn and improve their algorithms without being explicitly programmed. AI/ML can be used to continually improve operating results by, for example, modeling credit exposure and estimating the impact of a downturn on a financial institution’s portfolios. Other AI/ML use cases in financial services include streamlining credit decisions, preventing fraud and providing personalized services. According to a 2018 Accenture report, AI/ML will allow banks to save 20% to 25% across IT operations, infrastructure, maintenance and operations.

Market Opportunity

The digital transformation imperative for financial institutions creates a compelling opportunity for nCino. Financial institutions have been investing significantly in IT applications and infrastructure. Gartner estimates that software global enterprise IT spending within the banking market was approximately $63 billion in 2018, of which approximately $18 billion, or 29%, was for vertical specific software. In addition, demand for cloud-based solutions in banking continues to grow. According to IDC, SaaS revenues from banking is projected to grow from $13 billion in 2018 to $29 billion in 2023, representing a compound annual growth rate of 17%. Based on our internal analysis and experience, we currently estimate the serviceable market for the nCino Bank Operating System to be greater than $10 billion.

Benefits of the nCino Bank Operating System

The nCino Bank Operating System is a single, multi-tenant cloud platform that provides client onboarding, loan origination and deposit account opening applications that span a financial institution’s commercial, small business and retail lines of business across channels. Our solution streamlines employee, client and third-party interactions and drives increased profitability, efficiency, transparency and regulatory compliance across a financial institution. The nCino Bank Operating System was designed by bankers who understand how financial institutions operate and delivers a significant and measurable return on investment by enabling them to:

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Digitally Serve Their Clients Across Commercial, Small Business and Retail Lines of Business. The nCino Bank Operating System delivers a seamless experience across multiple devices, channels and products, enabling a unified digital relationship between a financial institution, its employees, clients and third parties, such as appraisers, lawyers and regulators. This empowers financial institution employees to be more efficient and effective, and enhance relationships with their clients.

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Improve Financial Results. Our customers leverage nCino’s capabilities to drive revenue growth by digitally expanding their brand presence and reach, delivering new products to increase client wallet share and improving client satisfaction and retention. Our SaaS platform can reduce total cost of ownership by eliminating redundant legacy systems and simplifying our customers’ internal information technology landscape. The nCino Bank Operating System increases transparency at all organizational levels across lines of business, enabling our customers to measure their operations and performance more effectively.

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Operate More Efficiently. Utilizing the nCino Bank Operating System automation, workflow and digitization capabilities allows financial institutions and their employees to focus on value-add work, reduce time spent on clearing exceptions, reduce duplicative data entry and data rekeying, help eliminate manual processes, decrease the use of paper files and accelerate document collection.

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Manage Risk and Compliance More Effectively. The nCino Bank Operating System helps financial institutions reduce regulatory, credit and operational risk through workflow and automation, data reporting, standardized risk rating calculations and financial modeling. For example, the content management, automated workflow and digital audit trail and snapshot functionality within the nCino Bank Operating System helps our customers more effectively and efficiently prepare for regulatory examinations.

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Establish a Data, Audit and Business Intelligence Hub. With an open API technology framework and integrations with third-party data sources, financial institutions can use the nCino Bank Operating System to augment their client and operational data and create a centralized data hub that enhances data-driven decision-making. This centralized hub enables data to be more easily accessed, modeled and analyzed to help deliver greater operational, portfolio and financial intelligence, a more complete client view, improved compliance monitoring and metrics, as well as the opportunity to more successfully leverage AI/ML.

How Our Solution Works

The nCino Bank Operating System connects financial institution employees, clients and third parties on a single, cloud-based platform, eliminating silos and bringing new levels of coordination and transparency to the institution. By utilizing a single platform across business lines, processes and channels, banks and credit unions are able to leverage the same data and information across their entire organization. This unified platform provides all of the functionality necessary to complete mission-critical workflow, enabling client onboarding, loan origination, deposit account opening, analytics and compliance.

nCino Applications

Client Onboarding. Built into the nCino Bank Operating System is client onboarding functionality that supports the front, middle and back office onboarding process, allowing financial institutions to effectively evaluate the risk of doing business with a client while providing clients an efficient and personalized user experience. Clients are able to upload documents directly into the nCino Bank Operating System, complete identity verification and provide information about themselves and their business, providing transparency to the financial institution that enables regulatory compliance, such as Know-Your-Customer (“KYC”). With enhanced onboarding reporting tools, banks and credit unions generate customized reports and use real-time analytics and data from government watchlists and other third-party systems to achieve a holistic client view, enabling our customers to provide more value-added services and custom-tailored offerings.

Loan Origination. The loan origination functionality embedded within the nCino Bank Operating System combines an innovative and intuitive framework with automated workflows, checklists, document management, analytics and real-time reporting to provide a complete, end-to-end loan origination system from application, to underwriting, to adjudication, to document preparation, to closing. In one view, all stakeholders have visibility into where the loan process stands and what data is needed to complete the process. Post-closing, the nCino Bank Operating System provides a view into loan performance and tools for portfolio management, providing financial institution employees the ability to utilize information to maximize efficiency. Each stakeholder in the loan process works from a single digital loan file allowing clients to apply for loans and upload documents, third parties, such as appraisers, lawyers and regulators, to access and review loan files, and employees to seamlessly manage the entire loan process efficiently and compliantly.

Our loan origination functionality supports a wide range of lending products across commercial, small business and retail lines of business. The nCino Bank Operating System can facilitate the origination of an institution’s most complex commercial lending products, including syndicated loans, commercial and industrial loans, commercial real estate loans and construction loans, while also supporting the depth required for specific products such as agriculture lending, asset based lending, SBA loans and leasing. Our solution also supports the speed and convenience required for small business and consumer loans across products, such as home equity lines of credit, home equity term loans, uncollateralized lines of credit, automobile loans and credit cards, while providing the tools needed to address regulatory compliance, including fair lending and the Home Mortgage Disclosure Act.

Deposit Account Opening. The nCino Bank Operating System’s deposit account opening application optimizes the process for opening checking, savings, debit/ATM cards, money market, certificates of deposit and retirement accounts. Financial institutions can utilize the intuitive, scalable and flexible workflow to open retail, commercial or small business accounts efficiently while maintaining individual account processes and requirements. Seamlessly embedded within the account opening experience, the nCino Bank Operating System provides the new client onboarding capability to collect KYC related information to meet compliance standards. The deposit account opening application allows clients to open a deposit account digitally, across any device, in a branch, or through a call center, with speed and flexibility.

nCino Platform

The client onboarding, loan origination and deposit account opening applications are built on the nCino platform, which contains common data sets and functionality including:

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Business process automation that provides workflow to define, streamline and connect the business processes associated with a financial institution’s front, middle and back office operations. Within the nCino platform, framework components use workflow to initiate and complete tasks in an efficient, reliable and effective manner which includes the ability to support complex processes and calculations across client onboarding, loan origination and deposit account opening, such as underwriting and automated decisioning.

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Compliance and risk management tools that provide financial institutions with audit, analytics and snapshot capabilities to more effectively manage internal regulation and risk, the examination process and overall compliance standards. The nCino Bank Operating System helps establish baseline performance metrics and sets standards and goals to achieve regulatory requirements and institution specific risk thresholds including with respect to CECL, Allowance for Loan and Lease Losses (“ALLL”) and fair lending. Because the nCino platform is highly configurable, it can adjust as regulations and the institution risk requirements evolve.

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An intelligent enterprise content management system that includes a standardized filing system across applications, providing instant and ongoing access to digital documentation and checklists to help ensure that compliance and credit requirements are met. For example, client documents are associated with a unique identifier eliminating the need for repeat document collection and duplicative data input.

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A 360-degree client view and reporting capabilities that provide financial institutions the ability to break down internal business line silos and have visibility into the entire client banking relationship, making it easy to connect individuals and businesses to their accounts and products. The reporting capabilities in the nCino platform provide a view into a financial institution’s portfolio and pipeline to more effectively manage and measure operational performance and forecasting. Reports can be set to instantly display everything from loan, deposit and branch information to relationship data offering banks and credit unions greater transparency into their operations.

nCino IQ (nIQ)

nIQ uses AI/ML to increase efficiency through automation and provides insights through analytics across interactions and into portfolio management. As part of the nCino Bank Operating System, nIQ works across a financial institution’s front, middle and back office to empower bank and credit union employees to respond to client needs more quickly and remain compliant by providing increased visibility and actionable insights. Leveraging optical character recognition technology, financial institutions can utilize nIQ to automate data extraction, such as extracting data from scanned tax returns and financial statements, providing new levels of automation in underwriting and greatly reducing loan origination timeframes. Financial institutions can also leverage predictive analytics to measure performance and monitor risk across the organization, including assessing the credit risk and cash flows of loans and supporting automated loan decisioning. nIQ provides information when it’s needed, at the point of interaction, allowing bank and credit union employees to focus on their client’s needs with increased levels of personalized, predictive data.

Open APIs

By leveraging open APIs and productized integrations, the nCino Bank Operating System creates an open ecosystem that brings together disparate data sources and systems, acting as a data hub that integrates with core systems, credit reporting agencies and other third-party applications to centralize a financial institution’s data creating an actionable single data platform and warehouse.

Our Competitive Advantages

We believe our position as a leading global provider of cloud banking software for financial institutions is built on a foundation of the following strengths:

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Built by Bankers for Bankers. Our company was started by banking professionals who recognized the need for a single cloud platform to address the endemic challenges faced by financial institutions. This heritage is the foundation of our deep banking domain expertise, which differentiates us and continues to drive our strategy to design software that addresses the unique challenges of our financial institution customers globally.

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Cloud Banking Technology Pioneer and Market Leader. The nCino Bank Operating System was developed from inception as a native cloud application and we believe our eight year track record of innovation in cloud banking technology distinguishes us in the market. As a first mover in this sector, we have developed trusted relationships and a reputation for successfully implementing our solution with financial institutions of all sizes in multiple geographies.

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Single SaaS Platform. We deliver a single SaaS platform that spans business lines and replaces point and other legacy technology solutions for client onboarding, loan origination and deposit account opening. This approach allows financial institutions to leverage common data sets and workflows across lines of business, providing a consistent and engaging client experience and a more comprehensive view of their client relationships.

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Measurable Return on Investment. The nCino Bank Operating System provides quantifiable results for our customers, including increased client growth and retention, loan volume and efficiency and reduced loan closing times, policy exceptions and operating costs. We enable our customers to digitally serve their clients across products and channels, providing increased client engagement, enhanced communication and increased opportunities to grow wallet share. Our solution allows our customers to operate more efficiently by increasing employee accountability and productivity and shortening the time it takes to onboard a client, make a loan and open an account. Our solution empowers our customers with data driven, real-time insights into their business performance, enabling them to better measure and manage their operations.

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Empowering the Intelligent Enterprise. Through our nIQ applications, we leverage analytics and AI/ML to help financial institutions become more predictive, personalized and proactive. nIQ automates data extraction and analysis, allowing our customers, to focus on more value-add activities, and employs predictive analytics to, for example, assist in understanding risk and fair lending compliance. nIQ drives personalized experiences by embedding actionable information throughout the nCino Bank Operating System, which enables our customers to make more informed decisions in real time at the point of production.

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Award-Winning Culture. We are in the business of fundamentally changing the way financial institutions operate. To transform an industry, we believe it is essential to have a company culture that not only empowers its employees to challenge the status quo, but also emboldens them to drive change and have a passion for customer success. For these reasons, we have built nCino with a cultural foundation based on our six core values: Bring Your A-Game, Do the Right Thing, Respect Each Other, Make Someone’s Day, Have Fun and Be a Winner! We believe our culture is the foundation for the successful execution of our strategy and, as a result, is a critical strength of our organization. In recognition of our continued focus on employee engagement, satisfaction and culture, we have received numerous awards, including being named the 2019 #1 Best Place to Work in Financial Technology by American Banker.

How nCino Will Grow

We intend to continue growing our business by executing on the following strategies:

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Expand Within and Across our Existing Customers. We believe there is a significant opportunity to further expand within our existing customer base both vertically within business lines and horizontally across business lines. As an example, we formally launched our solution in retail lending in May 2018 and we now have 30 customers contracted to use both our commercial and retail loan origination applications. Our revenues from existing customers continue to grow as additional users are added, creating strong customer cohort dynamics.

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Expand our Customer Base. We believe the global market for cloud banking is large and underserved. With banks and credit unions needing to replace legacy point products with more efficient technology and banking services continuing to shift to digital, we believe there is a significant opportunity to deliver our solution and expand our customer base to financial institutions of all sizes and complexity around the world. Currently deployed in 11 countries, we have made significant investments to expand our presence in EMEA and APAC, and our solution can currently support over 120 languages and over 140 currencies. We promote sales in North America out of our offices in the United States and Canada, in APAC out of our offices in Australia and Japan, and in EMEA out of our office in the UK.

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Continue Strengthening and Extending our Product Functionality. We plan to continue to develop our AI/ML capabilities through automation, predictive analytics, digital assistant services and data source integration to further reduce human interaction for routine but time-consuming tasks, allowing our customers to spend more time on value creating activities. We also plan to continue to expand our portfolio analytics and credit modeling capabilities. By further enhancing this functionality, we can provide our customers with greater real-time access to deeper insights at the point of production helping them make faster and more informed decisions and become more effective and proactive.

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Foster and Grow our SI Ecosystem. We have developed strong relationships with a number of leading SIs, including Accenture, PwC, Deloitte and West Monroe Partners, that increase our capacity to onboard new customers and implement the nCino Bank Operating System, extend our global reach and drive increased market awareness of our company and solution. To date, over 1,000 SI consultants have completed our training program to implement the nCino Bank Operating System.

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Selectively Pursue Strategic Transactions. In addition to developing our solution organically, we may selectively pursue acquisitions, joint ventures or other strategic transactions. We expect these transactions to focus on innovation to help strengthen and expand the functionality and features of the nCino Bank Operating System and/or expand our global presence. For example, in fiscal 2020 we acquired Visible Equity and FinSuite as part of our strategy to build out our nIQ capabilities and we established our nCino K.K. joint venture to facilitate our entry into the Japanese market.

Our Customers

nCino has a diverse customer base ranging from global financial institutions, to enterprise banks, to regional and community banks, to credit unions and new market entrants, such as challenger banks. We ended fiscal 2019 with over 230 financial institutions that utilized the nCino Bank Operating System for client onboarding, loan origination and/or deposit account opening, of which over 120 each generated more than $100,000 in annual subscription revenues in fiscal year 2019. In addition, we currently have over 840 financial institutions that use the portfolio analytics solution we acquired with the Visible Equity acquisition in fiscal 2020, which is now part of nIQ. In total, we served over 1,100 financial institution customers as of October 31, 2019. No single customer represented more than 10% of total revenues in fiscal 2019.

Customer Case Studies

TD Bank (Global Enterprise Bank)

TD Bank, America’s Most Convenient Bank, is one of the 10 largest banks in the U.S. with $319.3 billion in assets as of July 31, 2019. Headquartered in Cherry Hill, New Jersey, TD Bank became an nCino customer in 2016. TD Bank was in need of an end-to-end solution that would modernize its technical framework, facilitate collaboration and information sharing across Corporate and Specialty Banking,

Commercial Banking and Small Business Banking, and significantly reduce manual processes and lending decision times. The nCino Bank Operating System enabled TD Bank to streamline corporate, commercial and small business lending by consolidating the client relationship, underwriting and credit administration functions onto one platform.

•	Improved communication and data transfer across business units, allowing TD Bank to better serve its clients.

•	With the implementation of nCino, TD retired multiple legacy applications, checklist documents and spreadsheets.

“TD Bank’s investment into the nCino platform ultimately will enable us to provide a seamless experience to our clients and an improved employee experience—both critical to the success of the organization. Through nCino, TD Bank is consolidating numerous legacy systems into one top-tier, foundational platform that allows for better communication, credit administration and processes, and through data, advanced visibility into the lifecycle of relationships and future opportunities.”

Chris Giamo, Head of Commercial Banking

Santander UK (Global Enterprise Bank)

A wholly owned subsidiary of Banco Santander, Santander UK is one of the largest retail and commercial banks based in the UK with assets of more than £280 billion as of June 30, 2019 and approximately 24,000 employees. Santander UK became an nCino customer in 2018 as part of a multi-year transformation program to replace outdated legacy systems and increase speed and efficiency across their front, middle and back office operations. nCino provides Santander UK employees with a holistic view of the client, allowing staff to be better-informed and deliver an improved client experience. This experience will continue to improve as the bank rolls out additional phases of the nCino project through 2020, including implementing nCino’s Customer Portal features.

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By leveraging the nCino Bank Operating System’s loan origination functionality for both commercial and small and medium sized business banking, Santander UK has been able to replace 13 disparate legacy systems in favor of a single loan origination platform.

•	The use of nCino has helped the bank to streamline processes, increase transparency in lending workflows, and decrease lead cycle and credit decision times.

“Santander UK has embarked on a transformation project to deliver a cutting-edge experience for our clients and nCino is a critical part of our strategy. With the nCino Bank Operating System in place, we no longer rely on siloed legacy systems that require rekeying information and result in prolonged turnaround times. Instead, we have a modern, flexible and scalable technology solution that allows us to offer our clients a faster, more efficient and more transparent onboarding and lending experience.”

Chris Fallis, Chief Operating Officer, Corporate & Commercial Banking

ConnectOne Bank (Regional/Community Bank)

With headquarters based in Englewood Cliffs, New Jersey, ConnectOne Bank, with an asset size of approximately $6 billion as of September 30, 2019, serves the highly competitive New York City metro market with branches throughout New York and New Jersey. ConnectOne became an nCino customer in 2017. ConnectOne challenged itself to find a single platform solution that could digitize and automate workflows across multiple lines of business, enable the bank to digitally maintain all of its clients’ information in one place, and provide real-time visibility into their loan portfolio and pipeline. nCino provides ConnectOne a single cloud-based platform for their commercial and retail lending operations that enables speed throughout the organization, eliminates bottlenecks, scales across multiple lines of business and helps enable future growth through an improved customer experience.

•	Since going live with the nCino Bank Operating System, ConnectOne has experienced major improvements in workflow, client experience and operational efficiency.

•	nCino helps ConnectOne attract and retain talent by providing state-of-the-art cloud technology for its employees to utilize.

“At ConnectOne, we’ve built our success through our sense of urgency and culture of efficiency. The nCino platform allows us to scale this culture by providing a fully digitized end to end experience. With nCino, it takes maybe a minute to put a lead’s information into the system and start the process. It’s a game changer. We were already processing loans pretty quickly, but with nCino it is cutting time from the process.”

Frank Sorrentino, CEO and Chairman

Wright-Patt Credit Union (Credit Union)

Ohio based Wright-Patt Credit Union (“WPCU”), is one of the 50 largest credit unions in the U.S. with 356,000 members, 31 branches and $4.6 billion in assets as of June 30, 2019. WPCU became an nCino customer in 2015 when they were looking to digitize their commercial lending process to focus on growth and serving business clients. By selecting the nCino Bank Operating System, WPCU saw the vision for a single platform across the institution. Being a cloud system, nCino was seamlessly deployed and operational in the commercial lending organization within six months. WPCU has also implemented the nCino Bank Operating System treasury management application and is currently kicking off projects for online application and small business to further leverage the single platform across the credit union.

•	WPCU used to spend 22 minutes preparing paperwork for signing by the client and have now cut that time by 50% with the digital process.

•	Lenders have also seen significant time savings. Previously, WPCU’s lenders spent on average 54 minutes conducting a loan closing, which now takes minimal effort on their part.

“In the last two years, we have increased our capacity of lending per borrower from $5 million to $15 million. We’ve had a shift in what we can process on a monthly basis. We were processing 30—40 loans a month. Now, for several months running, we’ve had 100 loans in production in a month. Our volume and production is through the roof from a dollar standpoint, with the same core team. That’s from all of the efficiency gains we’ve had through the nCino Bank Operating System.”

Benjamin Miller, Commercial Portfolio Analyst

B-North (Challenger Bank)

UK-based challenger B-North is based in Manchester, England, and was founded by financial industry veterans with decades of experience working at institutions including HSBC, Santander UK and Metro Bank. B-North was started with the goal of disrupting the £150 billion UK lending market for small and medium businesses (“SMEs”). As a brand-new bank, B-North chose the nCino Bank Operating System in early 2019 and is scheduled to go live with the solution in March 2020. B-North expects their use of the nCino Bank Operating System to deliver a highly efficient and differentiated loan origination experience to its SME clients.

Additionally, B-North plans to leverage nCino’s Partner Community functionality to more effectively collaborate and interact with a variety of third parties including brokers, regulators, attorneys and appraisers.

•	The nCino Bank Operating System provides a flexible and scalable infrastructure that will allow it to scale and grow its assets and client base, while delivering maximum benefit to its clients.

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With nCino’s Partner Community, B-North can grant specific and limited access to nCino functionality and records for external third parties to connect on a single platform for increased transparency, reduced costs and an overall better banking experience for all involved.

“At B-North, we aim to facilitate SME lending, with market-leading technology and lead times, and to give our customers the best mix of the traditional and the modern. nCino has established itself as the world’s premier cloud-based lending, onboarding and account opening platform. Working with nCino early on in our development allows us to tailor our whole business around delivering an engaging and differentiated client experience, and nCino will be the perfect partner for our success in getting these elements right.”

Jonathan Thompson, Founder and CEO

Our Relationship with Salesforce

From our inception, we built the nCino Bank Operating System on the Salesforce Platform to leverage its global infrastructure, reliability and scalability. Building on the Salesforce Platform has allowed us to benefit from Salesforce’s investment in the continual improvement of the Salesforce Platform. We believe we have a mutually beneficial strategic relationship with Salesforce.

Salesforce Ventures, an affiliate of Salesforce, made investments in our common stock in January 2014, March 2015, July 2017, January 2018 and September 2019. As of November 15, 2019, Salesforce was our second largest stockholder and beneficially owned 10,760,469 shares of our common stock. See “Principal Stockholders” and “Certain Relationships and Related Party Transactions—Transactions with Salesforce” for additional information.

Pursuant to our Reseller Agreement with Salesforce (the “Salesforce Agreement”), when we sell our client onboarding, loan origination and/or deposit account opening applications, we include a subscription to the underlying Salesforce Platform and remit a subscription fee to Salesforce. In exchange, Salesforce provides the hosting infrastructure and data center for these applications, as well as configuration, reporting and other functionality within the Salesforce Platform. In addition, under the Salesforce Agreement, we are an authorized reseller of Salesforce’s CRM functionality to certain financial institutions in the United States. The Salesforce Agreement expires in June 2022 unless earlier terminated by either party in the event of the other party’s material breach, bankruptcy, insolvency or ceasing to conduct business in the ordinary course. See “Certain Relationships and Related Party Transactions—Transactions with Salesforce” for additional information.

Sales and Marketing

Our sales team includes business development representatives, account executives, field sales engineers and customer success managers. This team is responsible for outbound lead generation, driving new business and helping to manage account relationships and renewals, further driving adoption of our solution within and across lines of business. These teams maintain close relationships with existing customers and act as an advisor to each financial institution to help identify and understand their unique needs, challenges, goals and opportunities.

Our marketing team oversees all aspects of the nCino global brand including public relations, digital marketing, social media, product marketing, graphic design, conferences and events. Our marketing efforts are focused on promoting direct sales, inbound lead generation and brand building. We leverage online and offline marketing channels by sponsoring customer conferences, participating in trade shows, and using webinars, digital marketing and social media.

Customer Success

Once a customer contracts for the nCino Bank Operating System, we either directly or working with SIs, provide configuration and implementation services to assist the customer in the deployment of our solution. Configuration and implementation engagements typically range in duration from three to 18 months, depending on scope. For enterprise financial institutions, we generally work with SIs such as Accenture, Deloitte and PricewaterhouseCoopers. For regional financial institutions, we work with SIs such as West Monroe Partners, and for community banks we work with SIs such as Enforce or we perform configuration and implementation ourselves. Where we work with SIs, we generally field a small team of advisory consultants alongside the SIs to help ensure the success of the engagement.

We support our customers with 24/7 access to engineers and other technical support personnel, outcome based support offerings, release management, managed services and also offer technical support via online chat. To help our customers achieve success with the nCino Bank Operating System, we offer in-depth change management workshops, classroom and virtual end user and administrator training, consultative functionality adoption services and best practices. The nCino Customer Success Management team is the customer’s central touch point, whose primary job is to manage the long-term health and success of each customer.

Approximately 25,000 of our customers’ employees, representing over 95% of our financial institution customers utilizing our client onboarding, loan origination and/or deposit account opening applications, participate in our online nCino User Community. In this community, users can access over 5,500 product guides and technical documents, engage and share best practices with other users and nCino subject matter experts through over 25 unique user groups, suggest and vote for future product development ideas and access training videos, materials and product certifications.

Research and Development

Our research and development organization is responsible for the design, development and testing of the nCino Bank Operating System. We utilize Agile software development methodologies and industry best practices, such as continuous integration/continuous deployment, automated testing and distributed version control, to develop new functionality and enhance our existing solution. We provide opportunities for innovation through hackathons and new technology pilots, and we encourage customers to participate in our Product Design Programs to provide us with input on our product development roadmap. Our research and development spend was $22.2 million or 24% of total revenues in fiscal 2019.

Competition

The primary competition for our solution has historically been point solution vendors and, to a lesser extent, systems internally developed by financial institutions. We believe our ability to provide client onboarding, loan origination, deposit account opening, analytics and AI/ML on a single platform across commercial, small business and retail lines of business, our deep banking domain expertise, our reputation for high-quality professional services and customer support and the culture of our company distinguish us from our competition. We believe our success in growing our business will depend on our ability to demonstrate to financial institutions that our solution provides superior business outcomes to those of third party vendors or internally developed systems. In this regard, we are likely to be assessed on a number of factors, including:

•	breadth and depth of functionality;

•	ease of deployment, implementation and use;

•	total cost of ownership and return on investment;

•	level of customer satisfaction;

•	brand awareness and reputation;

•	cloud-based technology platform and pricing model;

•	quality of implementation and customer support services;

•	capability for configurability, integration and scalability;

•	domain expertise in banking technology;

•	security and reliability;

•	ability of our solution to support compliance with legal and regulatory requirements;

•	ability to innovate and respond to customer needs quickly; and

•	ability to integrate with third-party applications and systems.

We believe we compete favorably with respect to these factors but we expect competition to increase as existing competitors evolve their offerings and as new companies enter our market. Our ability to remain competitive will depend on our ongoing efforts in research and development, sales and marketing, professional services, customer support and our business operations generally. For additional information, see the section titled “Risk Factors—The markets in which we participate are intensely competitive and highly fragmented, and pricing pressure, new technologies or other competitive dynamics could adversely affect our business and results of operations.”

Intellectual Property

Our success depends in part on our ability to protect our core technology and innovations. We rely on federal, state, common law and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties. We seek patent protection for certain of our key innovations, protocols, processes and other inventions. We pursue the registration of our trademarks, service marks and domain names in the United States and in certain other locations. These laws, procedures and restrictions provide only limited protection and the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and still evolving. Furthermore, effective patent, trademark, copyright and trade secret protection may not be available in every country in which our products are available.

As of October 31, 2019, we had 12 issued U.S. patents as well as one patent application pending in the U.S. We file patent applications where we believe there to be a strategic technological or business reason to do so. Although we actively attempt to utilize patents to protect our technologies, we believe that none of our patents, individually or in the aggregate, are material to our business.

Employees

As of October 31, 2019, we had 823 full-time employees. Of these employees, 730 are based in the United States and 93 are based internationally. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We believe our employee relations are good and we have not experienced any work stoppages.

Facilities

Our headquarters are located in Wilmington, North Carolina where we occupy facilities encompassing approximately 147,000 square feet. Our leases range in expiration from November 2023 to July 2028 each with a right of renewal. We also have offices in Salt Lake City, Charlotte, London, Sydney, Melbourne, Toronto and Tokyo. All of our offices are leased and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of business. We are not presently party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors as of November 15, 2019.

Name	Age	Position(s)
Executive Officers
Pierre Naudé	61	President, Chief Executive Officer and Director
Sean Desmond	46	Chief Customer Success Officer
Joshua Glover	41	Chief Revenue Officer
Gregory Orenstein	50	Chief Corporate Development & Legal Officer and Secretary
Trisha Price	44	Chief Product Officer
David Rudow	51	Chief Financial Officer & Treasurer

Non-Employee Directors
Jeffrey Horing	55	Director
Spencer Lake	59	Director
Jeffrey Lunsford	53	Director
William Ruh	59	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and governance committee

The following are brief biographies describing the backgrounds of our executive officers and non-employee directors:

Executive Officers

Pierre Naudé played a key role in the founding of nCino in 2012 and has served as our Chief Executive Officer since February 2012, and as a member of our board of directors since inception. From October 2005 to its acquisition in February 2012, Mr. Naudé served as the Divisional President of S1 Corporation. Mr. Naudé served as Vice President and Managing Partner of Unisys, a global information technology company, from January 2004 to October 2005 and as Managing Partner from January 2000 to December 2003. Mr. Naudé holds a B.S. in Finance and Management from Upper Iowa University. As our President and Chief Executive Officer and one of the founders of the Company, we believe Mr. Naudé is qualified to serve on our board of directors due to his experience in all aspects of our business and his ability to provide an insider’s perspective in board discussions about the business and strategic direction of the Company. We believe that his experience gives him unique insights into our opportunities, challenges and operations.

Sean Desmond has served as our Chief Customer Success Officer since July 2013. Prior to joining nCino, Mr. Desmond held various positions from February 1999 to June 2013 at Informatica, an enterprise cloud data management provider, most recently serving as Vice President, Global Delivery from January 2012 to June 2013. Prior to that, Mr. Desmond served as a Business Analyst at Platinum Technologies, a database management software company, from August 1996 to January 1999. Mr. Desmond holds a B.B.A. in Business Administration from James Madison University.

Josh Glover has served as our Chief Revenue Officer since February 2019 and previously served as Executive Vice President, Americas from February 2017 to February 2019, Senior Vice President, Community and Regional Financial Institutions from December 2014 to January 2017 and a member of nCino’s professional services organization from November 2012 to December 2014. Prior to joining nCino, Mr. Glover served as a Relationship Manager at Live Oak Bank, a banking and financial services institution, from January 2012 to November 2012. Mr. Glover is a decorated combat veteran who led Marines throughout four combat deployments during a decade of service as a Marine Corps Special Operations and Infantry Officer. Mr. Glover is a graduate of the U.S. Naval Academy and holds an MBA from Duke University’s Fuqua School of Business.

Greg Orenstein has served as our Chief Corporate Development & Legal Officer and Secretary since December 2019 and previously served as our Executive Vice President Corporate Development, Chief Legal Officer & Secretary from October 2015 to November 2019. Prior to joining nCino, Mr. Orenstein was Of Counsel at the global law firm of DLA Piper from May 2014 to September 2015, and provided consulting services to various organizations, including nCino, from March 2012 to April 2014. Mr. Orenstein held various positions at S1 Corporation, a publicly traded provider of financial services software, most recently serving as Senior Vice President, Corporate Development, Chief Legal Officer and Secretary from April 2007 until it was acquired in February 2012. Mr. Orenstein holds a B.A. in Psychology from the University of Maryland and a J.D. from Emory University School of Law.

Trisha Price has served as our Chief Product Officer since August 2019 and previously served as our Executive Vice President, Product Development and Engineering from July 2016 to August 2019 and our Vice President, Product Development and Engineering from April 2016 to June 2016. Ms. Price previously held various positions at Primatics Financial, a financial technology company, serving as Head of Global Sales from December 2015 to April 2016, Vice President, West Coast Sales and Operations from November 2014 to December 2015, Vice President, Products from May 2013 to November 2014 and Director, Product Management from August 2009 to May 2013. Ms. Price also held various positions at Fannie Mae, a U.S. government-sponsored financial services company, serving as Director, Securities Accounting from May 2008 to June 2009 and as Senior Project Manager, Accounting Operations from June 2006 to May 2008. Ms. Price holds a B.S. in Mathematics and Mathematics Education from North Carolina State University and an ALM in Extension Studies; Software Engineering from Harvard University.

David Rudow has served as our Chief Financial Officer since October 2019. Prior to joining nCino, Mr. Rudow served as Senior Vice President, Finance at CentralSquare Technologies, a software company, from January 2018 to October 2019, where he was responsible for finance, treasury, facilities, M&A integration and analytic reporting. Mr. Rudow was a Senior Equity Analyst at Thrivent Asset Management, an asset management firm, from May 2007 to April 2017. Prior to that, Mr. Rudow held Senior Analyst positions at various investment banking and financial services firms, including Piper Jaffray, J.P. Morgan and Diamondback Capital. Mr. Rudow is also a Certified Public Accountant and previously served as a Senior Tax Associate at the global accounting and consulting firms KPMG in 1996 and PricewaterhouseCoopers from 1994 to 1996. Mr. Rudow holds a B.S. in Business Administration and Accounting from the University of Illinois, Chicago and an MBA in Finance and Accounting from the University of Chicago, Booth School of Business.

Non-Employee Directors

Jeffrey Horing has served on our board of directors since February 2015. Mr. Horing is a Managing Director of Insight Partners, a private equity and venture capital firm, which he co-founded in 1995. Prior to founding Insight Partners, Mr. Horing held various positions at Warburg Pincus and Goldman Sachs. Mr. Horing serves on the board of Alteryx, Inc., a position he has held since September 2014, as well as the boards of a number of private companies. Mr. Horing is also a member of the University of Pennsylvania’s School of Engineering board of overseers. Mr. Horing holds a B.S. and B.A. from University of Pennsylvania’s Moore School of Engineering and the Wharton School, respectively. He also holds an MBA from the M.I.T. Sloan School of Management. We believe Mr. Horing is qualified to serve on our board of directors because of his corporate finance and business expertise gained from his experience in the venture capital industry, including his time spent serving on boards of directors of various technology companies.

Spencer Lake has served on our board of directors since April 2017. Mr. Lake is currently a Director at Nivaura, a digital capital markets platform, a position he has held since September 2018. Mr. Lake has been a founding partner of Elements Ventures, a UK based financial technology venture capital firm, since May 2017. Mr. Lake also currently serves as a Senior Advisor to the International Capital Market Association, a financial services membership organization, a position he has held since May 2017. Mr. Lake also serves on the board of a number of private companies, including as Vice Chairman of Fenergo, a financial technology company, since July 2016 and Duco, a data quality platform company, since September 2018. Mr. Lake previously held various positions at HSBC, a banking and financial services company, serving as Vice Chairman, Global Banking and Markets and Group General Manager from March 2016 to September 2016, Global Head, Capital Financing from August 2013 to March 2016, Global Co-head, Global Markets from January 2011 to August 2013 and Global Head, Debt Capital Markets and Acquisition Finance from October 2006 to January 2011. Mr. Lake holds a B.B.A. in Finance and Marketing from Suffolk University, as well as an MBA in International Finance from NYU Stern School of Business. We believe Mr. Lake is qualified to serve on our board of directors based on his expertise in the financial services and technology industries.

Jeffrey Lunsford has served on our board of directors since January 2011. Mr. Lunsford is currently Chief Executive Officer and President of Tealium, an enterprise software company that offers a trusted customer data orchestration platform, a position he has held since January 2013. Mr. Lunsford also serves on the boards of a number of private companies. A former naval officer and aviator, Mr. Lunsford holds a B.S. in Information and Computer Sciences from Georgia Institute of Technology. We believe Mr. Lunsford is qualified to serve on our board of directors based on his experience in the technology industry.

William Ruh has served on our board of directors since May 2013. Mr. Ruh is currently President at Cairn Capital Management, a credit asset management firm, a position he has held since October 2016. Mr. Ruh also currently serves as President of Ruh Advisory, a financial services consulting firm, a position he has held since January 2005. Mr. Ruh previously served as Managing Principal of CCM Capital Opportunities Fund, a financial technology company focused on private equity, from November 2013 to December 2015. Prior to that, Mr. Ruh served as Managing Principal of Castle Creek Capital from January 1994 to November 2013, a venture capital and private equity firm, which he co-founded. Mr. Ruh also serves on the boards of a number of private companies and as the Chairman of the Board of the U.S. Sailing Foundation and as a board member of the U.S. Sailing Association. Mr. Ruh holds a B.S. in Marine Transportation from the State University of New York Maritime College and an MBA from the Duke University Fuqua School of Business. We believe Mr. Ruh is qualified to serve on our board of directors based on his expertise in the financial services and technology industries.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Corporate Governance

Classified Board of Directors

Upon the completion of this offering, our board of directors will consist of          members and be divided into three classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at the first annual meeting of stockholders to be held after the completion of this offering;

•	the Class II directors will be , and their terms will expire at the second annual meeting of stockholders to be held after the completion of this offering; and

•	the Class III directors will be , and their terms will expire at the third annual meeting of stockholders to be held after the completion of this offering.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our certificate of incorporation and bylaws to be in effect upon the completion of this offering will authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Provisions.”

Director Independence

In connection with this offering, we have applied to list our common stock on              . Under the rules of              , independent directors must comprise a majority of a listed company’s board of directors within a specified period after the completion of this offering. In addition, the rules of              require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the rules of             , a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that, with the exception of our Chief Executive Officer, Pierre Naudé and Jeffrey Horing, a member of our board of directors and a co-founder and managing director of Insight Partners, our largest stockholder, each member of our board of directors is an “independent director” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of             . In making these determinations, our board of directors reviewed and discussed information provided by the directors and by us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Leadership Structure

Our corporate governance guidelines provide that the roles of chairperson of the board and chief executive officer may be separated or combined. In the event that the roles are combined, our corporate

governance guidelines provide for the naming of a Lead Independent Director. Our board of directors has appointed              to serve as our Lead Independent Director. As Lead Independent Director,              will preside over periodic meetings of our independent directors, serve as liaison between the chairperson of our board of directors and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee prior to the completion of this offering, each of which will operate pursuant to a charter adopted by our board of directors and which will be effective prior to the consummation of this offering. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time. Following the completion of this offering, copies of the charters for each committee will be available on our website. Reference to our website does not constitute incorporation by reference of the information contained at or accessible through our website into this prospectus or the registration statement of which it forms a part.

Audit Committee

Our audit committee consists of             ,              and             , with             serving as the chairperson. Our board of directors has determined that each member of our audit committee is independent within the meaning of Rule 10A-3 under the Exchange Act. Our board of directors has also determined that              is an “audit committee financial expert” as defined by the applicable SEC rules.

Specific responsibilities of our audit committee will include:

•	overseeing our corporate accounting and financial reporting processes and our internal controls over financial reporting;

•	evaluating the independent public accounting firm’s qualifications, independence and performance;

•	engaging and providing for the compensation of the independent public accounting firm;

•	pre-approving audit and permitted non-audit and tax services to be provided to us by the independent public accounting firm;

•	reviewing our financial statements;

•	reviewing our critical accounting policies and estimates and internal controls over financial reporting;

•

establishing procedures for complaints received by us regarding accounting, internal accounting controls or auditing matters, including for the confidential anonymous submission of concerns by our employees, and periodically reviewing such procedures, as well as any significant complaints received, with management;

•	discussing with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly financial statements;

•	review and approve any transaction between us and any related person (as defined by the Securities Act) in accordance with the Company’s related party transaction approval policy; and

•	such other matters that are specifically designated to the audit committee by our board of directors from time to time.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable      listing standards.

Compensation Committee

Our compensation committee consists of            ,              and             , with              serving as the chairperson. Our board of directors has determined that each member of our compensation committee is independent under the              listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

Specific responsibilities of our compensation committee will include:

•

reviewing and recommending policies relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers;

•	evaluating the performance of the Chief Executive Officer and other senior officers in light of those goals and objectives;

•	setting compensation of the Chief Executive Officer and other senior officers based on such evaluations;

•	administering the issuance of options and other awards under our equity-based incentive plans;

•

reviewing and approving, for the Chief Executive Officer and other senior officers, employment agreements, severance agreements, consulting agreements and change in control or termination agreements; and

•	such other matters that are specifically designated to the compensation committee by our board of directors from time to time.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable              listing standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of             ,              and             , with             serving as the chairperson. Our board of directors has determined that each member of our nominating and corporate governance committee is independent under the applicable      listing standards.

Specific responsibilities of our nominating and corporate governance committee will include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding changes to the size and composition of our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	establishing procedures to exercise oversight of, and oversee the performance evaluation process of, our board of directors and management;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable              listing standards.

Code of Ethics and Business Conduct

We have adopted a code of conduct applicable to our principal executive, financial and accounting officers and all persons performing similar functions. Upon the effectiveness of the registration statement of which this prospectus forms a part, our code of conduct will be available on our principal corporate website at www.ncino.com. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of us or any of our subsidiaries. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Director Compensation

During fiscal 2019, none of our non-employee directors received retainers or equity awards with respect to service on our board of directors or any of its committees. Spencer Lake receives compensation for consulting services provided to the Company pursuant to a consulting agreement entered into between the Company and Mr. Lake in fiscal 2018. Under the consulting agreement, Mr. Lake receives an annual consulting fee of $30,000. In connection with this offering, we expect to adopt a formal non-employee director compensation program.

Fiscal 2019 Director Compensation Table

The following table sets forth information for the fiscal year ended January 31, 2019 regarding the compensation awarded to, earned by or paid to our non-employee directors. As noted above, the only compensation received by our non-employee directors was the consulting fee paid to Mr. Lake pursuant to the consulting agreement. Mr. Naudé’s compensation for fiscal 2019 is included with that of our other named executive officers above.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Spencer Lake	—	—	—	30,000	30,000

(1)

As of January 31, 2019, Mr. Lake held outstanding options with respect to 66,000 shares of our common stock. As of such date, none of our other non-employee directors held outstanding stock options or any other equity awards with respect to the Company.

(2)	Consists of consulting fees received by Mr. Lake pursuant to his consulting agreement with the Company.

Limitations on Director and Officer Liability and Indemnification

Our amended and restated certificate of incorporation that will become effective in connection with this offering will contain provisions that will limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our bylaws that will become effective in connection with this offering will require us to indemnify our directors and officers, and allow us to indemnify other employees and agents, to the fullest extent permitted by the DGCL. Subject to certain limitations and limited exceptions, our amended and restated certificate of incorporation will also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our amended and restated certificate of incorporation.

We believe that these provisions in our amended and restated certificate of incorporation, bylaws and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers and key employees. We also maintain directors’ and officers’ liability insurance. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

EXECUTIVE COMPENSATION

The following is a discussion of compensation arrangements of our named executive officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” (as defined in the JOBS Act), we are not required to include a Compensation Discussion and Analysis and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Overview

Our current executive compensation program is intended to align executive compensation with our business objectives and to enable us to attract, retain and reward executive officers who contribute to our long-term success. The compensation paid or awarded to our executive officers is generally based on the assessment of each individual’s performance compared against the business objectives established for the fiscal year as well as our historical compensation practices. New-hire executive officers’ compensation is primarily determined based on the negotiations of the parties as well as our historical compensation practices. For fiscal 2019, the material elements of our executive compensation program were base salary and an annual cash bonus. While we did not grant any equity awards during fiscal 2019, our executive compensation program also includes equity awards in the form of stock options and, beginning in fiscal 2020, restricted stock units.

Following this offering, we expect that our executive compensation program will evolve to reflect our status as a newly publicly-traded company, while still supporting our overall business and compensation objectives. Accordingly, the board of directors will establish a compensation committee to oversee our executive compensation program, which had previously been overseen by our board of directors. In addition, in connection with this offering, we have retained Radford, an independent executive compensation consultant, to help advise on our post-offering executive compensation program. This section provides a discussion of the compensation paid or awarded to our President & Chief Executive Officer and our two other most highly compensated executive officers serving as of January 31, 2019, the end of fiscal 2019. We refer to these individuals as our “named executive officers.” For fiscal 2019, our named executive officers were:

•	Pierre Naudé, President & Chief Executive Officer;

•	; and

•

Compensation of Named Executive Officers

Base Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our named executive officers are designed to reflect each executive officer’s scope of responsibility and accountability to us. Please see the “Salary” column in the Fiscal 2019 Summary Compensation Table for the base salary amounts received by each named executive officer in fiscal 2019.

Annual Cash Bonuses

We provide our senior leadership team with short-term incentive compensation through an annual cash bonus program. Annual bonus compensation holds executives accountable, rewards the executives based on actual business results and helps create a “pay for performance” culture. Our annual cash bonus program provides cash incentive award opportunities based on the achievement of performance goals established by our board of directors at the beginning of each fiscal year.

The payment of awards under the fiscal 2019 annual cash bonus program applicable to the named executive officers was subject to the attainment of goals relating to ACV, determined based on bookings from contracts entered into during the fiscal year, and Company-wide GAAP revenue, each weighted 50%.

Early in fiscal 2019, the board of directors established bonus targets for each participant in the annual bonus program, including each of the named executive officers. The fiscal 2019 bonus targets for Messrs. Naudé, and             were $             , $             and $             , respectively. Based on our fiscal 2019 performance, the board of directors awarded payouts under our annual cash bonus program in a total payout of     % of the target bonus opportunity. Please see the “Non-Equity Incentive Plan Compensation” column in the Fiscal 2019 Summary Compensation Table for the amount of annual bonuses paid to each named executive officer with respect to fiscal 2019.

Equity Awards

To further align the interests of our executive officers with the interests of our stockholders and to further focus our executive officers on our long-term performance, we have historically granted equity compensation in the form of stock options. Stock options generally vest in 25% annual increments on each of the first four anniversaries of the grant date, subject to the recipient’s continued employment through the applicable vesting date. In fiscal 2019, the board of directors did not award any equity awards to any of the named executive officers. Please see “Outstanding Equity Awards at Fiscal 2019 Year-End” for a summary of the outstanding equity awards held by each of the named executive officers as of fiscal 2019 year-end. The vesting of these stock options will not accelerate in connection with this offering.

In August 2019, the board of directors awarded             ,             and             restricted stock unit awards representing the right to receive             ,             and             shares of our common stock, respectively, upon vesting. These restricted stock units vest on the later of the satisfaction of a service-based vesting condition and the occurrence of a liquidity event. The service-based vesting requirement is satisfied with respect to 25% of the shares subject to the restricted stock unit award on each of the first four anniversaries of the grant date, subject to the recipient’s continued employment through the applicable service-based vesting date. In order for the award to vest, a liquidity event must occur prior to the seventh anniversary of the grant date. This offering will constitute a liquidity event, and, although the performance vesting condition will have been satisfied, the awards will remain subject to the service-based vesting conditions under the terms of the award agreements.

Fiscal 2019 Summary Compensation Table

The following table shows information regarding the compensation of our named executive officers for services performed in fiscal 2019.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Pierre Naudé, President & Chief Executive Officer	2019

	2019

	2019

(1)

Amount reported in this column for each named executive officer represents payouts under the Company’s annual cash bonus program based on performance with respect to goals relating to annual contract value, determined based on bookings from contracts entered into during the fiscal year, and Company-wide GAAP revenue, each weighted 50%.
(2)	Amount reported in this column for each named executive officer represents Company matching contributions under the Company’s 401(k) plan.

Outstanding Equity Awards at Fiscal 2019 Year-End

The following table presents information regarding the outstanding equity awards held by each of the named executive officers as of January 31, 2019. As of January 31, 2019, our named executive officers did not hold any equity awards other than stock options.

Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date

(1)	These options vest in 25% annual increments commencing on the first anniversary of the grant date, subject to the named executive officer’s continued employment through the applicable vesting date.

Additional Narrative Disclosure

Employment Agreements

During fiscal 2019, each of our named executive officers was subject to an employment agreement, setting forth the initial terms of the executive officer’s employment and the benefits payable upon certain qualifying terminations of employment. In connection with this offering, we expect to enter into new employment agreements with our executive officers, which will be summarized and filed in a subsequent filing.

In the event of a named executive officer’s termination due to death or disability, the named executive officer would be entitled to base salary through the date of termination and a pro-rata annual bonus for the year of termination, determined based on actual performance through the date of termination and budgeted performance thereafter, and pro-rated for the number of days employed by the Company during the year. In the event of a termination by the Company without cause or by the executive due to good reason, each as defined in the applicable employment agreement, the named executive officer would be entitled to (i) severance payments over a specified severance period equal to the base salary the named executive officer would have received during such severance period, (ii) a pro-rata annual bonus for the year of termination, determined based on actual performance through the date of termination and budgeted performance thereafter, and pro-rated for the number of days employed by the Company during the year and (iii) reimbursements for healthcare continuation coverage during the severance period, subject to earlier termination in the event the executive officer becomes eligible for health coverage from a subsequent employer or the executive officer’s spouse. The severance period is     -months for             ,             and             .

In addition, in the event that either (i) a named executive officer is employed by the Company as of a change in control of the Company or (ii) the named executive officer’s employment was terminated by the Company without cause or by the executive due to good reason within six-months prior to such change in control, any options or restricted stock awards held by the named executive officer will vest upon such change in control. This offering will not constitute a change in control for purposes of the employment agreements. In order to receive the severance benefits set forth in the employment agreement, the named executive officer is required to execute a release of claims in favor of the Company. Each of the named executive officers is subject to restrictive covenants relating to non-competition and non-solicitation of customers, which continue for     -months following a termination of employment.

401(k) Plan

The Company maintains a tax-qualified 401(k) savings plan which allows participants to defer eligible compensation up to the maximum amount allowed under Internal Revenue Service guidelines. The Company matches each employee’s contributions at 40% up to 6% of eligible compensation, up to applicable Internal Revenue Service limits.

Equity Compensation Plans

2019 Equity Incentive Plan

In 2019, our board of directors adopted the nCino, Inc. 2019 Equity Incentive Plan (the “2019 Incentive Plan”). In connection with this offering, our board of directors expects to adopt, and our current stockholders expect to approve, an amended and restated 2019 Incentive Plan to, among other items, increase the available shares under the 2019 Incentive Plan. The following summary describes what we expect to be the material terms of the 2019 Incentive Plan, as amended and restated. This summary is not a complete description of all provisions of the 2019 Incentive Plan and is qualified in its entirety by reference to the 2019 Incentive Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

The purpose of the 2019 Incentive Plan is to advance the interests of the Company and its stockholders by providing an incentive to attract, retain and reward persons performing services to the Company and its participating affiliates and subsidiaries and by motivating such persons to contribute to the growth and profitability of the Company and its participating affiliates and subsidiaries. The 2019 Incentive Plan provides for the grant of incentive stock options (within the meaning of Section 422 of the Code), nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares, performance units, cash-based awards and other-stock based awards. Only directors, employees and consultants who provide services to us, or to any parent, subsidiary or affiliate of ours, are eligible to receive such awards.

Stock Subject to the Plan. The number of shares reserved for issuance under the 2019 Incentive Plan is                 , plus an annual increase added on the first day of each calendar year, beginning with the calendar year ending December 31, 2021, and continuing until, and including, the calendar year ending December 31, 2030. The annual increase will be equal to             of the number of shares of common stock outstanding on the first day of such fiscal year             shares of our common stock or such lesser amount as is determined by our board of directors. Up to 9,000,000 shares of our common stock that may be issued under the 2019 Incentive Plan may be issued in satisfaction of incentive stock option awards.

To the extent an equity award granted under the 2019 Incentive Plan or the Company’s predecessor plan expires or otherwise terminates without having been exercised or settled in full, or is settled in cash, or the shares underlying an award are forfeited or repurchased by the Company for a price not exceeding the participant’s purchase price, the shares subject to such award will become available for future grant under the 2019 Incentive Plan. In addition, to the extent shares subject to an award are withheld to satisfy a participant’s tax withholding obligation upon the exercise or settlement of such award, are not issued upon the net settlement of a stock appreciation right or are withheld to pay the exercise price of a stock option, such shares will become available for future grant under the 2019 Incentive Plan.

As of             , our employees, directors and consultants hold outstanding stock options granted under the 2019 Incentive Plan for the purchase of up to             shares of our common stock, with             of those options vested as of such date, and outstanding restricted stock units with respect to shares of our common stock.

Plan Administration. Our compensation committee or a committee designated by our board of directors administers the 2019 Incentive Plan. If at any time our board of directors has not designated a committee to administer the 2019 Incentive Plan, then the plan will be administered by our board of directors. Subject to the terms of the 2019 Incentive Plan, our compensation committee will have the authority to determine the eligibility for awards and the terms, conditions, and restrictions, including vesting terms, the number of shares subject to an award, and any performance goals applicable to awards made under the 2019 Incentive Plan. The compensation committee also will have the authority, subject to the terms of the 2019 Incentive Plan, to construe and interpret the 2019 Incentive Plan and awards.

Participants. Employees, directors and consultants of the Company and our subsidiaries are eligible to participate in the 2019 Incentive Plan, if selected for participation by the plan administrator.

Stock Options and Stock Appreciation Rights. Our compensation committee may grant incentive stock options, nonstatutory stock options, and stock appreciation rights under the 2019 Incentive Plan, provided that incentive stock options are granted only to employees of the Company, a parent corporation or a subsidiary corporation. The exercise price of stock options and stock appreciation rights under the 2019 Incentive Plan will be determined by the compensation committee, but must equal to at least 100% of the fair market value of our common stock on the date of grant. The term of an option or stock appreciation right may not exceed ten years; provided, however, that an incentive stock option held by an employee who owns more than 10% of all of our classes of stock, or of certain of our affiliates, may not have a term in excess of five years, and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. Subject to the provisions of the 2019 Incentive Plan, the compensation committee will determine the remaining terms of the options and stock appreciation rights, including the number of shares subject to the award, vesting, and the nature of any performance measures. Upon a participant’s termination of service, the participant may exercise his or her option or stock appreciation right, to the extent vested (unless the compensation committee permits otherwise), as specified in the award agreement.

Stock Awards. Our compensation committee will decide at the time of grant whether an award will be in the form of restricted stock, restricted stock units, or other stock awards. The compensation committee will determine the terms of the awards, including the number of shares subject to the award, vesting, and the nature of any performance measures. Unless otherwise specified in the award agreement, the recipient of restricted stock will have voting rights and be entitled to receive dividends with respect to his or her shares of restricted stock. The recipient of restricted stock units will not have voting rights, but his or her award agreement may provide for the receipt of dividend equivalents. Any dividends or dividend equivalents paid with respect to restricted stock units will be subject to the same vesting conditions as the underlying awards. Our compensation committee may grant other stock awards that are based on or related to shares of our common stock, such as awards of shares of common stock granted as bonus and not subject to any vesting conditions or stock equivalent units.

Performance Awards. Our compensation committee will determine the value of any performance award, the vesting and nature of the performance measures, and whether the award is denominated or settled in cash or in shares of our common stock. The performance goals applicable to a particular award will be determined by our compensation committee at the time of grant.

Transferability of Awards. The 2019 Incentive Plan does not allow awards to be transferred other than by will or the laws of descent and distribution following the participant’s death.

Certain Adjustments. If any change is made in our common stock, without the receipt of consideration by us, such as through a merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split up, split-off, spin-off, combination of shares, exchange of shares, extraordinary dividend or other similar transaction, appropriate and proportionate adjustments will be made in the number, class and price of shares subject to each outstanding award and the number and kind of shares subject to the plan.

Change in Control. In the event we experience a change in control under the terms of the 2019 Incentive Plan, the plan administrator may provide for the cash settlement, vesting, assumption or substitution of outstanding awards, except that awards held by our non-employee directors will vest and become exercisable in full upon such change in control. This offering will not constitute a change in control under the plan.

Clawback. Awards granted under the 2019 Incentive Plan and any cash payment or shares of our common stock delivered pursuant to an award may be subject to forfeiture, recovery, or other action pursuant to the applicable award agreement or any clawback or recoupment policy that we may adopt. In addition, under the terms of the 2019 Incentive Plan, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, any participant who knowingly or through gross negligence engaged in misconduct, or who knowingly or through gross negligence failed to prevent misconduct, will reimburse the Company for (i) the amount of any payment in settlement of an award received by such participant during the 12-month period following the first public issuance or filing with the SEC of the financial document embodying such financial reporting requirement and (ii) any profits realized by such participant from the sale of securities of the Company during such 12-month period.

New Plan Benefits. The compensation committee has the discretion to grant awards under the 2019 Incentive Plan, and therefore it is not possible at the time of filing of this prospectus to determine future awards that will be received by our named executive officers or others under the 2019 Incentive Plan. Only directors, employees and consultants are eligible for consideration to participate in the 2019 Incentive Plan.

Amendment and Termination. Our compensation committee has the authority to amend or terminate the 2019 Incentive Plan, subject to any stockholder approval required by law or stock exchange rules.

2014 Omnibus Stock Ownership and Long-Term Incentive Plan

The following is a description of the material terms of the nCino, Inc. 2014 Omnibus Stock Ownership and Long-Term Incentive Plan (the “2014 Incentive Plan”). The summary below does not contain a complete description of all provisions of the 2014 Incentive Plan and is qualified in its entirety by reference to the plan, a copy of which will be included as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find Additional Information.”

The 2014 Incentive Plan was replaced by the 2019 Incentive Plan. The 2014 Incentive Plan governs outstanding awards granted prior to the adoption of the 2019 Incentive Plan, but no further awards will be granted pursuant to the 2014 Incentive Plan.

Authorized Shares. Under the 2014 Incentive Plan,             shares of our common stock were reserved for issuance, subject to adjustment for stock splits and other similar changes in capitalization. As of             , our employees, directors and consultants hold outstanding stock options granted under the 2014 Incentive Plan for the purchase of up to             shares of our common stock, with             of those options vested as of such date. No other equity awards are outstanding under the 2014 Incentive Plan as of such date.

Plan Administration. Our board of directors, or a committee appointed by our board of directors, administers the 2014 Incentive Plan. Subject to the provisions of our 2014 Incentive Plan, the plan administrator has the authority to, among other things, construe and interpret the 2014 Incentive Plan and all awards granted thereunder, to define the terms used in the 2014 Incentive Plan and award agreements thereunder, to prescribe, amend and rescind the rules, regulations and policies relating to the 2014 Incentive Plan and to make all determinations necessary or advisable for the administration of the 2014 Incentive Plan.

Participants. Employees, directors and consultants of the Company and our subsidiaries are eligible to participate in the 2014 Incentive Plan, if selected for participation by the plan administrator.

Types and Terms of Awards. Under the 2014 Incentive Plan, we were authorized to grant stock options, restricted stock, long-term incentive compensation units, and stock appreciation rights. Stock options and stock appreciation rights may not be exercised beyond a ten-year term (or such shorter period as required with respect to incentive stock options held by certain holders). The terms of the awards are specified in an underlying award agreement approved by the plan administrator.

Termination of Employment. The terms relating to exercise, cancellation, other disposition, forfeiture, satisfaction of performance measures, termination of restriction periods or termination of performance periods upon termination of employment with or service to the Company, whether by reason of disability, cause, retirement, death or other termination, are set forth in the underlying award agreement approved by the plan administrator.

Certain Adjustments. Under the terms of the 2014 Incentive Plan, the number of shares subject to outstanding awards and the exercise or base prices of those awards are subject to adjustment in the event of certain changes in our capital structure, reorganizations and other extraordinary events.

Change in Control. In the event we experience a change in control under the terms of the 2014 Incentive Plan, the plan administrator may provide for the vesting of outstanding options. This offering will not constitute a change in control under the plan.

Amendment and Termination. The board of directors may, at any time, amend or terminate the 2014 Incentive Plan as it shall deem advisable, subject to stockholder approval for changes to the number of shares available under the 2014 Incentive Plan or changes to the eligibility provisions. No amendment may adversely affect the rights of a holder of an outstanding award without the consent of such holder.

Employee Stock Purchase Plan

In connection with this offering, our board of directors expects to adopt, and our current stockholders expect to approve the ESPP to be effective upon the completion of this offering. The following summary describes what we expect to be the material terms of the ESPP. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Generally, all of our employees (including those of our consolidated subsidiaries, other than those subsidiaries excluded from participation by our board of directors or compensation committee) are eligible to participate in the ESPP. The ESPP permits employees to purchase our common stock through payroll deductions during     -month offering periods, with the first offering period scheduled to begin on             . Participants may authorize payroll deductions of a specific percentage of compensation of up to     %, with such deductions being accumulated for     -month purchase periods beginning on the first business day of each offering period and ending on the last business day of each offering period. Under the terms of the ESPP, the purchase price per share with respect to an offering period will equal the lesser of (i) 85% of the fair market value of a share of our common stock on the first business day of such offering period and (ii) 85% of the fair market value of a share of our common stock on the last business day of such offering period, although the compensation committee has discretion to change the purchase price with respect to future offering periods, subject to the terms of the ESPP. No employee may participate in an offering period if the employee owns 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries. No participant may purchase more than             shares of our common stock during any offering period.

            shares of our common stock, subject to adjustment for stock splits, stock dividends or other changes in our capital stock, initially may be issued under the ESPP. Subject to the adjustment provisions contained in the ESPP, the maximum number of shares of our common stock available under the ESPP will automatically increase on the first trading day in January of each calendar year, commencing January 2021, by an amount equal to the lesser of     % of the shares of our common stock issued and outstanding on December 31 of the immediately preceding calendar year,             shares of our common stock or such lesser amount as is determined by our board of directors. The number of shares available under the ESPP will be subject to adjustment in the event of certain changes in our capital structure, reorganizations and other extraordinary events.

The ESPP will be administered by the compensation committee or a designee of the compensation committee. The ESPP may be amended by our board of directors or the compensation committee but may not be amended without prior stockholder approval to the extent required by Section 423 of the Code. The ESPP shall continue in effect until the earlier of (i) the termination of the ESPP by our board of directors or the compensation committee pursuant to the terms of the ESPP and (ii) the ten-year anniversary of the effective date of the ESPP, with no new offering periods commencing on or after such ten-year anniversary.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed in the section titled “Executive Compensation,” we describe below the transactions since February 1, 2017 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Equity Financings

We sold shares of our common stock to entities affiliated with Salesforce in transactions in July 2017, January 2018 and September 2019 for an aggregate purchase price of approximately $81.0 million.

In addition, certain holders of more than 5% of our capital stock acquired shares from selling stockholders, including certain of our directors and officers, pursuant to the tender offer as described below under “—Tender Offer.”

Tender Offer

Shares of our common stock have been the subject of two tender offers. The first was conducted by Insight Partners in January 2017 (the “January 2017 Tender Offer”) and the second was conducted by each of Insight Partners, Wellington and Bessemer Venture Partners (“Bessemer”) in July 2018 (the “July 2018 Tender Offer”). In connection with the January 2017 Tender Offer, Insight Partners acquired 23,796,085 shares of our common stock from selling stockholders, including certain of our directors and officers, at a purchase price of $8.00 per share, and in connection with the July 2018 Tender Offer, Wellington acquired 3,125,000 shares of our common stock, Bessemer acquired 1,562,500 shares of our common stock and Insight Partners acquired 551,382 shares of our common stock from selling stockholders, including certain of our directors and officers, at a purchase price of $16.00 per share.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, dated as February 12, 2015, as amended (“IRA”), which provides, among other things, that such investors party thereto have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Transactions with Salesforce

Salesforce, a software solution provider for the Company, is also an equity holder in the Company. Total expenses related to the Salesforce Agreement were approximately $25.0 million since the beginning of fiscal 2018. For a description of the Salesforce Agreement and other information, see “Risk Factors—Fundamental elements of the nCino Bank Operating System are built on the Salesforce Platform and we rely on our agreement with Salesforce to provide our solution to our customers” and “Business—Our Relationship with Salesforce”.

The Company also purchases services from Salesforce to assist in managing the sales cycle, customer relationship management and other internal business functions. Total payments to Salesforce for these services were less than $1.0 million for each of fiscal 2019 and 2018, respectively, and less than $1.0 million was in prepaid expenses and other current assets at each of January 31, 2019 and 2018.

Employment Arrangement with an Immediate Family Member of our President, Chief Executive Officer and Director

Corinne Naudé is a Sales Account Executive and the daughter-in-law of Pierre Naudé, our President and Chief Executive Officer. Her total compensation for fiscal 2018 and 2019 was approximately $267,269 and $248,204, respectively.

Indemnification of Directors and Executive Officers

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our bylaws will require us to indemnify our directors to the fullest extent not prohibited by DGCL. Subject to very limited exceptions, our bylaws will also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Management— Limitations on Director and Officer Liability and Indemnification.”

Policies and Procedures for Related Party Transactions

Our audit committee has the primary responsibility for the review, approval and oversight of any “related party transaction,” which is any transaction, arrangement or relationship (or series of similar transactions, arrangements or relationships) in which we are, were or will be a participant and the amount involved exceeds $120,000, and in which the related person has, had or will have a direct or indirect material interest. We intend to adopt a written related party transaction policy to be effective upon the completion of this offering. Under our related party transaction policy, our management will be required to submit any related person transaction not previously approved or ratified by our audit committee to our audit committee. In approving or rejecting the proposed transactions, our audit committee will take into account all of the relevant facts and circumstances available.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of November 15, 2019 and as adjusted to reflect the sale of our common stock offered by us in this offering for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of November 15, 2019, through the exercise of any option, warrant or other right. In computing the percentage beneficial ownership of a person, common stock not outstanding and subject to options, warrants or other rights held by that person that are currently exercisable or exercisable within 60 days of November 15, 2019 are deemed outstanding for purposes of calculating the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person. Subject to the foregoing, percentage of beneficial ownership is based on 81,366,939 shares of common stock outstanding as of November 15, 2019. Percentage of beneficial ownership after this offering (assuming no exercise of the underwriters’ option to purchase additional shares) also assumes the issuance and sale by us of              shares of common stock in this offering.

To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o nCino, Inc., 6770 Parker Farm Drive, Wilmington, North Carolina 28405.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned Before and After this Offering	Percentage of Common Stock Beneficially Owned Before this Offering		Percentage of Common Stock Beneficially Owned After this Offering
Directors and Named Executive Officers:
Pierre Naudé(1)	1,015,000	1.2%		%
Jeffrey Horing(4)	35,648,951	43.8
Spencer Lake(2)	—	—
Jeffrey Lunsford	400,000		*
William Ruh	349,951		*
All executive officers and directors as a group (10 persons)(3)	38,486,540	47.2
5% Stockholders:
Entities affiliated with Insight Partners(4)	35,648,951	43.8
Entities affiliated with Salesforce(5)	10,760,469	12.9
Entities affiliated with Wellington Management(6)	7,715,323	9.5

*	Indicates beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)

Consists of (a) 765,000 shares of common stock held by Mr. Naudé, and (b) 250,000 shares of common stock issuable upon exercise of options held by Mr. Naudé that are vested and exercisable as of November 15, 2019 or will become vested and exercisable within 60 days of such date.

(2)	Excludes of 24,250 shares underlying performance-based options held by Mr. Lake that vest within 60 days of November 15, 2019 only to the extent the performance criteria are satisfied.
(3)

Consists of (a) 37,244,800 shares of common stock beneficially owned by our directors and five current executive officers, and (b) 1,241,740 shares of common stock issuable upon exercise of options held by our directors and five current executive officers that are vested and exercisable as of November 15, 2019 or will become vested and exercisable within 60 days of such date.

(4)

Consists of (i) 12,562,994 shares held of record by Insight Venture Partners IX, L.P.; (ii) 6,242,246 shares held of record by Insight Venture Partners (Cayman) IX, L.P.; (iii) 1,331,048 shares held of record by Insight Venture Partners (Delaware) IX, L.P.; (iv) 250,770 shares held of record by Insight Venture Partners IX (Co-Investors), L.P.; (v) 4,419,910 shares held of record by Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P.; (vi) 4,021,314 shares held of record by Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.; (vii) 3,553,351 shares held of record by Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P. and (viii) 3,267,318 shares held of record by Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P. Insight Holdings Group, LLC (“Holdings”) is the sole shareholder of each of Insight Venture Associates IX, Ltd. (“IVA IX Ltd”) and Insight Venture Associates Growth-Buyout Coinvestment, Ltd. (“IVA GBCF Ltd”). IVA IX Ltd is the general partner of Insight Venture Associates IX, L.P. (“IVA IX LP”), which is the general partner of Insight Venture Partners IX, L.P., Insight Venture Partners (Cayman) IX, L.P., Insight Venture Partners (Delaware) IX, L.P. and Insight Venture Partners IX (Co-Investors), L.P. (collectively “Fund IX”). IVA GBCF Ltd is the general partner of Insight Venture Associates Growth-Buyout Coinvestment, L.P. (“IVA GBCF LP”), which is the general partner of Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P. and Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P. (collectively “GBCF”). Each of Jeffrey L. Horing, Deven Parekh, Peter Sobiloff, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Holdings. Because Messrs. Horing, Parekh, Sobiloff, Lieberman and Triplett are members of the board of managers of Holdings, Holdings is the sole shareholder of each of IVA IX Ltd and IVA GBCF Ltd, IVA IX LP is the general partner of Fund IX and IVA GBCF LP is the general partner of GBCF, Messrs. Horing, Parekh, Sobiloff, Lieberman and Triplett may be deemed to share voting and dispositive power over the shares noted above. Mr. Horing, a member of our board of directors, disclaims beneficial ownership of the shares held of record by each of Fund IX and GBCF, except to the extent of his pecuniary interest therein, if any. The address for these entities is c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, NY 10036.

(5)

Consists of 10,760,469 shares of common stock held by Salesforce Ventures LLC (“Salesforce Ventures”). Salesforce may be deemed to have sole power to vote or dispose of the shares held by Salesforce Ventures. The address of Salesforce and Salesforce Ventures is Salesforce Tower, 415 Mission Street, 3rd Floor, San Francisco, California 94105.

(6)

Wellington Management Company LLP is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and is an indirect subsidiary of Wellington Management Group LLP. Wellington Management Company LLP and Wellington Management Group LLP may each be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the shares indicated in the table, all of which are held of record by the entity named in the table or a nominee on its behalf. The business address of the entity named in the table is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210. The business address of Wellington Management Company LLP and Wellington Management Group LLP is 280 Congress Street, Boston, Massachusetts 02210.

DESCRIPTION OF CAPITAL STOCK

This section contains a description of our capital stock and the material provisions of our amended and restated certificate of incorporation and bylaws that will be in effect upon the completion of this offering and is qualified by reference to the forms of our amended and restated certificate of incorporation and our bylaws filed as exhibits to the registration statement relating to this prospectus, and by the applicable provisions of Delaware law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize              shares of common stock, $0.0005 par value per share, and              shares of undesignated preferred stock, $0.001 par value per share, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

As of October 31, 2019, there were outstanding 81,366,689 shares of our common stock, held by approximately 352 stockholders of record, and 9,739,698 shares of our common stock issuable upon exercise of outstanding stock options and restricted stock units. As of October 31, 2019, there were no outstanding shares of our preferred stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for more information.

Voting Rights

The holders of our common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated certificate of incorporation and bylaws that will be in effect upon completion of this offering will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Stock Options

As of October 31, 2019, we had outstanding options to purchase an aggregate of 7,873,072 shares of our common stock, with a weighted-average exercise price of $5.04 per share, pursuant to our equity incentive plans.

Registration Rights

Following the completion of this offering, the holders of an aggregate of             shares of our common stock, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. These shares are referred to as registrable securities. These rights are provided under the terms of our IRA, which registration rights include demand registration rights, Form S-3 registration rights and piggyback registration rights. All fees, costs and expenses incurred in connection with the registration of registrable securities, including reasonable fees and disbursements of one special counsel to the selling stockholders, will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate upon the fifth anniversary of the completion of this offering. See the section titled “Certain Relationships and Related Party Transactions—Investors Rights Agreement” for additional information regarding the IRA.

Anti-Takeover Provisions

The provisions of the DGCL, our amended and restated certificate of incorporation and our bylaws to be in effect following this offering could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an

“interested stockholder” for a three-year period following the date that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and our bylaws will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:

Board Vacancies

Our amended and restated certificate of incorporation and bylaws will authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Classified Board

Our amended and restated certificate of incorporation and bylaws will provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. See the section titled “Management—Corporate Governance—Classified Board of Directors” for additional information.

Directors Removed Only for Cause

Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

Supermajority Requirements for Amendments of Our Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation will further provide that the affirmative vote of holders of at least two-thirds of the voting power of our outstanding common stock will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the classified board, the size of the board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock. The affirmative vote of holders of at least two-thirds of the voting power of our outstanding common stock will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

Stockholder Action; Special Meetings of Stockholders

Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Our amended and restated certificate of incorporation and our bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our chief executive officer, our president or the lead independent director, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. To be timely, a stockholder’s notice generally must be delivered to us not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders. Our bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. With respect to nominations of persons for election to our board of directors, the notice shall provide information about the nominee, including, among other things, name, age, address, principal occupation, ownership of our capital stock and whether they meet applicable independence requirements. With respect to the proposal of other business to be considered by our stockholders at an annual meeting, the notice shall provide a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting and any material interest in such business by such stockholder and any beneficial owners and associated persons on whose behalf the notice is made, or the proposing persons. In addition, a stockholder’s notice must set forth certain information related to the proposing persons, including, among other things:

•	the name and address of the proposing persons;

•	information as to the ownership by the proposing persons of our capital stock and any derivative interest or short interest in any of our securities held by the proposing persons;

•	information as to any material relationships and interest between the proposing persons and us, any of our affiliates and any of our principal competitors;

•

a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to propose such nomination or business; and

•

a representation whether the proposing persons intend or are part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the nominee or carry the proposal.

These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and bylaws will not provide for cumulative voting.

Issuance of Undesignated Preferred Stock

We anticipate that after the filing of our amended and restated certificate of incorporation, our board will have the authority, without further action by the stockholders, to issue up to              shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf under Delaware law, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the Delaware General Corporation Law, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be             .

Exchange Listing

We intend to apply to list our common stock on              under the symbol “NCNO.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of our common stock or the availability of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number shares of our common stock outstanding as of              , and assuming no exercise of outstanding options after such date, we will have a total of shares of common stock outstanding.

Of those outstanding shares,              shares of common stock sold in the offering will be freely tradeable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding common stock will be, and shares subject to outstanding options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our executive officers, directors and holders of substantially all of our equity securities are subject to lock-up agreements under which they have agreed, subject to specific exceptions, not to sell any of our equity securities for 180 days following the date of this prospectus. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus (subject to the terms of the lock-up and market standoff agreements described below),              additional shares will become eligible for sale in the public market, of which              shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our directors and officers and holders of substantially all of our equity securities have agreed or will agree prior to the effective date of the registration statement of which this prospectus is a part, subject to certain exceptions, not to offer, pledge sell, contract to sell, transfer, lend or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the Representatives, on behalf of the underwriters. These agreements are described below under the section titled “Underwriting.”

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of our common stock that does not exceed the greater of:

•	1% of the number of our common stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our common stock made in reliance upon Rule 144 by our affiliates or persons selling our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Following the completion of this offering, the holders of an aggregate of              shares of our common stock, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. These shares are referred to as registrable securities. These rights are provided under the terms of our IRA, which registration rights include demand registration rights, Form S-3 registration rights and piggyback registration rights. All fees, costs and expenses incurred in connection with the registration of registrable securities, including reasonable fees and disbursements of one special counsel to the selling stockholders, will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate upon the fifth anniversary of the completion of this offering.

Demand Registration Rights

Under the terms of the IRA, if we receive a written request, at any time after 180 days following the effective date of this offering, from the holders of at least a majority of the registrable securities then outstanding that we file a registration statement under the Securities Act covering the registration of registrable securities and if the aggregate price to the public of the shares offered is at least $15.0 million, then we will be required to file as soon as practicable, and in any event no later than 60 days following such request, a registration statement covering all registrable securities requested to be registered for public resale. We may defer the filing of a registration statement for up to 60 days once in any 12-month period if our board of directors determines that the filing would be seriously detrimental to us and our stockholders. We are not required to effect a demand registration under certain additional circumstances specified in the IRA, including at any time during the 180-day period after the effective date of this offering.

Form S-3 Registration Rights

The holders of at least 20% of the then registrable securities can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $3.0 million. Upon such a request, we would be required to file as soon as practicable, and in any event no later than 45 days following such a request, a registration statement covering all registrable securities requested to be registered for public resale. We are not required to file a registration on Form S-3 if we have filed two registrations on Form S-3 in the preceding 12-month period and may postpone the filing of a registration statement on Form S-3 for up to 60 days twice in any 12-month period if our board of directors determines that the filing would be seriously detrimental to us and our stockholders. We are not required to file a registration statement on Form S-3 under certain additional circumstances specified in the IRA.

Piggyback Registration Rights

If we register any of our securities for public sale, each holder of registrable securities has a right to request the inclusion of any then-outstanding registrable securities held by them on our registration statement. However, this right does not apply to a registration relating solely to employee benefit plans, a corporate reorganization or stock issuable upon conversion of debt securities. The Company has the right to terminate or withdraw any registration, whether or not any registrable securities has been elected to be included. If the underwriters of any underwritten offering determine in their reasonable discretion to limit the number of registrable securities to be included in such underwritten offering, the number of registrable securities to be registered will be apportioned pro rata among such holders, based on the number of registrable securities held by each holder. However, the number of registrable securities to be registered cannot be reduced unless all other securities are first entirely excluded from the underwriting.

Form S-8 Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the effectiveness of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Equity Compensation Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of material U.S. federal income tax consequences of the ownership and disposition of shares of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below). This summary is based upon provisions of the Code and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

A “non-U.S. holder” means a beneficial owner of shares of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (as defined under the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not address the Medicare tax on certain net investment income, U.S. federal gift or estate tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address the U.S. federal income tax consequences applicable to non-U.S. holders that are subject to special treatment under the U.S. federal income tax laws, including (without limitation) former citizens or long-term residents of the United States, foreign pension funds, “controlled foreign corporations,” “passive foreign investment companies,” financial institutions, insurance companies, regulated investment companies, real estate investment trusts, mutual funds, broker-dealers, traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our common stock, persons who hold our common stock as “qualified small business stock” within the meaning of Section 1202 of the Code, persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction or integrated investment, persons subject to the alternative minimum tax, persons who acquired our common stock through stock options or in other compensatory transactions or partnerships or other pass-through entities for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock should consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH

RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL GIFT OR ESTATE TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions

Distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a nontaxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. Please read “—Sales or other Taxable Dispositions.” Subject to the withholding rules discussed below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA” and with respect to effectively connected dividends, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate, and the non-U.S. holder will be required to update such forms and certifications from time to time as required by law. A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

If dividends paid to a non-U.S. holder are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from the U.S. withholding tax described above, provided the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption, and the non-U.S. holder will be required to update such forms and certifications from time to time as required by law. Any such effectively connected dividends generally will be taxed on a net income basis at the rates and in the manner generally applicable to U.S. persons (as defined under the Code). If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at a 30% rate (or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Sales or other Taxable Dispositions

Subject to the discussion below under “—Backup Withholding and Information Reporting”, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition on a net income tax basis at the U.S. federal income tax rates applicable to U.S. citizens, nonresident aliens or domestic corporations, as applicable. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” (“USRPHC”) if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not currently and will not become a USRPHC, and the remainder of this discussion assumes this is the case. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. If we are or become a USRPHC, however, so long as our common stock is regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs, only a non-U.S. holder who actually or constructively holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the sale or other disposition of our common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through the office of a broker generally will be subject to information reporting and backup withholding (currently at the rate of 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person who is not an exempt recipient under the Code and applicable Treasury regulations.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (2) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E) and provides certain information with respect to such United States owners; or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to gross proceeds from a sale or other disposition of our common stock, which may be relied upon by taxpayers until final regulations are issued. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL GIFT AND ESTATE TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

BofA Securities, Inc. and Barclays Capital Inc., are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Barclays Capital Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to              shares offered by this prospectus for sale to             . If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, our executive officers and directors and substantially all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the Representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly;

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The Representatives in their sole discretion, may release the common stock subject to the lockup agreements in whole or in part at any time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or directors, the Representatives will notify us of the impended release or waiver and we have agreed to announce the impending release or waiver in accordance with applicable FINRA rules (which may include by press release through a major news service), except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Exchange Listing

We intend to apply to list our common stock on              under the symbol “NCNO.”

Pricing of the Offering

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the              , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. In addition, certain affiliates of the representatives are our customers and we have agreements with them in such capacity.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no offer of shares may be made to the public in that Member State other than:

a.	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

b.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the securities were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notification under Section 309B of the Securities and Futures Act, Chapter 289 of Singapore: The securities are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Certain legal matters with respect to U.S. federal law in connection with this offering will be passed upon for us by Sidley Austin LLP. Certain legal matters related to this offering will be passed upon for the underwriters by Ropes & Gray LLP.

EXPERTS

The consolidated financial statements of nCino, Inc. at January 31, 2019 and 2018, and for each of the two years in the period ended January 31, 2019, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.ncino.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

NCINO, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of nCino, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of nCino, Inc. (the Company) as of January 31, 2019 and 2018, the related consolidated statements of comprehensive loss, stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2016.

Raleigh, North Carolina

November 15, 2019

nCino, Inc.

CONSOLIDATED BALANCE SHEETS

As of January 31, 2019 and 2018

(In thousands, except share and per share data)

	2019	2018
Assets
Current Assets
Cash and cash equivalents	$74,347	$80,676
Accounts receivable, less allowance for doubtful accounts of $123 and $20 at January 31, 2019 and 2018, respectively	25,495	15,410
Accounts receivable, related parties	4,334	8,891
Prepaid expenses and other current assets	4,991	4,030

Total current assets	109,167	109,007

Property and equipment, net	10,406	3,786
Other long-term assets	393	174

Total assets	$119,966	$112,967

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$1,219	$844
Accounts payable, related parties	2,224	1,443
Accrued commissions	5,164	3,324
Other accrued expenses	2,694	897
Deferred revenue, current portion	41,108	28,428

Total current liabilities	52,409	34,936
Deferred rent	696	—
Deferred revenue, net of current portion	825	17

Total liabilities	53,930	34,953

Commitments and Contingencies (Notes 6, 12, 13, and 15)

Stockholders’ Equity
Preferred stock, $0.001 par value; 1,000,000 shares authorized and none issued and outstanding	—	—
Voting common stock, $0.0005 par value; 89,708,247 shares authorized as of January 31, 2019 and 2018; 70,186,189 and 67,340,707 shares issued and outstanding as of January 31, 2019 and 2018, respectively	35	33
Non-voting common stock, $0.0005 par value; 10,291,753 shares authorized as of January 31, 2019 and 2018; 5,701,435 shares issued and outstanding as of January 31, 2019 and 2018	3	3
Additional paid in capital	170,771	160,418
Accumulated other comprehensive (loss) income	(21)	6
Accumulated deficit	(104,752)	(82,446)

Total stockholders’ equity	66,036	78,014

Total liabilities and stockholders’ equity	$119,966	$112,967

See Notes to Consolidated Financial Statements.

nCino, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Fiscal Years Ended January 31, 2019 and 2018

(In thousands, except share and per share data)

	2019	2018
Revenues
Subscription and support	$64,458	$38,048
Professional services and other	27,076	20,094

Total revenues	91,534	58,142
Cost of Revenues
Subscription and support	19,995	12,581
Professional services and other	26,456	17,890

Total cost of revenues	46,451	30,471

Gross profit	45,083	27,671

Operating Expenses
Sales and marketing	31,278	20,954
Research and development	22,230	16,559
General and administrative	14,791	8,933

Total operating expenses	68,299	46,446

Loss from operations	(23,216)	(18,775)
Non-operating Income (Expense)
Interest income	1,193	260
Other	(89)	(24)

Loss before income tax expense	(22,112)	(18,539)
Income tax expense	194	50

Net loss	(22,306)	(18,589)
Other Comprehensive Income (Loss)
Foreign currency translation	(27)	6

Comprehensive loss	$(22,333)	$(18,583)

Net loss per share:
Basic and diluted	$(0.30)	$(0.27)

Weighted average number of common shares outstanding:
Basic and diluted	74,593,709	68,290,570

See Notes to Consolidated Financial Statements.

nCino, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Fiscal Years Ended January 31, 2019 and 2018

(In thousands, except share data)

	Voting Common Stock		Non-voting Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance, January 31, 2017	56,311,950	$28	10,291,754	$5	$86,458	$—	$(63,857)	$22,634
Conversion of non-voting common stock to voting common stock	4,590,319	2	(4,590,319)	(2)	—	—	—	—
Stock issuance, net of issuance costs of $109	5,743,054	3	—	—	69,193	—	—	69,196
Exercise of stock options	695,384	—	—	—	941	—	—	941
Stock-based compensation	—	—	—	—	3,826	—	—	3,826
Other comprehensive income	—	—	—	—	—	6	—	6
Net loss	—	—	—	—	—	—	(18,589)	(18,589)

Balance, January 31, 2018	67,340,707	33	5,701,435	3	160,418	6	(82,446)	78,014
Exercise of stock options	2,845,482	2	—	—	6,258	—	—	6,260
Stock-based compensation	—	—	—	—	4,095	—	—	4,095
Other comprehensive loss	—	—	—	—	—	(27)	—	(27)
Net loss	—	—	—	—	—	—	(22,306)	(22,306)

Balance, January 31, 2019	70,186,189	$35	5,701,435	$3	$170,771	$(21)	$(104,752)	$66,036

See Notes to Consolidated Financial Statements.

nCino, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Years Ended January 31, 2019 and 2018

(In thousands)

	2019	2018
Cash Flows from Operating Activities
Net Loss	$(22,306)	$(18,589)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,458	970
Stock-based compensation	4,095	3,826
Provision for (recovery of) bad debts	103	(329)
Change in operating assets and liabilities:
Increase in accounts receivable	(5,655)	(12,431)
Increase in prepaid expenses and other assets	(1,185)	(2,124)
Increase in accounts payable and accrued expenses	4,703	1,921
Increase in deferred rent	695	—
Increase in deferred revenue	13,503	10,798

Net cash used in operating activities	(4,589)	(15,958)

Cash Flows from Investing Activities
Purchase of property and equipment	(7,965)	(2,837)

Net cash used in investing activities	(7,965)	(2,837)

Cash Flows from Financing Activities
Proceeds from stock issuance	—	69,305
Stock issuance costs	—	(109)
Exercise of stock options	6,260	941

Net cash provided by financing activities	6,260	70,137

Effect of foreign currency exchange rate changes on cash and cash equivalents	(35)	12

Net (decrease) increase in cash and cash equivalents	(6,329)	51,354
Cash and Cash Equivalents, beginning of period	80,676	29,322

Cash and Cash Equivalents, end of period	$74,347	$80,676

Supplemental disclosure of cash flow information
Cash paid during the year for taxes	$42	$—

Supplemental disclosure of noncash investing and financing activities
Purchase of property and equipment, accrued but not paid	$118	$—

See Notes to Consolidated Financial Statements.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 1. Organization and Description of Business

Description of Business: nCino, Inc. (“nCino” or the “Company”) is a software-as-a-service (“SaaS”) company headquartered in Wilmington, North Carolina, that provides software applications to financial institutions to streamline customer and employee interactions.

The Company was organized as a North Carolina limited liability company named BANKR, LLC on December 13, 2011. On April 3, 2012, the Company was renamed nCino, LLC. The Company was re-incorporated in the State of Delaware on December 18, 2013.

On September 27, 2016, the Company created a wholly-owned subsidiary called nCino GBU, Inc. to facilitate an agreement with a customer. nCino GBU, Inc. was dissolved on August 14, 2018.

During the fiscal year ended January 31, 2018, the Company created wholly-owned subsidiaries nCino APAC PTY Ltd, nCino Canada, Inc., and nCino Global Ltd in Australia, Canada, and the United Kingdom, respectively, to expand to North America, Asia Pacific, and Europe.

Fiscal Year End: The Company’s fiscal year ends on January 31.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation: These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP) as set forth in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The consolidated financial statements include accounts of the Company’s wholly-owned subsidiaries after elimination of intercompany accounts and transactions. The Company is subject to the normal risks associated with technology companies that have not demonstrated sustainable income from operations, including product development, the risk of customer acceptance and market penetration of its products and services and, ultimately, the need to attain profitability to generate positive cash resources.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by the Company’s management are used for, but not limited to, revenue recognition, the valuation allowance on deferred tax assets and stock-based compensation. The Company assesses these estimates on a regular basis; however, actual results could differ from those estimates.

Revenue Recognition: The Company uses the revenue recognition guidance established by ASC 605, Revenue Recognition. The Company derives its revenue from two sources:

•

Subscription services related to term (or time-based) software license revenue and the associated support services revenue consisting of customer support and maintenance fees related to email and phone support, bug fixes, and unspecified software updates and upgrades released when and if available during the maintenance term.

•	Professional services revenue and other, including professional services for the implementation of the Company’s software, reimbursable travel, and training.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies  (Continued)

The Company’s subscription service arrangements are generally non-cancelable and do not contain refund-type provisions. Any subscription service arrangements that are cancelable generally have penalty clauses.

Arrangements with customers do not provide the customer with the right to take possession of the software supporting the cloud-based application service at any time and, as a result, are accounted for as service contracts. Revenues are recognized when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery or performance has occurred;

•	Fees are fixed or determinable; and

•	Collectability is probable.

For multiple-element arrangements, the Company evaluates each element to determine whether it represents a separate unit of accounting. In order to account for deliverables in a multiple-deliverable arrangement as separate units of accounting, the deliverables must have stand-alone value upon delivery. In determining whether professional services revenue has stand-alone value, the Company considers the availability of professional services from other vendors, the nature of the professional services and whether subscriptions are sold to new customers without professional services.

The Company has determined that all professional services revenues included in multiple deliverable arrangements have stand-alone value due to the availability of professional services from other vendors and, as such, each revenue type is recognized in the following manner:

•

Subscription and Support Revenues—recognized ratably over the contract term beginning on the initial activation date of each contract, which is the date the Company’s service is activated and made available to customers. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue depending on whether the revenue recognition criteria have been met.

•

Professional Services and Other Revenues—the Company’s professional services contracts are billed based on either a fixed fee or time and materials. When these services are not combined with subscription revenues as a single unit of accounting, as discussed below, these revenues are recognized as the services are rendered, similar to a proportional performance methodology. The Company evaluates performance against professional services contracts for the purposes of measuring progress towards completion. Training revenues are also recognized as the services are performed.

Multiple deliverables included in an arrangement are separated into different units of accounting, and the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. The Company determines the relative selling price for a deliverable based on its best estimate of selling price (“BESP”). nCino has determined that third-party evidence is not a practical alternative due to

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies  (Continued)

differences in its service offerings compared to other parties and the availability of relevant third-party pricing information. The Company also has not been able to establish vendor-specific objective evidence due to lack of pricing consistency, the introduction of new services, and other factors. The amount of revenue allocated to delivered items excludes contingent revenue, if any.

The Company has determined BESP by considering overall pricing objectives and market conditions. Significant pricing practices taken into consideration include discounting practices, the size and volume of transactions, the customer demographic, the geographic area where the services are sold, Company price lists, Company go-to-market strategy, historical stand-alone sales, and contract prices. The determination of BESP is made by management, taking into consideration the go-to-market strategy. As nCino’s go-to-market strategies evolve, the Company may modify pricing practices in the future, which could result in changes in relative selling prices, including BESP.

Sales taxes collected from customers and remitted to government authorities are excluded from revenue.

Commission expenses are expensed as incurred.

Deferred Revenue: Deferred revenue consists of billings or payments received in advance of revenue recognition from subscription and support revenues described above and is recognized as the revenue recognition criteria are met. The Company generally invoices customers in advance in annual installments. The deferred revenue balance is influenced by several factors, including seasonality, the compounding effects of renewals, invoice timing, dollar size, and new business linearity within the year.

Deferred revenues that will be recognized during the succeeding 12-month period are recorded as current deferred revenue, and the remaining portion is recorded as noncurrent.

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are stated at fair value.

Accounts Receivable and Allowances: Accounts receivable are reported at their gross outstanding balance reduced by an allowance for estimated receivable losses. The Company reviews outstanding receivable balances on a regular basis to assess their collectability and compute an allowance. The allowance includes an initial reserve based on aging as well as a specific reserve for certain accounts that are deemed uncollectable.

Property and Equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets and commences once the asset is placed in service or is ready for its intended use. The estimated useful lives by asset classification are generally as follows:

Asset Classification	Estimated Useful Life
Furniture and fixtures	3-7 years
Computers and equipment	3 years
Leasehold improvements	Shorter of remaining life of the lease term or estimated useful life

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies  (Continued)

When assets are retired or otherwise disposed of, the cost and accumulated depreciation or amortization are removed from their respective accounts, and any gain or loss on such retirement is reflected in operating expenses.

Capitalized Software Costs: Costs related to software developed for internal use are capitalized during the application development stage. Costs related to preliminary internal or external project activities and post implementation activities are expensed as incurred. Capitalized internal-use software is amortized on a straight-line basis over its estimated useful life, which is generally two to five years. Capitalized software costs useful lives are evaluated on an annual basis and tested for impairment whenever events or changes indicate that the carrying amount of an asset may not be recoverable. There were no costs capitalized during the fiscal years ended January 31, 2019 or 2018 and there were no unamortized capitalized software costs as of January 31, 2019 and 2018.

Impairment of Long-lived Assets: Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset grouping may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset grouping to future net undiscounted cash flows expected to result from use of the assets in the asset grouping, including cash flows from disposition. When future undiscounted cash flows are less than the asset groupings’ carrying value an impairment loss is recognized in operating results adjusting the carrying value to the assets groupings’ fair value. No impairment of long-lived assets occurred during the fiscal years ended January 31, 2019 or 2018.

Deferred Rent: Operating leases rent expense is recognized on a straight-line basis over the terms of the leases and the difference between cash rent payments and recognized rent expense is recorded as a deferred rent liability. Landlord-funded leasehold improvements are also recorded as deferred rent liabilities and amortized as a reduction of rent expense over the non-cancelable term of the related operating lease.

The Company may receive rent holidays and other incentives. The Company recognizes lease costs on a straight-line basis once control of the space is achieved, without regard to deferred payments such as rent holidays that defer the commencement date of required payments.

Cost of Revenues: Cost of subscription and support revenue consists of costs related to hosting the Company’s software solution and employee-related costs, including stock-based compensation expenses and allocated overhead, associated with customer support. Cost of professional services and other revenue consists of employee-related costs associated with these services, including stock-based compensation expenses, and allocated overhead, and the cost of subcontractors. Allocated overhead includes costs such as information technology infrastructure, rent and occupancy charges, along with employee benefit costs, and taxes based upon a percentage of total compensation expense. As such, general overhead expenses are reflected in each cost of revenue and operating expense category.

Advertising: Advertising costs are expensed as incurred and consist of advertising, third-party marketing, branded marketing, and conference and event expenses. Advertising expenses are recorded in sales and marketing expenses in the consolidated statements of comprehensive loss and were $1.8 million and $1.2 million for the fiscal years ended January 31, 2019 and 2018, respectively.

Income Taxes: Deferred income taxes are provided using the asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies  (Continued)

for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are also recorded for any tax attribute, such as net operating losses. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates on the date of enactment within income tax expense. The Company reflects the expected amount of income tax to be paid or refunded during the year as current income tax expense or benefit, as applicable.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The Company established a valuation allowance against its net deferred tax assets to reflect the uncertainty of realizing the deferred tax benefits, given historical losses.

The Company follows the accounting standards on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the tax position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the benefit having a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest, and penalties on income taxes, and accounting interim periods.

When and if applicable, potential interest and penalties are accrued as incurred, within income tax expense.

Other Comprehensive Income (Loss): Accumulated other comprehensive income (loss) is reported as a component of stockholders’ equity and includes unrealized gains and losses on foreign currency translation adjustments.

Foreign Currency Exchange: The functional currency of the Company’s foreign subsidiaries is generally the local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component on the consolidated statements of comprehensive loss recorded in foreign currency translation line item. Foreign currency transaction gains and losses due to remeasurement are included in other expense in the consolidated statements of comprehensive loss and were $0.1 million and $0.005 million for the fiscal years ended January 31, 2019 and 2018, respectively. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenue and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates.

Stock-Based Compensation: As further described in Note 8, the Company records compensation expense associated with stock options and other equity-based compensation in accordance with ASC 718, Compensation—Stock Compensation. The Company establishes fair value as the measurement objective in accounting for share-based payment transactions with employees and recognizes expense on a straight-line basis over the applicable vesting period.

Operating Segments: The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies  (Continued)

regularly by the chief operating decision maker, which is the Company’s chief executive officer, in deciding how to make operating decisions, allocate resources and in assessing performance. The Company’s chief operating decision maker allocates resources and assesses performance at the consolidated level.

Basic and Diluted Loss per Common Share: Basic loss per share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period.

Diluted loss per share is calculated by giving effect to all potentially dilutive common stock when determining the weighted-average number of common shares outstanding. For purposes of the diluted loss per share calculation, basic and diluted loss per share were the same, as the effect of all potentially dilutive securities would have been anti-dilutive.

Recent Accounting Pronouncements Adopted:

In May 2017, the FASB issued Accounting Standards Update (ASU) No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which amended the existing ASC. The standard provides clarity and reduces the cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. ASU 2017-09 was effective for fiscal years beginning after December 15, 2017. The adoption of this standard did not have a material impact on the Company’s financial statements.

Recent Accounting Pronouncements Not Yet Adopted:

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity is expected to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve the core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. ASU 2014-09, as subsequently amended for various technical issues, is effective for emerging growth companies following private company adoption dates for annual reporting periods beginning after December 15, 2018 and interim periods within annual reporting periods after December 15, 2019 and early adoption is permitted, using either of the two methods: (a) full retrospective to each prior reporting period presented, with the option to elect certain practical expedients as defined within ASU 2014-09; or (b) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined in ASU 2014-09. The Company is in the process of its evaluation of the potential impacts of the new standard on its consolidated financial statements and has selected the modified retrospective transition method for the adoption of the standard. The Company believes the new standard will primarily impact its allocation of revenue between subscription and support and professional services and recognizing multi-year contracts with increasing fees ratably in the same amount each year rather than over the term of the annual invoice period. The adoption of the new standard will also impact the Company’s accounting for certain commission costs, which will be capitalized and amortized whereas they are currently expensed as incurred.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard will affect all entities that lease assets and will require lessees to recognize a lease liability and a right-of-use asset for all leases

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies  (Continued)

(except for short-term leases that have a duration of less than one year) as of the date on which the lessor makes the underlying asset available to the lessee. For lessors, accounting for leases is substantially the same as in prior periods. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, to clarify how to apply certain aspects of the new leases standard. ASU 2016-02, as subsequently amended for various technical issues, is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020, and early adoption is permitted. For leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, lessees and lessors must apply a modified retrospective transition approach. While the Company expects the adoption of this standard to result in an increase to the reported assets and liabilities, it has not yet determined the full impact the adoption of this standard will have on its financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments–Credit Losses: Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. ASU 2016-13, as subsequently amended for various technical issues, is effective for emerging growth companies following private company adoption dates for fiscal years beginning after December 15, 2020 and for interim periods within fiscal years after December 15, 2021. The Company is currently evaluating the impact of this standard to the consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which includes a revision of the accounting for the income tax consequences of intra-entity transfers of assets other than inventory to reduce the complexity in accounting standards. This standard is effective for emerging growth companies following private company adoption dates for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact of this standard to the consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. ASU 2018-07 is effective for emerging growth companies following private company adoption dates for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, with early adoption permitted, but no earlier than an entity’s adoption date of Topic 606. The Company is currently evaluating the impact of this standard to the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, and early adoption is permitted. An entity is permitted to early adopt either the entire standard or only the provisions that eliminate or modify requirements. The Company is currently evaluating the impact of this standard to the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 2. Summary of Significant Accounting Policies  (Continued)

Arrangement That is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard to the consolidated financial statements.

In October 2018, the FASB issued Accounting Standards Update (“ASU”) 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities, which addresses the cost and complexity of financial reporting associated with consolidation of variable interest entities (“VIE”). ASU 2018-17 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020, with early adoption permitted. The new guidance must be applied on a retrospective basis as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the impact of this standard to the consolidated financial statements.

Note 3. Fair Value of Financial Instruments

The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2. Significant other inputs that are directly or indirectly observable in the marketplace.

Level 3. Significant unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value as of January 31, 2019 and 2018 because of the relatively short duration of these instruments.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 3. Fair Value of Financial Instruments  (Continued)

The Company evaluated its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level in which to classify them for each reporting period. The following table summarizes the Company’s assets measured at fair value as of January 31, 2019 and 2018 and indicates the fair value hierarchy of the valuation:

	Fair value measurements on a recurring basis at January 31, 2019
	Level 1	Level 2	Level 3
Financial assets:
Money market accounts (included in cash and cash equivalents)	$59,630	$—	$—

Total financial assets	$59,630	$—	$—

	Fair value measurements on a recurring basis at January 31, 2018
	Level 1	Level 2	Level 3
Financial assets:
Money market accounts (included in cash and cash equivalents)	$69,899	$—	$—

Total financial assets	$69,899	$—	$—

All of the Company’s money market accounts are classified within Level 1 because the Company’s money market accounts are valued using quoted market prices in active exchange markets including identical assets.

Note 4. Financial Statement Components

Accounts receivable, net of allowance for doubtful accounts consist of the following:

	As of January 31,
	2019	2018
Trade accounts receivable	$21,999	$13,294
Unbilled accounts receivable	3,589	2,132
Other accounts receivable	30	4
Allowance for doubtful accounts	(123)	(20)

Total accounts receivable, net	$25,495	$15,410

Components of allowance for doubtful accounts are as follows:

	Fiscal Year Ended January 31,
	2019	2018
Balance, beginning of period	$20	$349
Charged to (recovery of) bad debt expense	110	(329)
Write off of uncollectible accounts	(7)	—

Balance, end of period	$123	$20

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 5. Property and Equipment

Property and equipment, net consisted of the following:

	As of January 31,
	2019	2018
Furniture and fixtures	$4,407	$2,468
Computers and equipment	2,743	1,563
Leasehold Improvements	6,834	2,162
Construction-in-progress	42	70

	14,026	6,263
Less accumulated depreciation	(3,620)	(2,477)

	$10,406	$3,786

The Company recognized depreciation expense as follows:

	Fiscal Year Ended January 31,
	2019	2018
Cost of revenues	$534	$346
Sales and marketing	368	238
Research and development	383	270
General and administrative	173	116

Total depreciation expense	$1,458	$970

Subsequent to January 31, 2019, the Company entered into commitments in the amount of $3.5 million for additional furniture and fixtures and leasehold improvements.

Note 6. Reseller Agreement

The Company has a reseller agreement in place with a related party, to utilize their platform and to develop the Company’s cloud-based banking software as an application within the related party’s hosted environment. This agreement expires in June 2022 unless renegotiated. Cost of subscription revenues in each of the fiscal years ended January 31, 2019 and 2018 substantially consists of fees paid for access to the related party’s platform, including their hosting infrastructure and data center operations. The Company has recorded expenses of approximately $25.0 million since the beginning of fiscal 2018 in cost of revenues related to this agreement. See also Note 13.

Note 7. Stockholders’ Equity

On May 25, 2016, the Company amended the Certificate of Incorporation to change the designated number of voting shares of authorized common stock to 89,708,247 and the designated number of non-voting shares of authorized common stock to 10,291,753. During the fiscal years ended January 31, 2019 and 2018, no change was made to the total number of authorized common shares.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 7. Stockholders’ Equity  (Continued)

In July 2017 and January 2018, the Company completed a private placement common stock offering with accredited investors, which raised $17.8 million and $51.4 million, respectively, net of related expenses, and resulted in 1,784,700 and 3,958,354 shares being issued, respectively. Also, during the fiscal year ended January 31, 2018, certain employees exercised vested stock options, resulting in 695,384 shares being issued.

During the fiscal year ended January 31, 2019, certain employees exercised vested stock options, resulting in 2,845,482 shares being issued.

A summary of the rights and key provisions affecting each class of the Company’s stock as of January 31, 2019, is as follows:

Preferred Stock: The Board of Directors is authorized to establish one or more series of preferred stock and to fix the number of shares constituting such series and the designation of such series, including the voting powers, preferences, limitations, restrictions, and other special rights thereof.

Common Stock: Each holder of shares of voting common stock is entitled to attend all special and annual stockholders meetings of the Company and to cast one vote for each outstanding share of the voting common stock held on any matter or thing properly considered and acted upon by the stockholders in accordance with the Company’s by-laws and applicable law. Non-voting common stock holders carry the same rights and privileges as voting common stock holders except they shall not be entitled to vote on any matter. Non-voting common stock can be converted to an equal number of voting common stock provided that certain transfer provisions are met. The non-voting common stock will only be convertible after a transfer from the initial holder of the non-voting common stock to a third party unaffiliated with the initial holder through a permitted transfer. A permitted transfer is defined as being a transfer to an affiliate of the holder or the Company, transfer in a widespread public distribution, in transfers in which no transferee (or group of affiliated transferees) receives 2% or more of any class of the voting securities of the Company, or to a transferee that would control more than 50% of the voting securities of the Company without any transfer from the transferor.

At January 31, 2019, the Company committed a total of 8,537,828 shares of common stock for future issuance as follows:

Outstanding stock options	8,206,926
Possible issuance under stock plan	330,902

8,537,828

Note 8. Stock-Based Compensation

The Company has a stock plan (“Incentive Plan”) under which the Board of Directors had allotted 15,025,666 shares of common stock for incentive options or non-qualified options as of January 31, 2019. The option pool was increased by 1,597,476 shares in March 2015, by 3,000,000 shares in May 2016, by 2,200,000 shares in February 2017, with approval from the Board of Directors and stockholders. Incentive options may be granted to Company employees. Non-qualified options may be granted to Company employees, non-employee directors, and consultants. The exercise price of the option is determined by the Board of Directors, but cannot be

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 8. Stock-Based Compensation  (Continued)

less than 100% of the fair market value of the Company’s common stock on the date of the grant. The options vest in one of two ways:

•	In equal annual installments over four years from the grant date.

•	Upon a change in control transaction (with respect to certain Incentive Plan participants).

All options expire ten years from the grant date and, with respect to certain Incentive Plan participants, provide for accelerated vesting if there is a change in control of the Company.

The calculated value of each option award is estimated at the date of grant using the Black-Scholes option valuation model that utilizes the assumptions included in the table below. The Company recognizes stock-based expenses related to stock option awards on a straight-line basis over the requisite service period of the awards, which is generally the vesting term of four years. Stock-based expenses are recognized net of estimated forfeiture activity. The estimated forfeiture rate applied is based on historical forfeiture rates. The expected term assumption, using the simplified method, reflects the period for which the Company believes the option will remain outstanding. The Company determined the volatility of its stock by looking at the historic volatility of its peer companies. The risk-free rate reflects the U.S. Treasury yield for a similar expected life instrument in effect at the time of the grant. The assumptions utilized for the fiscal years ended January 31, 2019 and 2018 are as follows:

	Fiscal Year Ended January 31,
	2019	2018
Expected life (in years from vesting)	6.25	6.08 - 6.25
Expected volatility	40% - 41%	42% - 44%
Expected dividends	0.00%	0.00%
Risk-free rate	2.71% - 3.06%	2.07% - 2.27%

The grant date weighted average calculated fair value of options issued, net of forfeitures, was $5.36 per share and $2.13 per share for the fiscal years ended January 31, 2019 and 2018, respectively.

The Company recognized stock-based compensation expense related to the option grants under the Incentive Plan as follows:

	Fiscal Year Ended January 31,
	2019	2018
Cost of revenues	$1,487	$1,357
Sales and marketing	1,078	940
Research and development	1,056	1,070
General and administrative	474	459

Total stock-based compensation expense	$4,095	$3,826

The Company granted 969,762 new incentive stock options in the fiscal year ending January 31, 2019, which will vest over four years and have a ten-year term.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 8. Stock-Based Compensation  (Continued)

A summary of option activity under the Incentive Plan during the fiscal years ended January 31, 2019 and 2018 are as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding, January 31, 2017	6,845,834	$1.94	7.76
Granted	4,267,151	5.17
Expired or forfeited	(125,642)	2.93
Exercised	(695,384)	1.35

Outstanding, January 31, 2018	10,291,959	3.31	7.77

Granted	969,762	13.50
Expired or forfeited	(209,313)	9.46
Exercised	(2,845,482)	2.20

Outstanding, January 31, 2019	8,206,926	$4.74	7.34

Exercisable, January 31, 2019	3,287,209	$2.52	6.18

As of January 31, 2019, there was $9.9 million of total unrecognized compensation cost related to nonvested stock-based compensation arrangements under the Incentive Plan. That cost is expected to be recognized over a weighted average period of approximately 1.84 years.

Note 9. Income Taxes

The components of income (loss) before income taxes by domestic and foreign jurisdictions were as follows:

	Fiscal Year Ended January 31,
	2019	2018
Domestic	$(17,333)	$(18,757)
Foreign	(4,779)	218

	$(22,112)	$(18,539)

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 9. Income Taxes  (Continued)

The provision for income taxes consisted of the following:

	Fiscal Year Ended January 31,
	2019	2018
Current:
Federal	$—	$—
State	—	—
Foreign	194	50

	194	50
Deferred:
Federal	—	—
State	—	—
Foreign	—	—

	—	—

Total tax expense	$194	$50

The differences between income taxes expected at the US federal statutory income tax rate and the reported income tax expense are summarized as follows:

	Fiscal Year Ended January 31,
	2019		2018
Income tax benefit at statutory rate of 21% for 2019 (2018: 33.8%)	$(4,644)	21.0%	$(6,268)	33.8%
State income tax benefit, net of federal impact	(1,331)	6.0%	(780)	4.2%
Changes in valuation allowance	11,627	(52.6%)	(3,284)	17.7%
Stock-based compensation	(5,753)	26.0%	181	(1.0%)
Remeasurement of deferred taxes due to Tax Cuts and Jobs Act	—	0.0%	9,958	(53.7%)
Other	295	(1.3%)	243	(1.3%)

	$194	(0.9%)	$50	(0.3%)

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 9. Income Taxes  (Continued)

Significant components of the Company’s net deferred tax assets and liabilities includes the following components:

	As of January 31,
	2019	2018
Deferred tax assets:
Net operating losses	$31,765	$20,512
Stock-based compensation	876	743
Reserves and accrued expenses	342	15
Software costs	119	124
Contributions	34	2
Deferred revenue	—	50
Other	51	57

	33,187	21,503
Valuation allowance	(33,121)	(21,494)

Total deferred tax assets	66	9
Deferred tax liabilities:
Depreciation	44	9
Deferred intercompany transactions	22	—

Net deferred taxes	$—	$—

A valuation allowance has been provided in the U.S. federal and state as well as certain foreign jurisdictions to reduce deferred tax assets to the amount that is more likely than not to be realized. The valuation allowance increased/(decreased) by $11.6 million and ($3.3 million) for the fiscal years ended January 31, 2019 and 2018, respectively.

The Company continually assesses the realizability of its deferred tax assets based on an evaluative process that considers all available positive and negative evidence. The Company has established a valuation allowance in the amount of $33.1 million and $21.5 million as of January 31, 2019 and 2018, respectively, because the Company believes it is not more likely than not the deferred tax asset will be realized. As part of this evaluative process, the Company considers the following sources of taxable income: 1) future reversals of taxable temporary differences; 2) future taxable income exclusive of reversing temporary differences and carryforwards; 3) taxable income in prior carryback years; and 4) tax planning strategies. In making a conclusion, the Company evaluated all available positive and negative evidence impacting these sources of taxable income. The primary sources of evidence regarding the realization of the Company’s deferred tax assets are summarized below:

•	History of earnings—As of January 31, 2019, the Company is in a three-year cumulative loss position. This fact pattern is considered negative evidence in the valuation of its deferred tax assets.

•

Reversals of taxable temporary differences—The Company anticipates that future reversals of taxable temporary differences are not projected to absorb cumulative deferred tax assets for net operating losses.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 9. Income Taxes  (Continued)

•	Creation of future taxable income—The Company has not projected future taxable income that can absorb the net deferred tax assets.

•	Ability to implement tax planning strategies—The Company has not identified any tax planning strategies which will result in the realization of the net deferred tax assets.

On December 22, 2017, President Trump signed into law the statute named the “Tax Cuts and Jobs Act” (“TCJA”) which enacts a broad range of changes to the Internal Revenue Code. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest and net operating losses, allows for the expensing of certain capital expenditures, and puts into effect a number of changes impacting operations outside of the United States including, but not limited to, the imposition of a one-time tax on accumulated post-1986 deferred foreign income that has not previously been subject to tax, and modifications to the treatment of certain intercompany transactions.

The decrease in the U.S. federal income tax rate to 21% was effective on January 1, 2018. For the tax year ended January 31, 2018, the hybrid federal income tax rate for the Company was 33.8%.

The Company’s net deferred tax assets and liabilities were revalued at the newly enacted U.S. federal rate of 21%, and the resulting increase to tax expense was offset by a related reduction of the Company’s valuation allowance.

The TCJA also requires companies to pay a one-time transition tax on a mandatory deemed repatriation of earnings of certain foreign subsidiaries that were previously untaxed. The deemed repatriated earnings all relate to fiscal year ending January 31, 2018 as it was the first year the Company had foreign operations. This deemed repatriation did not result in any additional income tax payable because the deemed repatriation amount was offset by net operating losses. The Company maintains its assertion of the Company’s intent for certain foreign earnings to be indefinitely reinvested.

The Company has U.S. federal loss carryforwards totaling $121.3 million that may be offset against future taxable income. If not used, carryforwards will expire as follows:

Fiscal Year Ending January 31,
2033	$270
2034	10,467
2035	16,623
2036	1,443
2037	33,642
2038	16,893
Indefinite	41,951

Total federal loss carryforwards	$121,289

Because of the change of ownership provisions of the Tax Reform Act of 1986, the use of a portion of the Company’s U.S. federal loss carryforwards may be limited in future periods. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 9. Income Taxes  (Continued)

The Company also has foreign net operating losses of $5.6 million that can be carried forward indefinitely.

The Company is subject to taxation in the U.S. federal and various state and foreign jurisdictions. As of January 31, 2019, tax years 2015, 2016, and 2017 are subject to examination by the tax authorities. With a few exceptions, as of January 31, 2019, we are no longer subject to U.S. federal, state or local examinations by tax authorities for years before 2015. However, amounts reported as net operating losses and tax credit carryforwards from these tax periods remain subject to review by most tax authorities.

The Company recognizes the income tax benefits of any uncertain tax positions only when, based upon the technical merits of the position, it is more likely than not that the position is sustainable upon examination. With the information available, the Company has performed an analysis and as of January 31, 2019 and 2018, and the Company has not recognized any unrecognized tax benefits, interest or penalties for any income tax positions.

Note 10. Defined Contribution Plan

The Company has a 401(k) plan for its employees in the United States who meet the plan requirements. Employer contributions are discretionary. Employees are immediately vested in their contributions. The Company also has a Registered Retirement Savings Plan covering all eligible employees in Canada. Employer contributions for the fiscal years ended January 31, 2019 and 2018 were $0.1 million and $0, respectively.

Note 11. Concentrations

For the fiscal year ended January 31, 2019, two customers represented 9% of total revenues, 4% of which is also with a customer who is an equity holder in the Company. These two customers also represented 29% of accounts receivable as of January 31, 2019, of which 14% was from the customer who is an equity holder. For the fiscal year ended January 31, 2018, three customers represented 20% of total revenues, 14% of which was with two customers who are also equity holders in the Company. These three customers also represented 58% of accounts receivable as of January 31, 2018, of which 40% was from the two customers who are also equity holders.

The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents. The Company’s cash and cash equivalents exceed the Federal deposit insurance limit at January 31, 2019 and 2018. The Company maintains its cash and cash equivalents with high-credit-quality financial institutions.

The Company generates its revenue primarily in the United States. $87.3 million, or 95%, of revenues, and $58.0 million, or 96%, of revenue was generated in the United States and $4.2 million and $0.07 million was generated in countries outside the United States for the fiscal years ended January 31, 2019 and 2018, respectively. Revenues by geography are determined based on the region of the Company’s contracting entity, which may be different than the region of the customer.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 12. Commitments and Contingencies

The Company leases its facilities and a portion of its equipment and licenses under various non-cancellable agreements, which expire at various times through July 2028 and require various minimum annual rentals.

The Company’s agreements for the facilities and certain services provide the Company with the option to renew. The Company’s future contractual obligations would change if the Company exercised these options. Future minimum lease payments required under operating leases at January 31, 2019 are as follows:

Fiscal Year Ending January 31,
2020	$4,934
2021	4,672
2022	3,551
2023	3,433
2024	3,080
Thereafter	4,227

$23,897

The terms of the lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

Total lease expense amounted to $5.8 million and $3.4 million for the fiscal years ended January 31, 2019 and 2018, respectively.

We have recognized liabilities for contingencies related to state sales and use tax deemed probable and estimable, including penalties and interest, totaling $0.9 million and $0 at January 31, 2019 and 2018, respectively, which are included in other accrued expenses in the Company’s consolidated balance sheets.

Note 13. Related-Party Transactions

The Company’s main vendor is also an equity holder in the Company. Total payments related to the reseller agreement with the related party are disclosed in Note 6. The Company also purchases services from this related party to assist in managing its own sales cycle, customer relationship management, and other business functions. The Company signed a three-year, non-cancellable agreement with the related party in December 2015 for the purchase of services and renewed in December 2018 for an additional two years. Total payments to the related party for these services recorded to expenses were less than $1.0 million for each of the fiscal years ended January 31, 2019 and 2018, respectively, and less than $1.0 million were in prepaid expenses and other current assets at each of January 31, 2019 and 2018. Accounts payable to the related party were $2.1 million and $1.3 million at January 31, 2019 and 2018, respectively, included in accounts payable, related parties.

As discussed in Note 11, there are equity holders who are also customers of the Company. Included in revenue is $9.9 million and $8.1 million from two equity holder customers for the fiscal years ended January 31, 2019 and 2018, respectively. Related party balances in current deferred revenue were $6.9 million and $7.6 million at January 31, 2019 and 2018, respectively.

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 13. Related-Party Transactions  (Continued)

The Company has a banking relationship with one of its equity holders. Included in interest income is $0.9 million and $0.2 million for the fiscal years ended January 31, 2019 and 2018, respectively.

The Company made an agreement with one of its equity holders in May 2016 to spend an agreed-upon amount of funds over a three year period that will further the alliance between the two companies. As of fiscal year end January 31, 2019, the Company was in compliance with the terms of the agreement. Total consideration amounted to $1.7 million and $0.3 million for the fiscal years ended January 31, 2019 and 2018, respectively. As of January 31, 2019, there was $0.2 million obligation remaining expected to be fulfilled within one year. In April 2019, the agreement was extended for an additional three years.

Note 14. Basic and Diluted Loss per Share

Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding for the fiscal period. Diluted earnings per share is computed by giving effect to all potential weighted average dilutive common stock, including options. The dilutive effect of outstanding awards is reflected in diluted earnings per share by application of the treasury stock method. Diluted loss per share for the fiscal years ended January 31, 2019 and 2018 is the same as the basic loss per share as there was a net loss for those periods, and inclusion of potentially issuable shares was anti-dilutive.

The components of basic and diluted loss per share for periods presented are as follows (in thousands, except share and per share data):

	Fiscal Year Ended January 31,
	2019	2018
Basic loss per share:
Numerator
Net loss	$(22,306)	$(18,589)

Denominator
Weighted-average common shares outstanding	74,593,709	68,290,570

Basic loss per share	$(0.30)	$(0.27)

Dilutive loss per share:
Numerator
Net loss	$(22,306)	$(18,589)

Denominator
Weighted-average common shares outstanding	74,593,709	68,290,570

Dilutive loss per share	$(0.30)	$(0.27)

The weighted-average number of shares outstanding used in the computation of diluted earnings per share does not include the effect of the following potential outstanding common stock because the effect would have been anti-dilutive for the periods presented:

	Fiscal Year Ended January 31,
	2019	2018
Stock options issued and outstanding	8,206,926	10,291,959

nCino, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts and unless otherwise indicated)

Note 15. Subsequent Events

In July 2019, the Company acquired all outstanding membership interests of Visible Equity, LLC which provides financial analytics, portfolio management and compliance solutions to banks and credit unions. The Company acquired Visible Equity, LLC for its product offerings and the domain expertise of its employees. Visible Equity, LLC is headquartered in Salt Lake City, Utah. The total estimated consideration for Visible Equity, LLC is estimated to be approximately $73.2 million, which was paid with 1,438,805 shares of the Company’s voting common stock and $49.4 million of cash. The calculation of the estimated consideration is subject to change as the Company is in the process of completing the final analysis of certain components of the purchase price.

The Company has not completed the detailed valuations necessary to determine the estimated fair value of the assets acquired and the liabilities assumed. The Company estimates that $28.5 million of fair value will be assigned to acquired assets of identifiable tangible and intangible assets, and $1.8 million of liabilities assumed, with the remainder representing approximately $46.5 million of goodwill. Goodwill, primarily attributable to the assembled workforce and expected synergies, is deductible for U.S. federal income tax purposes. Acquisition costs recognized related to this acquisition are approximately $0.8 million and will be included in general and administrative expenses on the Company’s consolidated statement of comprehensive loss. The Company’s assessment of fair value and the purchase price accounting are preliminary and subject to change upon completion.

In July 2019, the Company established the nCino, Inc. 2019 Equity Incentive Plan (the “Plan). The Plan is allotted 1,500,000 shares that may be issued in the form of options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares, performance units, cash-based awards and other stock-based awards. The allotted shares can be increased by shares available under the Company’s Incentive Plan, described in Note 8, however not to exceed 7,500,000 shares from that Incentive Plan. All awards shall be granted within ten years from the effective date of the Plan and can only be granted to employees, non-employee directors and consultants.

In September 2019, 3,448,276 shares of the Company’s voting common stock were issued for $75.0 million and 229,885 shares of non-voting common stock were issued for $5.0 million.

In October 2019, the Company and its wholly-owned subsidiary, nCino APAC Pty Ltd, acquired all of the outstanding shares of FinSuite Pty Ltd (“FinSuite”). The Company acquired FinSuite for its product offerings and the domain expertise of its employees. FinSuite is headquartered in Melbourne, Victoria Australia. The total estimated consideration is estimated to be approximately $5.5 million, which was paid with 63,967 shares of the Company’s voting common stock and $4.1 million of cash. The calculation of the estimated consideration is subject to change as the Company is in the process of completing the final analysis of certain components of the purchase price. There are also earn out provisions based on the successful development of product for potential additional amounts of 349,659 shares of voting common stock and $0.2 million in cash. The Company has not completed the detailed valuations necessary to determine the estimated fair value of the assets acquired and the liabilities assumed. The Company estimates that $5.5 million of fair value will be assigned to acquired assets, including identifiable tangible and intangible assets and goodwill. The Company’s assessment of fair value and the purchase price accounting are preliminary and subject to change upon completion.

In October 2019, the Company entered into a joint venture, nCino K.K. a Japanese corporation, to provide the Company’s products and services to the Japanese market with an initial investment of $4.7 million, in exchange for 510,000 shares, or 51% of nCino K.K.

Through and including                    , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

            Shares

nCino, Inc.

Common Stock

PROSPECTUS

BofA Securities

Barclays

                    , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the FINRA filing fee and the exchange listing fee:

Amount to be Paid
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

nCino, Inc. is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchase or redemptions or (4) for any transaction from which the director derived an improper personal benefit.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

We expect that the amended and restated certificate of incorporation adopted by us prior to the completion of this offering will provide that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases or other distributions pursuant to Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our charter will provide that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

We also expect our charter will further provide that any amendment, repeal or modification of such article unless otherwise required by law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or amendment of a director serving at the time of such repeal or modification.

We expect that our amended and restated certificate of incorporation adopted by us prior to the completion of this offering, will provide that we shall indemnify each of our directors and executive officers, and shall have power to indemnify our other officers, employees and agents, to the fullest extent permitted by the DGCL as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the DGCL permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. We expect the amended and restated certificate of incorporation will further provide for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees, in advance of the final disposition of such action, suit or proceeding only upon receipt of an undertaking by such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses.

In addition, we expect the amended and restated certificate of incorporation will provide that the right of each of our directors and officers to indemnification and advancement of expenses shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the charter or bylaws, agreement, vote of stockholders or otherwise. Furthermore, our amended and restated certificate of incorporation will authorize us to provide insurance for our directors, officers, employees and agents against any liability, whether or not we would have the power to indemnify such person against such liability under the DGCL or the bylaws.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our amended and restated certificate of incorporation.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we will enter into in connection with the sale of the common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Common Stock Issuances

In the three years preceding the filing of this registration statement, the registrant has sold and issued the following unregistered securities:

Equity Issuances

In May 2016, we sold an aggregate of 3,482,399 shares of our common stock to 12 accredited investors at a purchase price of $4.50 per share for an aggregate purchase price of $15.7 million.

In July 2017, we sold an aggregate of 1,784,700 shares of our common stock to three accredited investors at a purchase price of $10.00 per share for an aggregate purchase price of $17.8 million.

In January 2018, we sold an aggregate of 3,958,354 shares of our common stock to two accredited investors at a purchase price of $13.00 per share for an aggregate purchase price of $51.5 million.

In September 2019, we sold an aggregate of 3,678,161 shares of our common stock to two accredited investors at a purchase price of $21.75 per share for an aggregate purchase price of $80.0 million.

The issuances described above were exempt from registration under the Securities Act (or Regulation D promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Option and RSU Issuances

From              through the filing date of this registration statement, we granted to our directors, officers, employees, consultants and other service providers options to purchase an aggregate of             shares of our common stock under our equity compensation plans at exercise prices ranging from approximately $            to $             per share.

The option and RSU issuances described above were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under the registrant’s equity compensation plans. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Schedules not listed have been omitted because the information required to be set forth therein is not applicable, not material or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, (the “Act”), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation of nCino, Inc., to be in effect on the completion of the offering.

3.2*	Form of Amended and Restated Bylaws of nCino, Inc., to be in effect on the completion of the offering.

4.1*	Form of Common Stock Certificate.

4.2*	First Amended and Restated Investors’ Rights Agreement, dated February 12, 2015, as amended, among nCino, Inc. and certain holders of its capital stock.

5.1*	Opinion of Sidley Austin LLP.

10.1+*	nCino, Inc. 2014 Omnibus Stock Ownership and Long Term Incentive Plan and related form agreements

10.2+*	nCino, Inc. 2019 Equity Incentive Plan and related form agreements

10.3*	Reseller Agreement by and between Salesforce and the Company, dated December 22, 2011, as amended.

23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2*	Consent of Sidley Austin LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page to this Registration Statement).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wilmington, North Carolina, on the          day of        .

nCino, Inc.

By:
Pierre Naudé
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Rudow and Greg Orenstein and each of them, as such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or such person’s substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Pierre Naudé	President and Chief Executive Officer; Director (Principal Executive Officer)

David Rudow	Chief Financial Officer and Treasurer (Principal Financial Officer)

Jeanette Sellers	Corporate Controller (Principal Accounting Officer)

Jeffrey Horing	Director

William Ruh	Director

Jeffrey Lunsford	Director

Spencer Lake	Director

Director